2025

ANNUAL REPORT

GYMKHANA

42

MGMLIVE

CARBONE Riviera

MGM RESORTS
INTERNATIONAL®







2025 was a year of record results and meaningful progress across every dimension of our business.

Our success begins with our employees, who set a new annual record for Net Promoter Scores among our top-tier Gold+ customers and played a crucial role in delivering another year of outstanding performance.

MGM China achieved record Segment Adjusted EBITDAR while sustaining full-year market share above 16%, supported by strategic investments in premium mass and high-end products that enhanced the guest experience and drove increases in visitation and premium player counts.

BetMGM delivered a nearly $470 million improvement in annual EBITDA by elevating customer engagement and significantly improving marketing efficiency through more targeted acquisition and retention strategies. Importantly, 2025 marked the beginning of recurring cash distributions back to MGM Resorts, totaling $135 million during the year, with more to come.

Las Vegas remained our foundational engine, even as the market normalized after several years of extraordinary growth. Luxury offerings continued to reinforce our reputation for excellence, from premier dining additions including Gymkhana and Carbone Riviera to the exclusive, sold-out Bellagio Fountain Club at the Formula 1 Las Vegas Grand Prix.

Bellagio and ARIA together grew adjusted EBITDAR by a mid-single-digit percentage, while a fully refreshed MGM Grand room inventory and strong convention demand supported year-end stabilization. Our second year of partnership with Marriott contributed 900,000 room nights, expanding our reach to millions of loyal travelers worldwide.

Regional Operations achieved record slot win across multiple quarters, MGM Digital expanded meaningfully across Brazil, Sweden and the Netherlands, and internationally, MGM Osaka broke ground on schedule for a 2030 opening while construction continues in Dubai toward a planned 2028 opening.

By year-end, MGM Resorts emerged with a strengthened balance sheet, expanded cash flow streams and a robust global growth pipeline. With contributions from Las Vegas Strip Resorts, Regional Operations, MGM China and BetMGM, the company enters 2026 well-positioned for future growth and continued momentum.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from‗ to‗
Commission File No. 001-10362

MGM Resorts International

(Exact name of Registrant as specified in its charter)

Delaware	**88-0215232**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

3600 Las Vegas Boulevard South - Las Vegas, Nevada 89109
(Address of principal executive offices) (Zip Code)

(702) 693-7120
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, $0.01 Par Value	MGM	New York Stock Exchange (NYSE)

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer	☐
Non-accelerated filer ☐	Smaller reporting company	☐
Emerging growth company ☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act): Yes ☐ No ☒

The aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant as of June 30, 2025 (based on the closing price on the New York Stock Exchange Composite Tape on June 30, 2025) was $5.8 billion. Shares of common stock held by each officer and director and by each person who owns 10% or more of the outstanding common shares have been excluded. As of February 9, 2026, 255,828,519 shares of Registrant's Common Stock, $0.01 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for its 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

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TABLE OF CONTENTS

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ITEM 1. BUSINESS

MGM Resorts International is referred to as the "Company," "MGM Resorts," or the "Registrant," and together with its subsidiaries may also be referred to as "we," "us" or "our."

Overview

MGM Resorts International is a Delaware corporation incorporated in 1986 that acts largely as a holding company and, through subsidiaries, is a global gaming and entertainment company with domestic and international locations featuring best-in-class hotels and casinos, state-of-the-art meeting and conference spaces, incredible live and theatrical entertainment experiences, and an extensive array of restaurant, nightlife and retail offerings, as well as sports betting and online gaming operations.

We believe we operate several of the finest casino properties in the world and we continually reinvest in our properties to maintain our competitive advantage. We make significant investments in our properties through newly remodeled hotel rooms, restaurants, entertainment and nightlife offerings, as well as other new features and amenities. We believe we operate the highest quality resorts in each of the markets in which we operate. Ensuring our properties are the premier resorts in their respective markets requires capital investments to maintain the best possible experiences for our guests. We also believe that through our online gaming operations, we can create a scaled global online gaming business.

As of December 31, 2025, we operate 16 domestic casino properties and, through our approximate 56% controlling interest in MGM China Holdings Limited (together with its subsidiaries, "MGM China"), which owns MGM Grand Paradise, S.A. ("MGM Grand Paradise"), operate two casino properties in Macau. Additionally, through our 50% ownership interest in MGM Osaka Corporation ("MGM Osaka"), an unconsolidated affiliate, we are developing an integrated resort in Osaka, Japan. We also have global online gaming operations primarily through our consolidated subsidiary LV Lion Holding Limited (together with its subsidiaries, "LeoVegas") and through our 50% ownership interest in BetMGM, LLC ("BetMGM North America Venture"), an unconsolidated affiliate.

We lease the real estate assets of our domestic properties pursuant to triple net lease agreements, as further discussed in Note 11.

In recent years, in furtherance of our vision to become the world's premier gaming entertainment company, we have implemented an asset-light business model, which has involved a comprehensive review of our owned real estate assets to find opportunities to monetize those assets efficiently and allow unlocked capital to be redeployed towards balance sheet improvements, new growth opportunities, and to return value to our shareholders. At the same time, we have continued to focus on key growth opportunities that align with our vision, particularly by investing in U.S. online sports betting and iGaming through BetMGM North America Venture, acquiring and investing in LeoVegas to expand our global online presence, expanding our digital capabilities, and seeking to further diversify our international operations with development efforts in Japan.

As part of that business strategy, we have sought and executed on opportunities to invest in our growth areas, divest our real estate assets, and acquire, or enter into venture transactions, with respect to online gaming and the operations of integrated casino, hotel, and entertainment properties. For additional information relating to our acquisitions, divestitures, venture transactions, and other arrangements made in furtherance of our business strategy, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the notes to our consolidated financial statements.

General

Most of our revenue is cash-based, through customers wagering with cash or paying for non-gaming services with cash or credit cards. We rely on the ability of our operations to generate operating cash flow to fund capital expenditures, provide excess cash flow for future development, acquisitions or investments, and repay debt financings.

Our results of operations do not tend to be seasonal in nature as our digital operations and all of our casino properties typically operate 24 hours a day, every day of the year, with the exception of Empire City, which operates 20 hours a day, every day of the year. However, a variety of factors may affect the results of any interim period, including the timing of major conventions, Far East baccarat volumes, the timing of entertainment and sports events, the amount and timing of marketing and special events for our high-end gaming customers, and the level of play during major holidays, including New Year and Lunar New Year. Our primary casino and hotel operations are owned and managed by us. Other amenities may be owned and operated by us, owned by us but managed by third parties for a fee, or leased to third parties. We also lease space to third-party retail and food and beverage operators, particularly for branding opportunities.

As of December 31, 2025, we have four reportable segments: Las Vegas Strip Resorts, Regional Operations, MGM China, and MGM Digital, as generally described below. See Note 17 for detailed financial information about our reportable segments.

Las Vegas Strip Resorts and Regional Operations

Las Vegas Strip Resorts. Las Vegas Strip Resorts consists of the following casino resorts: Aria (including Vdara), Bellagio, The Cosmopolitan of Las Vegas ("The Cosmopolitan"), MGM Grand Las Vegas (including The Signature), Mandalay Bay (including W Las Vegas and Four Seasons), Luxor, New York-New York (including The Park), Excalibur, and Park MGM (including The Reserve at Park MGM).

Regional Operations. Regional Operations consists of the following casino properties: MGM Grand Detroit in Detroit, Michigan; Beau Rivage in Biloxi, Mississippi; Gold Strike Tunica in Tunica, Mississippi (until its disposition in February 2023); Borgata in Atlantic City, New Jersey; MGM National Harbor in Prince George's County, Maryland; MGM Springfield in Springfield, Massachusetts; Empire City in Yonkers, New York; and MGM Northfield Park in Northfield Park, Ohio.

Over half of the net revenue from our Las Vegas Strip Resorts is typically derived from non-gaming operations, including hotel, food and beverage, entertainment and other non-gaming amenities and the majority of the net revenue from our Regional Operations is typically derived from gaming operations. Our long-term strategy continues to be to market to different customers and utilize our significant convention and meeting facilities to allow us to maximize hotel occupancy and customer volumes, which also leads to better labor utilization. Our operating results are highly dependent on the volume of customers at our properties, which in turn affects the price we can charge for our hotel rooms and other amenities.

Our casino operations feature a variety of slots and table games. In addition, we provide our premium players access to high-limit rooms and lounge experiences where players may enjoy an upscale atmosphere.

MGM China

As of December 31, 2025, we own approximately 56% of MGM China, which owns MGM Grand Paradise, the Macau company that owns and operates the MGM Macau and MGM Cotai casino resorts and holds the related gaming concession and land concessions. We believe MGM China plays an important role in extending our reach internationally and will foster future growth and profitability. We expect the long-term future growth of the Asian gaming market to drive additional visitation at MGM Macau and MGM Cotai.

Our current MGM China operations relate to MGM Macau and MGM Cotai, discussed further below. MGM China's revenues are generated primarily from gaming operations, which are conducted under a gaming concession held by MGM Grand Paradise, a subsidiary of MGM China. Gaming in Macau is currently administered by the Macau Government through concessions awarded to six different concessionaires.

MGM Digital

MGM Digital is our consolidated online gaming portfolio which is primarily comprised of LeoVegas, which is headquartered in Sweden and Malta and operates internationally, primarily in Europe and, through its consolidated venture, in Brazil. Revenues are derived from its online gaming product offerings, which include iGaming, digital slots and table games, as well as live dealer and online sports betting.

Corporate and Other

We have additional business activities including our investments in unconsolidated affiliates and certain other corporate and management operations. Our investments in unconsolidated affiliates are primarily comprised of our ventures, such as BetMGM North America Venture and MGM Osaka.

Customers and Competition

We operate in highly competitive environments. We compete against gaming companies, as well as other hospitality companies in the markets in which we operate, neighboring markets, and in other parts of the world, including non-gaming resort destinations such as Hawaii. Our gaming operations compete to a lesser extent with state-sponsored lotteries, off-track wagering, card parlors, and other forms of legalized gaming in the United States and internationally. For further discussion of the potential impact of competitive conditions on our business, see "Item 1A. Risk Factors — Risks Related to our Business, Industry, and Market Conditions — We face significant competition with respect to destination travel locations generally and with respect to our peers in the industries in which we compete, including increased competition through online sports betting and iGaming, and failure to compete effectively could materially adversely affect our business, financial condition, results of operations and cash flows."

Our primary methods of successfully competing include:
- Locating our properties in desirable leisure and business travel markets and operating at superior sites within those markets;
- Constructing and maintaining high-quality resorts and facilities, including luxurious guestrooms, state-of-the-art convention facilities and premier dining, entertainment, retail and other amenities;
- Recruiting, training and retaining well-qualified and motivated employees who provide superior customer service;
- Providing unique, "must-see" entertainment attractions;
- Investing in digital offerings and opportunities domestically and abroad; and
- Developing distinctive and memorable marketing, promotional and customer loyalty programs.

Las Vegas Strip Resorts and Regional Operations

Our customers include premium gaming customers; leisure and wholesale travel customers; business travelers, and group customers, including conventions, trade associations, and small meetings. We have a diverse portfolio of properties, which appeal to the upper end of each market segment and also cater to leisure and value-oriented tour and travel customers. Many of our properties have significant convention and meeting space which we utilize to drive business to our properties during midweek and off-peak periods.

Our Las Vegas casino properties compete for customers with a large number of other hotel casinos in the Las Vegas area, including major hotel casinos on or near the Las Vegas Strip, major hotel casinos in the downtown area, which is about five miles from the center of the Las Vegas Strip, and several major hotel casinos elsewhere in the Las Vegas area. Our Las Vegas Strip Resorts also compete, in part, with each other. Major competitors, including newer entrants, have either recently expanded their hotel room capacity and convention space offerings, or have plans to expand their capacity or construct new resorts in Las Vegas. Also, the growth of gaming in areas outside Las Vegas has increased the competition faced by our operations in Las Vegas.

Outside Nevada, our properties primarily compete with other hotel casinos in their markets and for customers in surrounding regional gaming markets, where location is a critical factor to success. In addition, we compete with gaming operations in surrounding jurisdictions and other leisure destinations in each region.

MGM China

The majority of MGM China's casino revenue has been provided by main floor gaming operations in recent years and we expect this will be the primary source of growth in the future. We offer amenities to attract players such as premium gaming lounges and stadium-style electronic table games terminals, which include both table games and slots to create a dedicated exclusive gaming space for premium main floor players' use, as well as non-gaming amenities, such as The Mansion, MGM Cotai Emerald Villa, and MGM Macau Alpha Villa to attract ultra-high end customers.

Our key competitors in Macau include five other gaming concessionaires. We also encounter competition from major gaming centers located in other areas of Asia and around the world including, but not limited to, Singapore, South Korea, Vietnam, Cambodia, the Philippines, Australia, and Las Vegas.

MGM Digital

Our digital customers are located within the geolocation of the jurisdictions in which we are licensed to operate. By operating in licensed markets, which are subject to costs in the form of gaming taxes, we benefit from higher barriers to entry, which changes the competitive picture and provides value to companies such as ours. Our primary competitors are other international online gaming companies. We also face competition from integrated resorts as well as other providers of entertainment.

Marketing

Our marketing strategy is deeply rooted in personalized engagement powered by advanced analytics to create experiences that resonate with our current and desired guests. Personalized marketing serves as a critical driver of growth for the company, enabling us to deepen customer loyalty, increase engagement, and enhance lifetime value by aligning our offerings with each guest segment's unique preferences and needs. Central to this approach is MGM Rewards, our tiered loyalty program, which enables customers to earn benefits across gaming and non-gaming experiences. This program serves as a vital tool for capturing guest preferences and behaviors, allowing us to personalize interactions, offers, and experiences that are meaningful to each guest. As members progress through program tiers, they unlock exclusive benefits such as customized offers, priority access, and invitations to special events along with hotel stays, dining credits, and unique MGM Resorts experiences. At MGM China, we offer the M life loyalty program, which provides loyalty opportunities similar to MGM Rewards for non-gaming customers, and the Golden Lion Club for gaming focused customers. By incentivizing customers within our physical properties and with BetMGM North America Venture, we foster loyalty and increase customer lifetime value.

In addition to our loyalty programs, we leverage multiple marketing channels—including online, radio, television, print, and billboards in select U.S. and international cities. Our regional marketing offices and direct outreach channels via mail, email, and social media ensure consistent engagement. Our advanced data and analytics capabilities underpin our direct marketing, enabling us to segment customers based on preferences, behaviors, and their overall value to the organization. This segmentation allows us to deliver the highest level of personalized experiences across guest tiers, ensuring our product and program investments align with customer desires, drive incremental visits, and strengthen long-term relationships.

We leverage paid media and various social channels to reach our desired guests with precision, using targeted segmentation to deliver personalized content that resonates with specific customer interests and preferences. This allows us to engage high-value segments more effectively, amplifying brand loyalty and optimizing our marketing investments by connecting the right guests with the right offers and experiences.

Strategy

Our vision is to become **the world's premier gaming entertainment company**. We are focused on driving profitability in our integrated resorts in the U.S. and Macau, expanding our international brick-and-mortar footprint in the world's premier gaming markets, growing our global digital brands, and efficient capital allocation. Our globally recognized brands, strategically located assets, development opportunities, and evolving digital platforms allow us to reach an unparalleled target addressable market.

To achieve our vision, we developed our strategic plan, which is built on five pillars:

- **Strong People and Culture.** Recruit, develop and retain the best talent. Cultivate a culture of respect and a workplace that reflects our communities, employees, partners, and stakeholders.
- **Customer-Centric Model.** Prioritize our customers by leveraging our collection of strong brands and insights from our leading customer loyalty program, MGM Rewards, to deliver exceptional entertainment experiences and revenue growth.
- **Gaming Entertainment.** Innovate our gaming entertainment offerings to elevate quality and competitive edge. Expand our reach across both physical and online platforms to serve the widest possible market.
- **Operational Excellence.** Continuously refine our operating model to diversify business mix, improve operating efficiencies and increase margins. Strengthen digital capabilities to enhance customer loyalty.
- **Disciplined Capital Allocation to Maximize Shareholder Value.** Pursue targeted, attractive ROI opportunities that align with our strategic vision. Prioritize shareholder returns and maintain a strong balance sheet.

The strategic plan is designed for ongoing review, measurement, and adjustment to seize emerging opportunities.

In allocating resources, our financial strategy is focused on maintaining and enhancing existing properties, pursuing strategic growth through mergers, acquisitions and development, repaying debt and maximizing shareholder returns. We believe there are sound investment opportunities in new initiatives and at existing properties that will deliver profitable returns.

We regularly evaluate targeted opportunities in both domestic and international markets that provide attractive returns on investment. These include: Owning and/or operating gaming and non-gaming facilities, as well as expanding into new markets and expanding our brands for iGaming and online sports betting. Additionally, we leverage our management expertise and the strong recognition of our brands through strategic partnerships and international expansion opportunities.

We continue to enhance the efficiency of our operating model by optimizing our Centers of Excellence and achieving best-in-class operating performance through adjustments within corporate and business units. In addition, we have and will continue to refine several improvement and cost cutting initiatives focused on labor, sourcing, and revenue generation. These efforts strengthen our operating model and position us as a more resilient company.

We continue to focus on our key growth opportunities, including developing an integrated resort in Japan, expanding our BetMGM North America Venture, and advancing international digital opportunities.

In Japan, MGM Osaka signed an agreement with Osaka Prefecture and Osaka City in September 2023 to implement its government-certified Area Development Plan ("ADP") for the development of an integrated resort in Osaka, Japan. Preliminary construction began on the site of the future resort in 2024. During 2025, the construction of the project progressed as anticipated.

We believe that BetMGM North America Venture is well-positioned as a long-term leader in online sports betting and iGaming. BetMGM North America Venture has launched Single App Single Wallet in Nevada allowing our customers who sign up while visiting one of our properties the ability to bring their digital wallet home, an important customer retention feature. BetMGM North America Venture has also increased its parlay product capabilities with the addition of Angstrom technology which we expect to help drive further customer satisfaction as well as increased hold for BetMGM North America Venture.

We are growing our business internationally through MGM Digital by building on our core markets and identifying new opportunities for expansion and brand distribution. We continue to evolve our technology platform, the backbone for our development.

In the United Arab Emirates ("UAE"), we currently have a non-gaming management agreement with Wasl Hospitality to bring the Bellagio, Aria, and MGM Grand brands to Dubai. With the UAE's establishment of the General Commercial Gaming Regulatory Authority, tasked with creating a regulatory framework for commercial gaming in the UAE, we are encouraged by the potential opportunity for gaming expansion in Dubai.

Technology

We believe technology, powered by our advanced data and analytics capabilities, enables us to deliver highly personalized digital experiences and targeted marketing that elevate the guest experience. This approach drives operational efficiency and supports sustainable, long-term revenue growth. Through our app and other digital platforms, we deliver tailored content and experiences that deepen guest engagement and build loyalty to our brand and offerings.

Our MGM Rewards loyalty platform enables guests to earn seamlessly across gaming and non-gaming activities, with improved redemption flows and a more streamlined experience through the app. Enhanced mobile and self-service check-in options have further driven app adoption, creating a smoother arrival experience for our guests. Our digital concierge has also improved service with faster response times during guest stays.

We continue to expand our digital portfolio by enhancing e-commerce and integrating our physical properties with digital casino and sports betting experiences. This includes cross-property and omni-channel promotions in Las Vegas and our Regional properties that provide added value to our guests. Additionally, we leverage data, analytics, and predictive modeling to personalize offers and create targeted upsell opportunities, which we expect will enhance customer acquisition, engagement, and value over time.

Corporate Responsibility

We have a longstanding commitment to Corporate Responsibility. For over a decade, we have had board-level oversight of our Corporate Responsibility efforts. Our corporate and people strategies and corporate responsibility approach center on uplifting our people and the communities in which we operate. A comprehensive framework lays out four strategic pillars that guide our work: investing in environmental stewardship; fostering a culture of respect; supporting our communities; and demonstrating responsible business practices.

Responsible Gaming

We have woven responsible gaming and gambling education into the fabric of our world-class gaming experiences and premier guest service. We train our employees to reinforce our commitment and approach to responsible gaming. We also offer a variety of resources throughout our properties, with the MGM Rewards Desk acting as the central hub for our innovative responsible gaming program, GameSense. GameSense is an industry-leading, enterprise-wide program that aligns responsible gambling policies with enhanced guest service and education. It is designed to promote sustainable and enjoyable experiences, by helping guests and employees make informed gambling decisions. At MGM China, we strictly comply with all local laws and remain committed to expanding employee and community programs that foster a healthy and orderly society. All MGM China casinos have been recognized by the government working group as "Responsible Gaming Implementation Model Units." Digitally, we have implemented a number of functions and tools to protect customers and work proactively to provide support for individuals who develop unsound gaming behavior. Our website, LeoSafePlay.com, is dedicated to promoting responsible gaming. We have also invested heavily in technology and in the development of algorithms that detect early signs among players that can indicate a risk for unsound gaming. Within the framework of LeoSafePlay, we have launched a tool based on machine learning and algorithms that help in the creation of risk profiles for customers who are at risk of developing a gaming problem.

Human Capital

We are focused on fostering a people-driven culture exemplified by how we lead and uphold the following core company values to create an engaged workforce: Captivate Our Audience, Inspire Excellence, Champion Inclusion, and Win Together. Our long-term people strategy is designed to enhance talent attraction and development to support business objectives, guest experience, community engagement, and financial goals. Our workforce development strategies support local hiring and developing a robust workforce in the local communities in which we operate through veteran support, community training and employment, fulfilling local hiring commitments (where applicable), and through internship, educational, and leadership development programs. Our streamlined recruitment processes result in faster sourcing and recruitment to meet the needs of the business. We work across the enterprise to strengthen our corporate culture, drive employee engagement, and foster well-being.

Growth and Development

We invest significant resources to develop the talent needed, now and for the future, to be an employer of choice across the gaming, hospitality, and entertainment industries. We are committed to a culture of continuous learning where employees, at all levels, are engaged in developing their knowledge, skills, and abilities through a variety of modalities, including digitally. We support the long-term career aspirations of our employees through education and professional/ personal development and skills-based learning. We continue to introduce new learning and development initiatives focused on a broad range of employee population segments. We offer tuition reimbursement, contribute toward student loan debt repayment, and have partnered with the Nevada System of Higher Education to enable employees to earn a degree online free of charge for all credit hours and reimburse employees for any required course textbooks. We have focused on growing our talent pipeline, investing in our frontline leadership population with a 12-month onboarding and development program, reinforcing our leadership expectations and company culture across all leadership positions and enhancing employee recognition across all levels.

Fostering a Culture of Respect

Externally, we strengthen communities and expand business opportunities through strategic partnerships, alignment with local service commitments, and investment in local and small business development. Internally, we use multiple channels to facilitate communication and to continuously advance the core value to Champion Inclusion by cultivating a culture of respect. The channels include but are not limited to open forums and conversations with executives, employee engagement surveys with detailed action planning, and employee and business resource groups, which are open to all employees.

Health, Safety, and Wellness

Our approach to employee health and wellness is holistic and multi-dimensional, focusing on the four pillars of the MGM Resorts World of Wellbeing (WOW): physical, emotional, financial, and community. It is our priority to provide competitive benefit offerings that support the needs of our workforce. In an effort to better support the well-being of our employees, we recently implemented a new virtual physical therapy solution that significantly increases access to qualified therapists. In addition, we have successfully transitioned to a new Employee Assistance Program (EAP) provider who offers an enhanced mental health benefit to our employees and their loved ones.

Philanthropy

We understand our responsibility to contribute to the progress of the communities in which we operate and are invested in growing and supporting such communities. Our strategies aim to reflect, sustain, and build on the best aspects of a community by creating good jobs, providing strong wages, teaching critical skills, and implementing workforce development opportunities.

We encourage active engagement in volunteerism and philanthropic opportunities, from serving local community needs to supporting global commitments. We instill philanthropic commitment and pride through our employee foundation. The MGM Resorts Foundation was established in 2002 to facilitate engagement opportunities that allow employees to contribute to charitable causes of their choice by providing two types of grants: (1) the Employee Emergency Grant, which benefits our employees, and (2) the Community Grant, which benefits local communities. To foster employee engagement in our philanthropic efforts, we established a Matching Gifts program in 2021, matching employee donations to their charities of choice.

Employees and Labor Relations

As of December 31, 2025, we had approximately 44,000 full-time and 18,000 part-time employees in the U.S. and 16,000 employees internationally. We had collective bargaining agreements with unions covering approximately 37,000 of our U.S. employees as of December 31, 2025. Collective bargaining agreements covering small groups of Las Vegas property and corporate employees are scheduled to expire the first half of 2026, and collective bargaining agreements in regional operations covering approximately 3,000 employees are also scheduled to expire in 2026. Negotiations for successor contracts will be scheduled with our employees' collective bargaining representatives as contract expiration dates approach and will continue throughout 2026. Certain of our non-U.S. employees are also subject to collective bargaining agreements.

Intellectual Property

We use a variety of trade names, service marks, trademarks, patents and copyrights in our operations and believe that we have the rights necessary to conduct our continuing operations. The development of intellectual property is part of our overall business strategy, and we regard our intellectual property as an important element of our success. While our business as a whole is not substantially dependent on any one patent, trademark, or copyright, we seek to establish and maintain our proprietary rights in our business operations and technology through the use of patents, trademarks, copyrights, and trade secret laws.

We believe that our principal intellectual property consists of trademarks for, among others, Aria, Vdara, Bellagio, The Cosmopolitan, Borgata, Mandalay Bay, MGM, MGM Grand, MGM Resorts International, Luxor, Excalibur, New York-New York, Park MGM, Beau Rivage, Empire City, LeoVegas, and BetMGM, all of which have been registered or allowed in various classes in the United States and foreign jurisdictions around the world, as applicable. In addition, we have also registered or applied to register numerous other trademarks, such as The Mirage, in connection with our properties, facilities and development projects in the United States and in various other foreign jurisdictions. These trademarks are brand names under which we market our properties and services. We consider these brand names to be important to our business since they have the effect of developing brand identification. We believe that the name recognition, reputation and image that we have developed for our brands attract customers to our facilities. Once granted, our trademark registrations are of perpetual duration so long as they are used and periodically renewed. It is our intent to pursue and maintain our trademark registrations consistent with our goals for brand development and identification, and enforcement of our trademark rights.

Government Regulation and Licensing

The gaming industry is highly regulated, and we must maintain our licenses and pay gaming taxes to continue our operations. Each of our casinos and our online operations are subject to extensive regulation under the laws, rules and regulations of the jurisdiction in which it is located or operates. These laws, rules and regulations generally concern the responsibility, financial stability and character of the owners, managers, and persons with financial interest in the gaming operations. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

A more detailed description of the gaming regulations to which we are subject is contained in Exhibit 99.1 to this Annual Report on Form 10-K, which Exhibit is incorporated herein by reference.

Our businesses are subject to various federal, state, local and foreign laws and regulations affecting businesses in general. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, smoking, employees, currency transactions, taxation, zoning and building codes (including regulations under the Americans with Disabilities Act, which requires all public accommodations to meet certain federal requirements related to access and use by persons with disabilities), construction, land use and marketing and advertising. We also deal with significant amounts of cash in our operations and are subject to various reporting and anti-money laundering regulations. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our operating results.

In addition, we are subject to certain federal, state and local environmental laws, regulations and ordinances, including the Clean Air Act, the Clean Water Act, the Resource Conservation Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the Oil Pollution Act of 1990. Under various federal, state and local laws and regulations, an owner or operator of real property may be held liable for the costs of removal or remediation of certain hazardous or toxic substances or wastes located on its property, regardless of whether or not the present owner or operator knows of, or is responsible for, the presence of such substances or wastes. We have not identified any issues associated with our properties that could reasonably be expected to have a material adverse effect on us or the results of our operations.

For a discussion of potential risks to our business relating to regulatory matters, including due to the potential impact of legislative and regulatory changes, please see "Item 1A. Risk Factors — Risks Related to Legal and Regulatory Matters and Changes in Public Policy."

Cautionary Statement Concerning Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as "anticipates," "intends," "plans," "seeks," "believes," "estimates," "expects," "will," "may" and similar references to future periods. Examples of forward-looking statements include, but are not limited to: statements we make regarding expectations regarding the impact of macroeconomic trends on our business; our ability to execute on ongoing and future strategic initiatives, including the development of an integrated resort in Japan, expectations regarding the potential opportunity for gaming expansion in Dubai, investments we make in online sports betting and iGaming, the expansion of LeoVegas and the MGM digital brand, and the closing of the sale of the operations of MGM Northfield Park; positioning BetMGM North America Venture as a leader in sports betting and iGaming; amounts we will spend on capital expenditures and investments; our expectations with respect to future share repurchases and cash dividends on our common stock; dividends and distributions we will receive from MGM China and BetMGM North America Venture; amounts projected to be realized as deferred tax assets; expected tax refunds; the timing and outcome of investigations by state regulators related to the September 2023 cybersecurity issue, and the availability of cybersecurity insurance proceeds in connection with a cybersecurity incident and the nature and scope of any regulatory proceedings that may be brought against us. The foregoing is not a complete list of all forward-looking statements we make.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. Therefore, we caution you against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, regional, national or global political, economic, business, competitive, market, and regulatory conditions and the following:

- our substantial indebtedness and significant financial commitments, including our rent payments and guarantees we provide of the indebtedness of the landlords of Bellagio, Mandalay Bay, and MGM Grand Las Vegas could adversely affect our operations, development options, and financial results and impact our ability to satisfy our obligations;
- current and future economic, capital and credit market conditions could adversely affect our ability to service our substantial indebtedness and significant financial commitments, or make planned expenditures;
- the agreements governing our senior credit facility and other senior indebtedness contain restrictions and limitations that could significantly affect our ability to operate our business, as well as significantly affect our liquidity;
- the fact that we are required to pay a significant portion of our cash flows as rent, which could adversely affect our ability to fund our operations and growth initiatives, service our indebtedness and limit our ability to react to competitive and economic changes;
- significant competition we face with respect to destination travel locations generally and with respect to our peers in the industries in which we compete;

- the impact on our business of economic and market conditions in the jurisdictions in which we operate and in the locations in which our customers reside;
- the fact that we suspended our payment of ongoing regular dividends to our stockholders, and may not elect to resume paying dividends in the foreseeable future or at all;
- all of our domestic gaming facilities are leased and could experience risks associated with leased property, including risks relating to lease termination, lease extensions, charges and our relationship with the lessor, which could have a material adverse effect on our business, financial position or results of operations;
- financial, operational, regulatory or other potential challenges that may arise with respect to landlords under our master leases may adversely impair our operations;
- the concentration of a significant number of our major gaming resorts on the Las Vegas Strip;
- the fact that we extend credit to a large portion of our customers and we may not be able to collect such gaming receivables;
- the occurrence of impairments to goodwill, indefinite-lived intangible assets or long-lived assets which could negatively affect future profits;
- the susceptibility of leisure and business travel, especially travel by air, to global geopolitical events, such as terrorist attacks, other acts of violence or acts of war or hostility or outbreaks of infectious diseases;
- the fact that co-investing in properties or businesses, including our investments in BetMGM North America Venture and MGM Osaka, decreases our ability to manage risk;
- the fact that future construction, development, or expansion projects will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs, and our ability to complete the projects;
- the fact that our insurance coverage may not be adequate to cover all possible losses that our properties could suffer, our insurance costs may increase and we may not be able to obtain similar insurance coverage in the future;
- the fact that a failure to protect our intellectual property could have a negative impact on the value of our brand names and adversely affect our business;
- the fact that a significant portion of our labor force is covered by collective bargaining agreements;
- the sensitivity of our business to energy prices and a rise in energy prices could harm our operating results;
- the failure of future efforts to expand through investments in other businesses and properties or through alliances or acquisitions, or to divest some of our properties and other assets;
- the fact that our operational efforts to expand our digital business in new geographic markets may not be successful;
- the failure to maintain the integrity of our information and other systems or customer information could result in damage to our reputation and/or subject us to fines, payment of damages, lawsuits and restrictions on our use of data;
- reputational harm as a result of increased scrutiny related to our corporate social responsibility efforts;
- extreme weather conditions or climate change may cause property damage or interrupt business;
- water scarcity could negatively impact our operations;
- the fact that our businesses are subject to extensive regulation and the cost of compliance or failure to comply with such regulations may adversely affect our business;
- the risks associated with doing business outside of the United States and the impact of any potential violations of the Foreign Corrupt Practices Act or other similar anti-corruption laws;
- increases in taxes and fees, including gaming taxes, in the jurisdictions in which we operate;
- our ability to recognize our foreign tax credit deferred tax asset and the variability of the valuation allowance we may apply against such deferred tax asset;
- changes to fiscal and tax policies;
- risks related to pending claims that have been, or future claims that may be brought against us;
- disruptions in the availability of our information and other systems (including our website and digital platform) or those of third parties on which we rely, through cyber-attacks or otherwise, which could adversely impact our ability to service our customers and affect our sales and the results of operations;
- impact to our business, operations, and reputation from, and expenses and uncertainties associated with, a cybersecurity incident, including the September 2023 cybersecurity issue, the availability of cybersecurity insurance proceeds in connection with a cybersecurity incident, and any related legal proceedings, other claims or investigations, and costs of remediation, restoration, or enhancement of information technology systems;
- restrictions on our ability to have any interest or involvement in gaming businesses in mainland China, Macau, Hong Kong and Taiwan, other than through MGM China;
- the ability of the Macau government to (i) terminate MGM Grand Paradise's concession under certain circumstances without compensating MGM Grand Paradise, (ii) from the eighth year of MGM Grand Paradise's concession, redeem the concession by providing MGM Grand Paradise at least one year's prior notice and subject to the payment of reasonable and fair damages or indemnity to MGM Grand Paradise, or (iii) refuse to grant MGM Grand Paradise an extension of the concession prior to its expiry; and

- the potential for conflicts of interest to arise because certain of our directors and officers are also directors of MGM China.

Any forward-looking statement made by us in this Annual Report on Form 10-K speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law. If we update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

You should also be aware that while we from time to time communicate with securities analysts, we do not disclose to them any material non-public information, internal forecasts or other confidential business information. Therefore, you should not assume that we agree with any statement or report issued by any analyst, irrespective of the content of the statement or report. To the extent that reports issued by securities analysts contain projections, forecasts or opinions, those reports are not our responsibility and are not endorsed by us.

Information about our Executive Officers

The following table sets forth, as of February 11, 2026, the name, age and position of each of our executive officers. Executive officers are elected by and serve at the pleasure of the Board of Directors.

Name	Age	Position
William J. Hornbuckle	68	Chief Executive Officer and President
Ayesha Molino	45	Chief Operating Officer
Jonathan S. Halkyard	61	Chief Financial Officer
John M. McManus	58	Chief Legal and Administrative Officer and Secretary
Gary M. Fritz	52	Chief Commercial Officer and President of MGM Digital

Mr. Hornbuckle has served as Chief Executive Officer since July 2020 and as President since December 2012. He served as Acting Chief Executive Officer from March 2020 to July 2020, as Chief Operating Officer from March 2019 to March 2020, as President and Chief Customer Development Officer from December 2018 to February 2019, as Chief Marketing Officer from August 2009 to August 2014 and President and Chief Operating Officer of Mandalay Bay Resort & Casino from April 2005 to August 2009.

Ms. Molino was appointed as Chief Operating Officer in January 2026. Previously, she served as Chief Public Affairs Officer and President and Chief Operating Officer of Aria and Vdara. Before moving into operations, she served as our Senior Vice President of Public Affairs. Ms. Molino joined the Company in January 2017 from the U.S. Senate, where from 2011 – 2016 she served as first Counsel and later Chief Counsel to former Senate Majority and Democratic Leader Harry Reid (D-NV). From 2007 – 2011 she served as International Trade Counsel to the U.S. Senate Finance Committee under then-Chairman Max Baucus (D-MT). Prior to her time in the Senate, Ms. Molino served as an Attorney-Advisor in the Office of General Counsel at the U.S. Department of Commerce.

Mr. Halkyard has served as Chief Financial Officer since January 2021. From January 2021 to November 2025, he served as Chief Financial Offer and Treasurer. Prior to joining the Company, Mr. Halkyard served as President and Chief Executive Officer of Extended Stay America, Inc. ("Extended Stay") and its paired-share REIT, ESH Hospitality, Inc., from January 2018 through November 2019, as Chief Financial Officer of Extended Stay from January 2015 through December 2017, and as Chief Operating Officer of Extended Stay from September 2013 through January 2015. Prior to joining Extended Stay, Mr. Halkyard served as Chief Financial Officer of NV Energy, Inc. from July 2012 through September 2013 and, prior to that, he served in various executive, finance and managerial roles at Caesars Entertainment, Inc. since 1999, including as Chief Financial Officer from 2006 through 2012.

Mr. McManus has served as Chief Legal and Administrative Officer and Secretary since September 2022. He served as Executive Vice President, General Counsel and Secretary from July 2010 to August 2022, as Acting General Counsel from December 2009 to July 2010, as a senior member of the Company's Corporate Legal Department from July 2008 to December 2009, and he served as counsel to various MGM operating subsidiaries from May 2001 to July 2008.

Mr. Fritz has served as Chief Commercial Officer and President of MGM Digital since September 2025. From October 2022 to September 2025, he served as President, MGM Resorts International Interactive. From November 2021 until October 2022, he served as Managing Director, Digital Mergers & Acquisitions. Prior to joining the Company, Mr.

Fritz served as the sole member of Amanogawa, LLC, a consulting services company he owned. From 2020 until 2022, Amanogawa, LLC was retained by IAC to help lead and manage its interests in the gaming sector. He served as the President and Chief Growth Officer for TripAdvisor, Inc. from 2016 to 2020.

Available Information

We maintain a website at www.mgmresorts.com that includes financial and other information for investors. We provide access to our SEC filings, including our annual report on Form 10-K and quarterly reports on Form 10-Q , filed and furnished current reports on Form 8-K, and amendments to those reports on our website, free of charge, through a link to the SEC's EDGAR database. Through that link, our filings are available as soon as reasonably practicable after we file or furnish the documents with the SEC. These filings are also available on the SEC's website at www.sec.gov.

Because of the time differences between Macau and the United States, we also use our corporate website as a means of posting important information about MGM China.

References in this document to our website address do not incorporate by reference the information contained on the websites into this Annual Report on Form 10-K.

ITEM 1A.   RISK FACTORS

You should be aware that the occurrence of any of the events described in this section and elsewhere in this report or in any other of our filings with the SEC could have a material adverse effect on our business, financial position, results of operations and cash flows. In evaluating us, you should consider carefully, among other things, the risks described below.

Summary of Risk Factors

The following is a summary of the principal risks that could adversely affect our business, operations and financial results.

Risks Related to Our Substantial Financial Commitments

- Our substantial indebtedness and significant financial commitments, including our rent payments and guarantees we provide of the indebtedness of the landlords of Bellagio, Mandalay Bay, and MGM Grand Las Vegas could adversely affect our operations, development options, and financial results and impact our ability to satisfy our obligations.
- Current and future economic, capital and credit market conditions could adversely affect our ability to service our substantial indebtedness and significant financial commitments or make planned expenditures.
- The agreements governing our senior credit facility and other senior indebtedness contain restrictions and limitations that could significantly affect our ability to operate our business, as well as significantly affect our liquidity, and therefore could adversely affect our results of operations.
- We are required to pay a significant portion of our cash flows as rent, which could adversely affect our ability to fund our operations and growth initiatives, service our indebtedness and limit our ability to react to competitive and economic changes.

Risks Related to Our Business, Industry, and Market Conditions

- We face significant competition with respect to destination travel locations generally and with respect to our peers in the industries in which we compete, including increased competition through online sports betting and iGaming, and failure to compete effectively could materially adversely affect our business, financial condition, results of operations and cash flows.
- Our business is affected by economic and market conditions in the jurisdictions in which we operate and in the locations in which our customers reside.
- We have suspended our payment of ongoing regular dividends to our stockholders, and may not elect to resume paying dividends in the foreseeable future or at all.
- All of our domestic gaming facilities are leased and could experience risks associated with leased property, including risks relating to lease termination, lease extensions, charges and our relationship with the lessor, which could have a material adverse effect on our business, financial position or results of operations.
- Because a significant number of our major gaming resorts are concentrated on the Las Vegas Strip, we are subject to greater risks than a gaming company that is more geographically diversified.
- We extend credit to a large portion of our customers and we may not be able to collect gaming receivables.

- We may incur impairments to goodwill, indefinite-lived intangible assets, or long-lived assets which could negatively affect our future profits.
- Leisure and business travel, especially travel by air, are particularly susceptible to global geopolitical events, such as terrorist attacks, other acts of violence or acts of war or hostility or the outbreak of infectious diseases.
- Co-investing in properties or businesses, including our investments in BetMGM North America Venture and MGM Osaka, decreases our ability to manage risk.
- Any of our future construction, development or expansion projects will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects.
- Our insurance coverage may not be adequate to cover all possible losses that our properties could suffer. In addition, our insurance costs may increase and we may not be able to obtain similar insurance coverage in the future.
- Any failure to protect our intellectual property could have a negative impact on the value of our brand names and adversely affect our business.
- A significant portion of our labor force is covered by collective bargaining agreements.
- Our business is particularly sensitive to energy prices and a rise in energy prices could harm our operating results.
- We may seek to expand through investments in other businesses and properties or through alliances or acquisitions, and we may also seek to divest some of our properties and other assets, any of which may be unsuccessful.
- Our operational efforts to expand our digital business in new geographic markets may not be successful.
- The failure to maintain the integrity of our information and other systems or customer information can result in damage to our reputation, subject us to fines, payment of damages, lawsuits and restrictions on our use of data, and have a material adverse effect on our business, financial condition, and results of operations.
- We are subject to risks related to corporate social responsibility and reputation.
- We are subject to risks and costs related to climate change.
- Water scarcity could negatively impact our operations.

Risks Related to Legal and Regulatory Matters and Changes in Public Policy

- Our businesses are subject to extensive regulation and the cost of compliance or failure to comply with such regulations may adversely affect our business and results of operations.
- Any violation of the Foreign Corrupt Practices Act or any other similar anti-corruption laws could have a negative impact on us.
- If the jurisdictions in which we operate increase taxes and fees, including gaming taxes, our results could be adversely affected.
- The future recognition of our foreign tax credit deferred tax asset is uncertain, and the amount of valuation allowance we may apply against such deferred tax asset may change materially in future periods.
- We face risks related to pending claims that have been, or future claims that may be, brought against us.

Risks Related to Our Macau Operations

- We have agreed not to have any interest or involvement in gaming businesses in China, Macau, Hong Kong and Taiwan, other than through MGM China.
- The Macau government can (i) terminate MGM Grand Paradise's concession under certain circumstances without compensating MGM Grand Paradise, (ii) from the eighth year of MGM Grand Paradise's concession, redeem the concession by providing MGM Grand Paradise at least one year's prior notice and subject to the payment of reasonable and fair damages or indemnity to MGM Grand Paradise, or (iii) refuse to grant MGM Grand Paradise an extension of the concession prior to its expiry.
- We are subject to risks associated with doing business outside of the United States.
- Conflicts of interest may arise because certain of our directors and officers are also directors of MGM China, the holding company for MGM Grand Paradise which owns and operates MGM Macau and MGM Cotai.

For a more complete discussion of the material risks facing our business, please see below.

Risks Related to Our Substantial Financial Commitments

Our substantial indebtedness and significant financial commitments, including our rent payments and guarantees we provide of the indebtedness of the landlords of Bellagio, Mandalay Bay, and MGM Grand Las Vegas could adversely affect our operations, development options, and financial results and impact our ability to satisfy our obligations. As of December 31, 2025, we had approximately $6.3 billion of principal amount of indebtedness outstanding on a consolidated basis, including $2.5 billion of outstanding indebtedness of MGM China. Any increase in the interest rates applicable to our existing or future borrowings would increase the cost of our indebtedness and reduce the cash flow available to fund our other liquidity needs. We do not guarantee MGM China's obligations under its debt agreements and, to the extent MGM China was to cease to produce cash flow sufficient to service its indebtedness, our ability to make additional investments into MGM China is limited by the covenants in our existing senior credit facility.

In addition, our substantial indebtedness and significant financial commitments could have important negative consequences on us, including:

- increasing our exposure to general adverse economic and industry conditions;
- limiting our flexibility to plan for, or react to, changes in our business and industry;
- limiting our ability to borrow additional funds for working capital requirements, capital expenditures, debt service requirements, execution of our business strategy (including returning value to our shareholders) or other general operating requirements;
- making it more difficult for us to make payments on our indebtedness; or
- placing us at a competitive disadvantage compared to less-leveraged competitors.

We currently also provide shortfall guarantees of the $3.01 billion and $3.0 billion principal amount of indebtedness (and any interest accrued and unpaid thereon) of the landlords of Bellagio and Mandalay Bay and MGM Grand Las Vegas, respectively. The terms of each guarantee provide that, after the lenders have exhausted certain remedies to collect on the obligations under the underlying indebtedness, we would then be responsible for any shortfall between the value of the collateral and the debt obligation, which amount may be material, and we may not have sufficient cash on hand to fund any such obligation to the extent it is triggered in the future. In addition, to the extent we no longer provide the shortfall guarantees, we would recognize certain tax gains related to our investments in Bellagio REIT Venture, the landlord of Bellagio, and VICI Properties OP LLC ("VICI OP"), the owner of the landlords of certain of our domestic properties, which may be significant. Further, we entered into certain tax protection agreements related to these investments that will expire in 2029 and 2037. Following the expiration of the agreements, to the extent Bellagio REIT Venture and VICI OP engage in certain transactions, we may realize taxable gains and such gains may be significant. Changes in tax laws or regulations may also materially affect the amount and timing of recognizing taxable gains on these investments. We also provide for guarantees (i) in the amount of 12.65 billion yen (approximately $81 million as of December 31, 2025) for 50% of MGM Osaka's obligations to Osaka under various agreements related to the venture's development of an integrated resort in Osaka, Japan and (ii) of an uncapped amount to provide funding to MGM Osaka, if necessary, for the completion of the construction and full opening of the integrated resort. The guarantees expire when the obligations relating to the full opening of the integrated resort are fulfilled. If we do not have sufficient cash on hand to satisfy any obligations with respect to any of these guarantees or our other financial commitments, we may need to raise capital, including incurring additional indebtedness, in order to satisfy our obligation. There can be no assurance that any financing will be available to us, or, if available, will be on terms that are satisfactory to us.

Under the terms of MGM Grand Paradise's concession, MGM Grand Paradise is required to implement certain investments in gaming and non-gaming projects, for which the non-gaming commitment is subject to increase if market-wide Macau annual gross gaming revenue reaches a specified level, as further discussed in Note 12. There can be no assurance, however, that MGM Grand Paradise will have sufficient cash on hand to fund these obligations, including the increased investment amounts, or that it would be able to obtain financing to fund these obligations on satisfactory terms or at all. If MGM Grand Paradise is unable to satisfy its investment commitments, its concession contract may be subject to termination by the Macau government. See "—Risks Related to Our Macau Operations—The Macau government can (i) terminate MGM Grand Paradise's concession under certain circumstances without compensating MGM Grand Paradise, (ii) from the eighth year of MGM Grand Paradise's concession, redeem the concession by providing MGM Grand Paradise at least one year's prior notice and subject to the payment of reasonable and fair damages or indemnity to MGM Grand Paradise, or (iii) refuse to grant MGM Grand Paradise an extension of the concession prior to its expiry."

Moreover, our businesses are capital intensive. For our owned, leased and managed properties to remain attractive and competitive, we must periodically invest significant capital to keep the properties well-maintained, modernized and refurbished. The leases for our operating properties have fixed rental payments (with annual escalators) and also require us to apply a percentage of net revenues generated at the leased properties to capital expenditures at those properties. Such investments require an ongoing supply of cash and, to the extent that we cannot fund expenditures from cash generated by operations, funds must be borrowed or otherwise obtained. Similarly, development projects, including the development of an integrated resort in Japan, strategic initiatives, including positioning BetMGM North America Venture as a leader in online sports betting and iGaming, investments in the growth of our international digital gaming business, and acquisitions could require significant capital commitments, the incurrence of additional debt, guarantees of third-party debt or the incurrence of contingent liabilities, any or all of which could have an adverse effect on our business, financial condition, results of operations and cash flows.

Current and future economic, capital and credit market conditions could adversely affect our ability to service our substantial indebtedness and significant financial commitments or make planned expenditures. Our ability to make payments on our substantial indebtedness and other significant financial commitments, including the rent payments under our leases, and to fund planned or committed capital expenditures and other investments depends on our ability to generate cash flow, receive distributions from our unconsolidated affiliates and subsidiaries (including BetMGM North America Venture and MGM China), and borrow under our senior credit facility or incur new indebtedness. If regional and national economic conditions deteriorate, including in connection with a recession, revenues from our operations could decline as consumer spending levels decrease and we could fail to generate cash sufficient to fund our liquidity needs or satisfy the financial and other restrictive covenants in our debt and lease instruments. If we fail to generate cash sufficient to fund our liquidity needs or satisfy the financial and other covenants in our debt and lease instruments, we cannot assure you that future borrowings will be available to us under our senior secured credit facility in an amount sufficient to enable us to pay our indebtedness or fund our other liquidity needs or that we will be able to access the capital markets in the future to borrow additional debt on terms favorable to us, or at all.

In addition, we have a significant amount of indebtedness maturing in 2027, and thereafter. Our ability to fund or timely refinance and replace our indebtedness will depend upon the economic and credit market conditions discussed above. If we are unable to fund or refinance our indebtedness on a timely basis, we might be forced to seek alternate forms of financing, dispose of assets or minimize capital expenditures and other investments. There is no assurance that any of these alternatives would be available to us, if at all, on satisfactory terms, on terms that would not be disadvantageous to us, or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements or leases.

The agreements governing our senior secured credit facilities and other senior indebtedness contain restrictions and limitations that could significantly affect our ability to operate our business, as well as significantly affect our liquidity, and therefore could adversely affect our results of operations. Covenants governing our senior secured credit facilities and certain of our debt securities restrict, among other things, our ability to:

- pay dividends or distributions, repurchase equity, prepay certain debt or make certain investments;
- incur additional debt;
- incur liens on assets;
- sell assets or consolidate with another company or sell all or substantially all of our assets;
- enter into transactions with affiliates;
- allow certain subsidiaries to transfer assets or enter into certain agreements; and
- enter into sale and lease-back transactions.

Our ability to comply with these provisions may be affected by events beyond our control. The breach of any such covenants or obligations not otherwise waived or cured could result in a default under the applicable debt obligations and could trigger acceleration of those obligations, which in turn could trigger cross-defaults under other agreements governing our long-term indebtedness. Any default under our senior credit facility or the indentures could adversely affect our growth, our financial condition, our results of operations and our ability to make payments on our debt and other financial commitments.

In addition, MGM China has issued debt securities and is a borrower under credit facilities, all of which contain covenants that restrict the borrower's ability to engage in certain transactions, require MGM China to satisfy certain financial covenants and impose certain operating and financial restrictions on MGM China and its subsidiaries. These restrictions include, among other things, limitations on MGM China's ability to incur liens, merge or consolidate with other companies, or transfer, sell or dispose of all or substantially all of its assets.

We are required to pay a significant portion of our cash flows as rent, which could adversely affect our ability to fund our operations and growth initiatives, service our indebtedness and limit our ability to react to competitive and economic changes. We are required to make annual rent payments of $1.8 billion, in the aggregate, under our triple net lease agreements, which leases are also subject to annual escalators as described elsewhere in this Annual Report on Form 10-K. The leases also require us to spend a certain amount on capital expenditures at the leased properties. In addition, each of the leases obligates us to comply with certain financial covenants which, if not met, will require us to deposit cash collateral or issue letters of credit for the benefit of the applicable landlord equal to 6 months or 1 year of rent, as applicable to the circumstances, under the VICI Properties, Inc. ("VICI") lease, 1 year of rent under the Mandalay Bay and MGM Grand Las Vegas lease, the Aria and Vdara lease, and The Cosmopolitan lease, and 2 years of rent under the Bellagio lease. As a result of the foregoing rent and capital expenditure obligations, our ability to fund our operations, raise capital, make acquisitions, make investments, service our debt and otherwise respond to competitive and economic changes may be adversely affected. For example, our obligations under the leases may:

- make it more difficult for us to satisfy our obligations with respect to our indebtedness and to obtain additional indebtedness;
- increase our vulnerability to general adverse economic and industry conditions or a downturn in our business;
- require us to dedicate a substantial portion of our cash flow from operations to making rent payments, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, development projects, pay dividends, repurchase shares and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- restrict our ability to make acquisitions, divestitures and engage in other significant transactions; and
- cause us to lose our rights with respect to the applicable leased properties if we fail to pay rent or other amounts or otherwise default on the leases.

Any of the above factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to Our Business, Industry, and Market Conditions

We face significant competition with respect to destination travel locations generally and with respect to our peers in the industries in which we compete, including increased competition through online sports betting and iGaming, and failure to compete effectively could materially adversely affect our business, financial condition, results of operations and cash flows. The hotel, resort, entertainment, and gaming industries are highly competitive. We do not believe that our competition is limited to a particular geographic area, and hotel, resort, entertainment, and gaming operations in other states or countries, as well as the increased availability of online sports betting and iGaming, could attract our customers. To the extent that new casinos enter our markets or hotel room capacity is expanded by others in major destination locations, competition will increase. Major competitors, including potential new entrants, may also expand their hotel room capacity, expand their range of amenities, improve their level of service, or construct new resorts in Las Vegas, Macau or in the domestic regional markets in which we operate, all of which could attract our customers. Also, the growth of retail gaming in areas outside Las Vegas has increased the competition faced by our operations in Las Vegas and elsewhere, including growth in tribal gaming in states such as Florida. In addition, in the last several years local referendums to allow retail gaming have passed in Virginia and Nebraska, with active lobbying occurring in states like Texas, North Carolina and Georgia, among others. Finally, in 2025, the New York Gaming Commission issued licenses for three integrated resorts projects that will include live-dealer table games, which we expect will increase competition in the Northeast corridor and may have a negative impact on our New York and New Jersey operations. While we believe our principal competitors are major gaming and hospitality resorts with well-established and recognized brands, we also compete against smaller hotel offerings and peer-to-peer inventory sources, which allow travelers to book short-term rentals of homes and apartments from owners. We expect that we will continue to face increased competition from new channels of distribution, innovations in consumer-facing technology platforms and other transformations in the travel industry that could impact our ability to attract and retain customers and related business.

We have also seen significant expansion across the United States and internationally in legalized forms of iGaming and online sports betting and expect additional jurisdictions will likely legalize iGaming and online sports betting in the future as well as a rise in illegal forms of iGaming and online sports betting, such as sweepstakes, offshore operators and gray market operators. We participate in the iGaming and online sports betting market through our MGM Digital segment and through our BetMGM North America Venture, both of which face significant competition from other industry participants as well as the broader gaming and entertainment industries. If our digital businesses are unable to sustain or grow interest in their offerings they may not be able to gain the scale necessary to successfully compete in the growing market and, as a result, we may not receive the anticipated benefits from our investments. Further, our digital businesses may be unable to respond quickly or adequately to changes in the industry brought on by new regulations, products or technologies, the availability of other technology platforms, such as prediction markets, and marketing channels, or the introduction of new features and functionality or new marketing or promotional efforts by competitors. Such competitors may also spend more money and time on developing and testing products and services, undertake more extensive marketing campaigns, adopt more aggressive pricing or promotional policies or otherwise develop more commercially successful products or services than ours. In addition, the expansion of iGaming, online sports betting, and other types of gaming may further compete with our land-based operations by reducing customer visitation and spend at our properties.

In addition, competition could increase if changes in gaming restrictions in the United States and elsewhere are enacted, including the addition of new gaming establishments located closer to our customers than our casinos. For example, while our Macau operations compete to some extent with casinos located elsewhere in or near Asia, certain areas in the region have legalized casino gaming (including Japan) and others (such as Taiwan and Thailand) may legalize casino gaming (or iGaming) in the future. Furthermore, currently MGM Grand Paradise holds one of only six gaming concessions authorized by the Macau government to operate casinos in Macau. If the Macau government were to allow additional competitors to operate in Macau through the grant of additional concessions or if current concessionaires open additional facilities, we would face increased competition. Similarly, as a result of Macau's Gaming Inspection and Co-ordination

Bureau increased scrutiny and restrictions imposed on gaming promoters, we along with certain other casino operators in Macau, suspended our primary gaming promoters in late 2021 and subsequently terminated our contractual arrangements with such promoters, which has led to substantial declines in revenues from gaming promoters. As a result, competition for the mass market segment amongst Macau operators has substantially increased and we expect it to continue to grow and if we are unable to maintain and further develop our mass market business, our business, financial condition, results of operations and cash flows could be adversely affected.

Most jurisdictions where casino gaming is currently permitted place numerical and/or geographical limitations on the issuance of new gaming licenses. Although a number of jurisdictions in the United States and foreign countries are considering legalizing or expanding casino gaming, in some cases new gaming operations may be restricted to specific locations and we expect that there will be intense competition for any attractive new opportunities (which may include acquisitions of existing properties) that do arise.

In addition to competition with other hotels, resorts and casinos, we compete with destination travel locations outside of the markets in which we operate. Our failure to compete successfully in our various markets and to continue to attract customers could adversely affect our business, financial condition, results of operations and cash flows.

Our business is affected by economic and market conditions in the jurisdictions in which we operate and in the locations in which our customers reside. Our business is particularly sensitive to reductions in discretionary consumer spending and corporate spending on conventions, trade shows and business development. Adverse macroeconomic conditions, including inflation, economic contraction, economic uncertainty, geopolitical uncertainty, or the perception by our customers of weak or weakening economic conditions may cause a decline in demand for hotels, casino resorts, trade shows and conventions, and for the type of luxury amenities we offer. In addition, changes in discretionary consumer spending or consumer preferences could be driven by factors such as the increased cost of travel, an unstable job market, perceived or actual disposable consumer income and wealth, outbreaks of contagious diseases or fears of war and acts of terrorism or other acts of violence. Consumer preferences also evolve over time due to a variety of factors, including demographic changes, which, for instance, have resulted in the growth in consumer demand for non-gaming offerings. Our success depends in part on our ability to anticipate the preferences of consumers and timely react to these trends, and any failure to do so may negatively impact our results of operations. In particular, Aria, Bellagio, MGM Grand Las Vegas, and The Cosmopolitan may be affected by economic conditions in the Far East, and all of our Nevada resorts are affected by economic conditions in the United States, and California in particular. A recession, economic slowdown or any other significant economic condition, including increased inflationary pressures, affecting consumers, corporations, or the supply chain, generally is likely to cause a reduction in visitation to our properties, which would adversely affect our operating results. Likewise, increased trade tension between the United States and other countries, including as a result of the imposition of tariffs, could lead to a decrease in cross border-travel, result in us paying higher prices for imported goods at our properties and result in countries adopting protectionist legislation that could impair our international operations. In addition, adverse market conditions may impact the labor market and cause disruptions to the global supply chain. If we are unable to hire and retain sufficient employees to operate our properties or procure necessary supplies, our business, results of operations and reputation could be negatively impacted.

Finally, we are a parent company with limited business operations of our own. We conduct most of our business operations through our direct and indirect subsidiaries. Accordingly, we receive cash from royalties, dividends and distributions that are derived from the earnings and cash flow generated by our subsidiaries. Our subsidiaries' payments to us will be contingent upon their earnings and upon other business considerations, which may be impacted by various factors, including compliance with certain local statutes, the laws and regulations currently and in the future applicable to our subsidiaries and restrictions in connection with their contractual arrangements. For instance, while currently there are no foreign exchange or capital control restrictions applicable to intercompany transactions between us and MGM China, we cannot assure you that this will continue to be the case in the future and that our ability to convert large amounts of Hong Kong dollars into U.S. dollars over a relatively short period will not be limited. If, in the future, foreign exchange or capital control restrictions or other restrictions on MGM China's ability to pay dividends were to be imposed and become applicable to us, such restrictions could potentially reduce or eliminate the amounts that we would be able to receive from MGM China, which may adversely affect our business, financial condition, results of operations, and cash flows.

In addition, since we expect a significant number of customers to come to MGM Macau and MGM Cotai (and, to a lesser extent, our domestic properties) from mainland China, general economic, regulatory, geopolitical and market conditions in China could impact our financial prospects. Any slowdown in economic growth or changes to China's current restrictions on currency conversion or movements, including market impacts resulting from China's anti-corruption campaign and related tightening of liquidity provided by non-bank lending entities and cross-border currency monitoring (including increased restrictions on Union Pay withdrawals and other ATM limits on the withdrawal of cash and facial recognition technology on ATM machines in Macau to strictly enforce the "know your customer" regulations for mainland Chinese bank cardholders), could disrupt the number of visitors from mainland China and/or the amounts they are willing to spend at our properties. In addition, any potential policy changes which may affect cross-border travel, similar to the previous travel restrictions during the COVID-19 pandemic, could have an adverse impact on visitation from mainland China. Furthermore, the enactment of new laws in Macau, including the new illegal gaming law, which criminalizes activities such as unlicensed currency exchange for gaming purposes and unauthorized grant of credit for gaming purpose, may also adversely impact the amounts visitors are willing to spend at our properties. It is unclear whether these and other measures will continue to be in effect, become more restrictive, or be readopted in the future. These developments have had, and any future policy developments that may be implemented may have, the effect of reducing the number of visitors to Macau from mainland China, which could adversely impact tourism and the gaming industry in Macau.

Furthermore, our operations in Macau may be impacted by competition for limited labor resources and our ability to retain and hire employees. We compete with a large number of casino properties for a limited number of employees and we anticipate that such competition, which significantly increased following the easing of COVID-19 restrictions in early 2023, will continue in Macau. While we seek employees from outside of Macau to adequately staff our properties, certain Macau government policies limit our ability to import labor in certain job classifications (for instance, the Macau government requires that we only hire Macau residents as dealers in our casinos) and any future government policies that freeze or cancel our ability to import labor could cause labor costs to increase. Finally, because additional gaming or non-gaming projects have commenced operations and other projects are under construction, the existing transportation infrastructure may need to be expanded to accommodate increased visitation to Macau. If transportation facilities to and from Macau are inadequate to meet the demands of an increased volume of customers visiting Macau, the desirability of Macau as a travel destination, as well as the results of operations at our developments in Macau, could be negatively impacted.

We have suspended our payment of ongoing regular dividends to our stockholders, and may not elect to resume paying dividends in the foreseeable future or at all. On February 8, 2023, we announced that our Board of Directors had determined to suspend our ongoing regular dividends in order to focus on our preferred method of returning value to shareholders through our share repurchase plan. Our future resumption of dividend payments, if any, would be subject to the sole discretion of our Board of Directors, and our ability to pay any dividends in the future could be limited by a variety of factors, including our holding company structure, existing and future debt agreements entered into by us or our subsidiaries, state law requirements, our future liquidity position, potential alternative uses of cash, general economic conditions and expected future financial results, in addition to other factors, some of which may be beyond our control. Accordingly, there can be no assurance that we will resume paying dividends in the foreseeable future or at all, which could adversely affect the market price of our common stock.

All of our domestic gaming facilities are leased and could experience risks associated with leased property, including risks relating to lease termination, lease extensions, charges and our relationship with the lessor, which could have a material adverse effect on our business, financial position or results of operations. All of our domestic properties are subject to triple net leases that, in addition to rent, require us to pay: (1) all facility maintenance, (2) all insurance required in connection with the leased properties and the business conducted on the leased properties, (3) taxes levied on or with respect to the leased properties (other than taxes on the income of the lessor), (4) all capital expenditures, and (5) all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties. We are responsible for paying these expenses notwithstanding the fact that many of the benefits received in exchange for such costs shall accrue in part to the landlords as the owners of the associated facilities. Furthermore, our obligation to pay rent as well as the other costs described above is absolute in virtually all circumstances, regardless of the performance of the properties and other circumstances that might abate rent in leases that now place these risks on the tenant, such as certain events of casualty and condemnation. Finally, our leases limit our ability to cease operations at our properties, subject to certain limited exceptions.

Because a significant number of our major gaming resorts are concentrated on the Las Vegas Strip, we are subject to greater risks than a gaming company that is more geographically diversified. Given that a significant number of our major resorts are concentrated on the Las Vegas Strip, our business may be significantly affected by risks common to the Las Vegas tourism industry. For example, the cost and availability of air services and the impact of any events that disrupt air travel to and from Las Vegas can adversely affect our business. We cannot control the number or frequency of flights to or from Las Vegas, but we rely on air traffic for a significant portion of our visitors. Reductions in flights by major airlines as a result of higher fuel prices, lower demand, or otherwise, can impact the number of visitors to our properties. Additionally, there is one principal interstate highway between Las Vegas and Southern California, where a large number of our customers reside. Capacity constraints of that highway or any other traffic disruptions may also affect the number of customers who visit our facilities.

We extend credit to a large portion of our customers and we may not be able to collect gaming receivables. We conduct a portion of our gaming activities on a credit basis through the issuance of markers which are unsecured instruments. Table games players typically are issued more markers than slot players, and high-end players typically are issued more markers than patrons who tend to wager lower amounts. High-end gaming is more volatile than other forms of gaming, and variances in win-loss results attributable to high-end gaming may have a significant positive or negative impact on cash flow and earnings in a particular quarter. Furthermore, the loss or a reduction in the play of the most significant of these high-end customers could have an adverse effect on our business, financial condition, results of operations and cash flows. We issue markers to those customers whose level of play and financial resources warrant, in the opinion of management, an extension of credit. Uncollectible receivables from high-end customers could have a significant impact on our results of operations.

While gaming debts evidenced by markers and judgments on gaming debts are enforceable under the current laws of Nevada, and Nevada judgments on gaming debts are enforceable in all states under the Full Faith and Credit Clause of the U.S. Constitution, other jurisdictions may determine that enforcement of gaming debts is against public policy. Although courts of some foreign nations will enforce gaming debts directly and the assets in the U.S. of foreign debtors may be reached to satisfy a judgment, judgments on gaming debts from United States courts are not binding on the courts of many foreign nations.

Furthermore, we expect that MGM Grand Paradise will be able to enforce its gaming debts only in a limited number of jurisdictions, including Macau. To the extent MGM Grand Paradise gaming customers are from other jurisdictions, MGM Grand Paradise may not have access to a forum in which it will be able to collect all of its gaming receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts and MGM Grand Paradise may encounter forums that will refuse to enforce such debts. Moreover, under applicable law, MGM Grand Paradise remains obligated to pay taxes on uncollectible winnings from customers.

Even where gaming debts are enforceable, they may not be collectible. Our inability to collect gaming debts could have a significant negative impact on our operating results.

We may incur impairments to goodwill, indefinite-lived intangible assets, or long-lived assets which could negatively affect our future profits. We review our goodwill, intangible assets and long-lived assets on an annual basis and during interim reporting periods in accordance with the authoritative guidance. Significant negative trends, reduced estimates of future cash flows, changes in our business strategy, disruptions to our business, slower growth rates or lack of growth have resulted in write-downs and impairment charges in the past and, if one or more of such events occurs in the future, additional impairment charges or write-downs may be required in future periods. For instance, in 2025, we recorded a non-cash impairment charge of the full amount of the Empire City reporting unit's goodwill of $256 million. If we are required to record additional impairment charges or write-downs, this could have a material adverse impact on our consolidated results of operations.

Leisure and business travel, especially travel by air, are particularly susceptible to global geopolitical events, such as terrorist attacks, other acts of violence or acts of war or hostility or the outbreak of infectious diseases. We are dependent on the willingness of our customers to travel by air. Since most of our customers travel by air to our Las Vegas and Macau properties, any terrorist act or other acts of violence, outbreak of hostilities, escalation of war, or any actual or perceived threat to the security of travel by air, could adversely affect our financial condition, results of operations and cash flows. In addition, the outbreak of infectious diseases, such as COVID-19, may severely disrupt domestic and international travel.

Furthermore, although we have been able to purchase some insurance coverage for certain types of terrorist acts, insurance coverage against physical loss or business interruption resulting from war and some forms of terrorism continues to be unavailable.

Co-investing in properties or businesses, including our investments in BetMGM North America Venture and MGM Osaka, decreases our ability to manage risk. In addition to acquiring or developing hotels and resorts or acquiring companies that complement our business directly, we have from time to time invested, and expect to continue to invest, in properties or businesses as a co-investor. Co-investors often have shared control over the operation of the property or business. Therefore, the operation of such properties or businesses is subject to inherent risk due to the shared nature of the enterprise and the need to reach agreements on material matters. Furthermore, the occurrence of risks that adversely affect the businesses of our joint ventures or other unconsolidated affiliates could reduce the value of our investments in such entities, impair their ability to make any potential future distributions to us or require that we make additional capital contributions to them. The shared nature of control over such ventures may limit our ability to directly manage these risks.

In addition, investments with other investors may involve risks such as the possibility that the co-investor might become bankrupt or not have the financial resources to meet its obligations, or have economic or business interests or goals that are inconsistent with our business interests or goals, or be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives. Consequently, actions by a co-investor might subject the properties or businesses owned by such entities to additional risk. Further, we may be unable to take action without the approval of our co-investors, or our co-investors could take actions binding on the property without our consent. Additionally, should a co-investor become bankrupt, we could become liable for its share of liabilities.

For example, we share control of BetMGM North America Venture with our venture partner, Entain plc ("Entain"), with all major operating, investing and financial activities requiring the consent of both members. Disagreements between us and Entain could arise in the future, which could disrupt the venture's operations. Finally, we were awarded a concession to develop an integrated casino resort in Japan in a consortium with ORIX and other local investors, subject to our receipt of a casino license to operate the same. As a result, we could be subject to additional risks related to being unable to directly control development activities or the timing of development completion, which may impact our ability to complete the project on our anticipated timeline, or at all, or within the agreed upon specifications.

Any of our future construction, development or expansion projects will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects. Although our business model is primarily asset-light, we intend to continue to evaluate opportunities for future construction, development or expansion projects. Any of our future construction, development or expansion projects, such as our integrated resort under construction in Japan, will be subject to a number of risks, including:

- lack of sufficient, or delays in the availability of, financing;
- changes to plans and specifications;
- engineering problems, including defective plans and specifications;
- shortages of, and price increases in, energy, materials and skilled and unskilled labor;
- pricing inflation, including wage inflation;
- delays in obtaining or inability to obtain necessary permits, licenses and approvals;
- changes in laws and regulations, or in the interpretation and enforcement of laws and regulations, applicable to gaming, leisure, residential, real estate development or construction projects;
- labor disputes or work stoppages;
- availability of qualified contractors and subcontractors;
- disputes with and defaults by contractors and subcontractors;
- personal injuries to workers and other persons;
- environmental, health and safety issues, including site accidents and the spread of viruses;
- weather interferences or delays;
- fires, typhoons and other natural disasters;
- geological, construction, excavation, regulatory and equipment problems; and
- other unanticipated circumstances or cost increases.

The occurrence of any of these development and construction risks could increase the total costs, delay or prevent the construction, development, expansion or opening or otherwise affect the design and features of any future projects which we might undertake. In addition, the regulatory approvals, debt agreements or other contractual arrangements associated with our development projects may require us to open future casino properties by a certain specified time and to the extent we are unable to meet those deadlines, and any such deadlines are not extended, we may lose our regulatory approval to open a casino resort in a proposed jurisdiction, or incur payment penalties, fines or other expenses, in connection with any delays which could have an adverse effect on our business, financial condition, results of operations and cash flows.

We also make significant capital expenditures to maintain and upgrade our properties, which may disrupt operations and displace revenue at the properties, including revenue lost while rooms, restaurants and meeting spaces are under renovation and out of service.

Our insurance coverage may not be adequate to cover all possible losses that our properties could suffer. In addition, our insurance costs may increase and we may not be able to obtain similar insurance coverage in the future. Although we have "all risk" property insurance coverage for our operating properties, which covers damage caused by a casualty loss (such as fire, natural disasters, or terrorism or other acts of violence), each policy has certain exclusions. In addition, our property insurance coverage is in an amount that may be significantly less than the expected replacement cost of rebuilding the facilities if there was a total loss. Our level of insurance coverage also may not be adequate to cover all losses in the event of a major casualty. In addition, certain casualty events, such as labor strikes, nuclear events, acts of war, loss of income due to cancellation of room reservations or conventions due to fear of terrorism or other acts of violence, loss of electrical power due to catastrophic or other events, rolling blackouts or otherwise, deterioration or corrosion, insect or animal damage, and pollution, may not be covered at all under our policies. Therefore, certain acts could expose us to substantial uninsured losses.

In addition to the damage caused to our properties by a casualty loss, we may suffer business disruption as a result of these events or be subject to claims by third parties that may be injured or harmed. While we carry business interruption insurance and general liability insurance, this insurance may not be adequate to cover all losses in any such event. Furthermore, our triple net leases require us to maintain specified insurance coverage. We cannot assure you that we will continue to be able to obtain the types and limits of insurance coverage required by these leases and, to the extent such required insurance coverage cannot be obtained at commercially reasonable cost or at all, then we would need to obtain amendments to the leases or face a default by the applicable tenant under the lease, which could have material adverse effect on our business.

We renew our insurance policies on an annual basis. The cost of coverage may become so high that we may need to further reduce our policy limits, further increase our deductibles or self-insured retentions, or agree to certain exclusions from our coverage.

Any failure to protect our intellectual property could have a negative impact on the value of our brand names and adversely affect our business. The development of intellectual property is part of our overall business strategy, and we regard our intellectual property to be an important element of our success. While our business as a whole is not substantially dependent on any one trademark or combination of several of our trademarks or other intellectual property, we seek to establish and maintain our proprietary rights in our business operations through the use of trade secrets, trademarks, domain names, copyright, and by seeking and enforcing legal protections under contract law and other laws and regulations related to the foregoing. We file applications for, and obtain trademarks in, the United States and in foreign countries where we believe filing for such protection is appropriate. Despite our efforts to protect our proprietary rights, parties may infringe our trademarks and other intellectual property and our rights may be invalidated or unenforceable. For example, while we have a policy of entering into agreements with (or imposing other restrictions on) our employees, independent contractors, and business partners addressing confidentiality, intellectual property assignment, and non-competition and non-solicitation issues, such agreements may not provide adequate protection or may be breached, or our proprietary information may otherwise become available to or be independently developed by our competitors. The laws of some foreign countries also may not protect proprietary rights to as great an extent as the laws of the United States. Monitoring the unauthorized use of our intellectual property is difficult.

Certain of our technology also contains software modules licensed to us by third-party authors under "open-source" licenses. Use and distribution of open-source software may entail greater risks than use of third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our technology and, under certain open-source licenses, we could be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages.

Third parties have alleged and may in the future allege that we are infringing, misappropriating, or otherwise violating their intellectual property rights. Third parties may initiate litigation against us without warning or may send us letters or other communications that make allegations without initiating litigation. We may elect not to respond to these letters or other communications if we believe they are without merit, or we may attempt to resolve these disputes out of court by negotiating a license, but in either case it is possible that such disputes will ultimately result in litigation. Any such claims could interfere with our ability to use technology or intellectual property that is material to the operation of our business. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties, such as entities that purchase intellectual property assets for the purpose of bringing infringement claims. We also periodically employ individuals who were previously employed by our competitors or potential competitors, and we may therefore be subject to claims that such employees have used or disclosed the alleged trade secrets or other proprietary information of their former employers.

We may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others, or defend against claims of infringement or invalidity, including with respect to technology that we believe to be "open-source". Any such litigation could result in substantial costs and the diversion of resources and the attention of management. If unsuccessful, such litigation could result in the loss of important intellectual property rights, require us to pay substantial damages, subject us to injunctions that prevent us from using certain intellectual property, require us to make admissions that affect our reputation in the marketplace, or require us to enter into license agreements that may not be available on favorable terms, re-engineer our technology or discontinue or delay the provision of our offerings. Finally, even if we prevail in any litigation, the remedy may not be commercially meaningful or fully compensate us for the harm we suffer or the costs we incur. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

A significant portion of our labor force is covered by collective bargaining agreements. Work stoppages and other labor problems could negatively affect our business and results of operations. As of December 31, 2025, approximately 37,000 of our U.S. employees are covered by collective bargaining agreements, some of which will expire in 2026. A prolonged dispute with the covered employees or any labor unrest, strikes or other business interruptions in connection with labor negotiations or otherwise could have an adverse impact on our operations, and adverse publicity in the marketplace related to union messaging could further harm our reputation and reduce customer demand for our services. Also, wage and/or benefit increases or other contractual obligations resulting from new labor agreements may be significant and could also have an adverse impact on our results of operations. To the extent that our non-union employees seek union representation or elect union representation, we would have exposure to risks associated with representation proceedings, labor negotiations and/or economic impacts of newly negotiated labor agreements. Furthermore, we may have, or acquire in the future, multi-employer plans that are classified as "endangered," "seriously endangered," or "critical" status. For instance, Borgata's most significant plan is the Legacy Plan of the UNITE HERE Retirement Fund, which has been listed in "critical status" and is subject to a rehabilitation plan. Plans in these classifications must adopt measures to improve their funded status through a funding improvement or rehabilitation plan, which may require additional contributions from employers (which may take the form of a surcharge on benefit contributions) and/or modifications to retiree benefits. In addition, while Borgata has no current intention to withdraw from these plans, a withdrawal in the future could result in the incurrence of a contingent liability that would be payable in an amount and at such time (or over a period of time) that would vary based on a number of factors at the time of (and after) withdrawal. Any such additional costs may be significant.

Our business is particularly sensitive to energy prices and a rise in energy prices could harm our operating results. We are a large consumer of electricity and other energy and, therefore, higher energy prices may have an adverse effect on our results of operations. Accordingly, increases in energy costs may have a negative impact on our operating results. Additionally, higher electricity and gasoline prices that affect our customers may result in reduced visitation to our properties and a reduction in our revenues.

We may seek to expand through investments in other businesses and properties or through alliances or acquisitions, and we may also seek to divest some of our properties and other assets, any of which may be unsuccessful. We intend to consider strategic and complementary acquisitions and investments in other businesses, properties or other assets. Furthermore, we may pursue any of these opportunities with third parties. Acquisitions and investments in businesses, properties or assets, by us or together with third parties, are subject to risks that could affect our business, including risks related to:

- spending cash and incurring debt;
- assumption of the liabilities and exposure to unforeseen or undisclosed liabilities of acquired businesses and exposure to litigation or regulatory, tax or other sanctions, civil or criminal penalties or other negative consequences such as license revocation or reputational damage;
- unanticipated issues in integrating information, communications and other systems;
- conforming standards, controls, procedures, and accounting and other policies, business cultures and compensation structures;
- inheriting internal control deficiencies;
- challenges in keeping existing customers and obtaining new customers;
- exposure to new or unfamiliar geographies and/or regulatory regimes;
- challenges in managing the increased scope, geographic diversity and complexity of our operations;
- unanticipated incompatibility of purchasing, logistics, marketing and administration methods;
- retaining key employees; and
- consolidating corporate and administrative infrastructures.

We cannot assure you that we will be able to identify opportunities or complete transactions on commercially reasonable terms or at all. In addition, even if we are able to identify any such opportunities and complete transactions, we cannot assure you that we will realize the anticipated synergies and benefits of our acquisitions or that they will be accretive to our results of operations. Our estimates and assumptions regarding expected synergies and benefits of our acquisitions could materially change, including as a result of factors beyond our control, and could delay, decrease or eliminate the expected accretive effect of the acquisitions. In addition, even if we are able to successfully integrate new assets and businesses, the integration of such assets and businesses may result in unanticipated costs, competitive responses, loss of customer or other business relationships and the diversion of management attention, and the expansion of our operations in general, whether through acquisition, development or internal growth, could also cause us to incur substantial costs, including legal, professional and consulting fees.

In addition, we periodically review our business to identify properties or other assets that we believe either are non-core, no longer complement our business, are in markets which may not benefit us as much as other markets or could be sold at significant premiums. From time to time, we may attempt to sell these identified properties and assets. There can be no assurance, however, that we will be able to complete dispositions on commercially reasonable terms or at all.

Our operational efforts to expand our digital business in new geographic markets may not be successful. As a result of social, political and legal differences between jurisdictions, successfully launching our digital business in new jurisdictions will often involve local adaptations to our overall product and marketing strategy. In particular, our marketing strategy in new geographic markets may not be well received by target customers or our product offerings may not enable us to successfully attract or retain customers in a particular jurisdiction. We may also be unable to deal successfully with a new and different local operating environment. Further, the entry into new jurisdictions may subject us to onerous licensing requirements, together with sanctions for breach thereof and/or taxation liabilities that may make the market unattractive to us or impose restrictions that limit our ability to offer certain of our key products or services or to market our products in the way we want to. In addition, a license may require us to offer our products in partnership or cooperation with a local market participant, thereby exposing us to the risk of poor or non-performance by such market participant of its applicable obligations, which could in turn disrupt or restrict our ability to effectively compete and offer one or more of our products in the relevant market. Finally, efforts to access a new jurisdiction or market may require us to incur significant costs, such as capital, marketing, legal and other costs, as well as the commitment of significant senior management time and resources. Furthermore, notwithstanding our efforts to access a new jurisdiction or market, our ability to successfully enter such jurisdictions or markets may be affected by future developments in state/regional, national and/or supranational policy and regulation, limitations on market access, competition from third parties and other factors that we are unable to predict, and which are beyond our control. As a result, there can be no assurance that we will be successful in expanding digital business into such jurisdictions or markets or that our service and product offerings in such jurisdictions or markets will grow at expected rates or be successful in the long term.

The failure to maintain the integrity of our information and other systems or customer information could result in damage to our reputation, subject us to fines, payment of damages, lawsuits and restrictions on our use of data, and have a material adverse effect on our business, financial condition, and results of operations. We collect and process information relating to our employees, guests, and others for various business purposes, including marketing and promotional purposes. The collection and use of personal data are governed by privacy laws and regulations enacted by the various states, the United States and other jurisdictions around the world. Privacy laws and regulations continue to evolve and on occasion may be inconsistent (or conflict) between jurisdictions. Various federal, state and foreign legislative or regulatory bodies may enact or adopt new or additional laws and regulations concerning privacy, data retention, data transfer, and data protection. For example, California has a comprehensive privacy law, known as the California Consumer Privacy Act of 2018 ("CCPA"), which provides some of the strongest privacy requirements in the United States. The CCPA was amended by the California Privacy Rights Act that went into effect in 2023. In addition to the numerous other states with privacy laws, new privacy requirements went into effect in 2025 in Delaware, Iowa, Maryland, Minnesota, Nebraska, New Hampshire, New Jersey, and Tennessee. In January 2026, additional privacy requirements went into effect in Indiana, Kentucky, and Rhode Island. Outside the United States, the European Union has adopted a data protection regulation known as the General Data Protection Regulation that provides data subjects with significant privacy-related rights and imposes operational and compliance requirements on organizations with significant penalties for non-compliance. Other jurisdictions including Canada, Brazil, and China have also amended or adopted new privacy laws and/or requirements which often include similar requirements and obligations. There may be risks and uncertainties associated with these and other privacy laws and regulations including their interpretation and implementation, as well as the potential extraterritorial effect of certain privacy laws and regulations.

Compliance with applicable privacy laws and regulations increases our operating costs and could adversely impact our ability to market our products, properties and services to our guests. In addition, non-compliance with applicable privacy laws and regulations by us (or in some circumstances non-compliance by third parties engaged by us), including accidental loss, inadvertent disclosure, unapproved dissemination or a breach of security on systems storing our customer data can result in damage to our reputation, subject us to investigations, fines, payment of damages, lawsuits or restrictions on our use or transfer of data, and have a material adverse effect on our business, financial condition, results of operations, and cash flows. We rely on proprietary and commercially available systems, software, and tools to provide security for processing of customer and employee information, such as payment card and other confidential or proprietary information. Our data security measures are reviewed and evaluated regularly; however, they might not protect us against increasingly sophisticated and aggressive threats, like the cybersecurity issue that affected us in September 2023, as further described below.

We also rely extensively on our information and other systems and those of third parties to process transactions, maintain and communicate information, and manage our businesses, including at our properties and on our website and digital platforms. Disruptions in these systems, through cyber-attacks or otherwise, have in the past and can in the future be expected to impact our ability to service our customers and adversely affect our business, financial condition, and results of operations. This can occur notwithstanding the data security measures and disaster recovery plans that we have in place.

Further, our systems are not fully redundant and our disaster recovery planning cannot account for all possible scenarios that we may encounter.

There has been an increase in criminal cybersecurity attacks against companies (and third-party service providers) where systems have been breached, businesses disrupted, and customer, employee, and other company information has been compromised or destroyed. The rapid evolution and increased adoption of artificial intelligence technologies amplifies these concerns. Our systems and data, including those we maintain with our third-party service providers, have been subject to cybersecurity breaches of varying degrees of severity in the past and are expected to be subject to cybersecurity breaches in the future.

Our third-party information system and other service providers face risks relating to cybersecurity similar to ours, and we do not directly control any of such parties' information security or other operations. A significant theft, loss or fraudulent use of customer or company data maintained by us or by a third-party service provider could have an adverse effect on our reputation, cause a material disruption to our operations, and result in remediation expenses, regulatory penalties and litigation by customers and other parties whose information was subject to such attacks, all of which could have a material adverse effect on our business, results of operations and cash flows.

While we maintain cybersecurity insurance to assist in the cost of recovery from a significant cyber event, such coverage may not be sufficient to cover any losses resulting from such incidents. A cybersecurity incident also could require that we expend significant additional resources on remediation, restoration, and enhancement of our information technology and other systems.

By way of example, in September 2023, we experienced a cybersecurity issue affecting certain of our systems, in which criminal actors may have accessed certain personal information of some of our customers (the "Cybersecurity Issue"). Among other things, this issue resulted in system shutdowns that created operational disruptions at our domestic properties, adversely affected revenues, and subjected us to litigation, investigations, and potential regulatory penalties or other remedies. For more information, see "Cybersecurity Issue" in Part II, Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as "Cybersecurity litigation, claims, and investigations" in Part II, Item 8, Note 12 to the accompanying consolidated financial statements.

We are subject to risks related to corporate social responsibility and reputation. Many factors influence our reputation and the value of our brands including the perception held by our customers, business partners, other key stakeholders and the communities in which we do business. Our business faces increasing scrutiny related to environmental, social and governance factors and risk of damage to our reputation and the value of our brands because of sentiment regarding issues including diversity and inclusion, community engagement and philanthropy, environmental sustainability, plastic pollution, climate change, responsible gaming, supply chain management, workplace conduct, human rights, and many others, some of which may be unforeseen. Any harm to our reputation, or negative incidents involving us, our workforce, and others with whom we do business, could further impact employee engagement and retention, the willingness of customers and our partners to do business with us, or result in government investigations or litigation, any of which could have a material adverse effect on our business, results of operations and cash flows.

We are subject to risks and costs related to climate change. Extreme weather conditions, potentially exacerbated by climate change, may cause property damage or interrupt business, which could harm our business and results of operations. Certain of our properties are located in areas that may be subject to extreme weather conditions, including, but not limited to, hurricanes, floods, tornados, wildfires, and winter storms in the United States and severe typhoons in Macau. Such extreme weather conditions may interrupt our operations or the operations of critical suppliers, damage our properties, and reduce the number of customers who visit our facilities in such areas. In addition, our operations or the operations of critical suppliers could be adversely impacted by a drought or other cause of water stress or shortage. A severe drought of extensive duration experienced in Las Vegas or in the other regions in which we operate or source critical supplies could adversely affect our business. Although we maintain both property and business interruption insurance coverage for certain extreme weather conditions, such coverage is subject to deductibles and limits on maximum benefits, including limitation on the coverage period for business interruption, and we cannot assure you that we will be able to fully insure such losses or fully collect, if at all, on claims resulting from such extreme weather conditions.

Furthermore, such extreme weather conditions may result in reduced availability or increased price volatility of certain critical supplies, may interrupt or impede access to our affected properties, and may cause visits to our affected properties to decrease for an indefinite period. Additionally, many states and municipalities have begun to adopt laws and policies on climate change and emission reduction targets. For example, in 2024, the SEC adopted expansive new reporting requirements, requiring registrants to detail the impact of their operations on the environment. While the SEC ended its defense of the reporting requirements, there can be no assurance that we will not be subject to this regulation, or other climate regulation promulgated by another federal agency, in the future. Similar federal, state, local, and international legislation and regulation based on concerns about climate change, such as California's SB 253 and SB 261 climate related disclosure laws and Maryland's Climate Solutions Now Act of 2022, could result in increased regulatory and other costs, which may include increased disclosures and/or capital expenditures on our existing properties to ensure compliance with any new or updated regulations, which may potentially adversely affect our operations. There can be no assurance that the potential impacts of climate change and severe weather will not have a material adverse effect on our properties, results of operations, cash flows or business.

Water scarcity could negatively impact our operations. Water is critical to the prosperity of the communities we serve and the ecosystems in which we operate. Water is also a limited resource in many parts of the world, including Las Vegas where the majority of our properties are located. Water availability is facing unprecedented challenges from overexploitation, the effects of climate change, and increasing demand for food and other consumer and industrial products whose manufacturing processes require water. As the demand for water continues to increase in the areas in which we operate, and as water becomes scarcer and the quality of available water deteriorates, our operations may incur higher costs or face capacity constraints and the possibility of reputational damage, which could adversely affect our profitability.

Risks Related to Legal and Regulatory Matters and Changes in Public Policy

Our businesses are subject to extensive regulation and the cost of compliance or failure to comply with such regulations may adversely affect our business and results of operations. Our ownership and operation of gaming operations is subject to extensive regulation by the countries, states and provinces in which we operate. These laws, regulations and ordinances vary from jurisdiction to jurisdiction, but generally concern the responsibility, financial stability and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations. As such, our gaming regulators can require us to disassociate ourselves from suppliers or business partners found unsuitable by the regulators or, alternatively, cease operations in that jurisdiction. In addition, unsuitable activity on our part or on the part of our domestic or foreign unconsolidated affiliates or subsidiaries in any jurisdiction could have a negative effect on our ability to continue operating in other jurisdictions. The regulatory environment in any particular jurisdiction may change in the future and any such change could have a material adverse effect on our results of operations.

Furthermore, our iGaming and online sports betting initiatives may be particularly subject to risks related to potential changes in the regulatory and enforcement environment as a result of the continued development of regulatory schemes in this industry in the U.S. and internationally. The regulation and legality of iGaming and online sports betting and approaches to enforcement vary from jurisdiction to jurisdiction (from open licensing regimes to regimes that impose sanctions or prohibitions) and is subject to uncertainties. In certain jurisdictions, there is no legislation which is directly applicable to our business, or the legality of the supply of iGaming and online sports betting is not clear or is open to interpretation. In many jurisdictions, there are conflicting laws and/or regulations, conflicting interpretations, divergent approaches by enforcement agencies and/or inconsistent enforcement policies and, therefore, some or all forms of iGaming and online sports betting could be determined to be illegal in some of these jurisdictions, either when operated within the jurisdiction and/or when accessed by persons located in that jurisdiction. Moreover, the legality of iGaming and online sports betting is subject to uncertainties arising from differing approaches among jurisdictions as to the determination of where iGaming and online sports betting activities take place and which authorities have jurisdiction over such activities and/or those who participate in or facilitate them. In addition, there is a risk that regulators or prosecutors in jurisdictions where we provide online sports betting or iGaming services to customers without a local license or pursuant to a multi-jurisdictional license, may take legal action in respect of our operations in that jurisdiction and any defense we raise to such actions may not be successful. Actions that may be taken may include criminal sanctions and penalties, as well as civil and administrative enforcement actions, fines, excessive taxation, funds and asset seizures, authorities seeking to seize funds generated from the allegedly illegal activity, as well as payment blocks and ISP blacklisting. Even if such claims could be successfully defended, the process may result in a loss of reputation, potential loss of revenue and diversion of management resources and time. There is a significant risk that our determination to permit customers in any given jurisdiction to access any one or more of our products or engage in various types of marketing activity and customer contact may not always accurately predict the likelihood of one or more jurisdictions taking enforcement or other adverse action against us, our customers or our third-party suppliers, which could lead to fines, criminal sanctions and/or the termination of our operations in such jurisdiction or jurisdictions, and, ultimately, could have a material adverse effect on our business, financial condition and results of operations.

For a summary of gaming and other regulations that affect our business, see "Regulation and Licensing" and Exhibit 99.1 to this Annual Report on Form 10-K.

Further, our directors, officers, key employees and investors in our properties and iGaming and online sports betting initiatives must meet approval standards of certain state and foreign regulatory authorities. If such regulatory authorities were to find such a person or investor unsuitable, we would be required to sever our relationship with that person or the investor may be required to dispose of his, her or its interest. Regulatory authorities may also conduct investigations into the conduct or associations of our directors, officers, key employees or investors to ensure compliance with applicable standards. Certain public and private issuances of securities, borrowings under credit agreements, guarantees of indebtedness and other transactions also require the approval of certain regulatory authorities.

Macau laws and regulations concerning gaming and gaming concessions are complex, and a court or administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue new or modified regulations, that differ from MGM China's interpretation, which could have a material adverse effect on its business, financial condition and results of operations. In addition, MGM Grand Paradise's activities in Macau are subject to administrative review and approval by various government agencies. We cannot assure you that MGM Grand Paradise will be able to obtain all necessary approvals, and any such failure to do so may materially affect its long-term business strategy and operations. Macau laws permit redress to the courts with respect to administrative actions; however, to date such redress is largely untested in relation to gaming issues.

In addition to gaming regulations, we are also subject to various federal, state, local and foreign laws and regulations affecting businesses in general. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, environmental matters, smoking, employees, currency transactions, taxation, zoning and building codes, and marketing and advertising. For instance, we are subject to certain federal, state and local environmental laws, regulations and ordinances, including the Clean Air Act, the Clean Water Act, the Resource Conservation Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Energy Policy Act, the Safe Drinking Water Act, Renewable Portfolio Standards, the Oil Pollution Act of 1990, and many others. Under various federal, state and local environmental laws and regulations, an owner or operator of real property may be held liable for the costs of removal or remediation of certain hazardous or toxic substances or wastes located on its property, regardless of whether or not the present owner or operator knows of, or is responsible for, the presence of such substances or wastes. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. There has been increasing focus from international, national, and state regulators on reporting and reducing GHG emissions and other climate change-related topics. These regulations could impose stricter standards on operations and reporting which could be costly and difficult to implement. In addition, effective since January 1, 2019, smoking in casinos in Macau, including MGM Macau and MGM Cotai, is only permitted inside specially ventilated smoking rooms, rather than outside smoking areas or VIP areas. The likelihood or outcome of similar legislation in other jurisdictions and referendums in the future cannot be predicted, though any smoking ban would be expected to negatively impact our financial performance.

We also deal with significant amounts of cash in our operations and are subject to recordkeeping and reporting obligations as required by various anti-money laundering laws and regulations. For instance, in the United States, we are subject to regulation under the Currency and Foreign Transactions Reporting Act of 1970, commonly known as the "Bank Secrecy Act", which, among other things, requires us to report to the Internal Revenue Service ("IRS") any currency transactions in excess of $10,000 that occur within a 24-hour gaming day, including identification of the individual(s) involved in the currency transaction. We are also required to report suspicious activity where we know, suspect or have reason to suspect transactions, among other things, involve funds from illegal activity or are intended to evade federal regulations or avoid reporting requirements or have no business or lawful purpose. In addition, under the Bank Secrecy Act and similar laws in other jurisdictions, we are subject to various other rules and regulations involving reporting, recordkeeping and retention. Our compliance with anti-money laundering regulations, including the Bank Secrecy Act, is subject to periodic examinations by the relevant regulatory agencies in each jurisdiction where we operate. Any such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Any violations of the anti-money laundering laws, including the Bank Secrecy Act, or regulations by any of our properties, businesses, customers, or employees could have an adverse effect on our financial condition, results of operations or cash flows.

Any violation of the Foreign Corrupt Practices Act or any other similar anti-corruption laws could have a negative impact on us. We generate revenue from operations outside the United States, which exposes us to complex foreign and U.S. regulations inherent in doing cross-border business and in each of the countries in which we transact business. We are subject to compliance with the United States Foreign Corrupt Practices Act ("FCPA") and other similar anti-corruption laws, which generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. While our employees and agents are required to comply with these laws, we cannot be sure that our internal policies and procedures will always protect us from violations of these laws, despite our commitment to legal compliance and corporate ethics. Violations of these laws by us or our non-controlled ventures may result in severe criminal and civil sanctions as well as other penalties against us, and the SEC and U.S. Department of Justice continue to vigorously pursue enforcement of the FCPA. The occurrence or allegation of these types of risks may adversely affect our business, performance, prospects, value, financial condition, and results of operations.

If the jurisdictions in which we operate increase taxes and fees, including gaming taxes, our results could be adversely affected. Federal, state and local authorities domestically and internationally raise a significant amount of revenue through taxes and fees, including taxes and fees on gaming activities. From time to time, legislators and government officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. Periods of economic downturn or uncertainty and budget deficits may intensify such efforts to raise revenues through increases in taxes, the imposition of new taxes or changes to tax laws that result in higher taxes than would be incurred under existing tax law or interpretation. In addition, tax law changes adopted to align with the Organization for Economic Co-operation and Development ("OECD") Global Anti-Base Erosion Model Rules ("Pillar Two") framework, which establishes a global minimum tax, could increase tax uncertainty. If the jurisdictions in which we operate were to increase taxes, impose new taxes or change existing tax laws, our financial condition and results of operations could be materially adversely affected.

The future recognition of our foreign tax credit deferred tax asset is uncertain, and the amount of valuation allowance we may apply against such deferred tax asset may change materially in future periods. We currently have significant deferred tax assets resulting from foreign tax credit carryforwards that are available to potentially reduce taxes attributable to taxable foreign-sourced income in future periods. We evaluate our foreign tax credit deferred tax asset for recoverability and record a valuation allowance to the extent we determine it is not more likely than not such asset will be recovered. This evaluation is based upon all available evidence, including assumptions concerning future U.S. operating profits and foreign source income. As a result, significant judgment is required in assessing the possible need for a valuation allowance and changes to our assumptions could result in a material change in the valuation allowance with a corresponding impact on the provision for income taxes in the period including such change.

We face risks related to pending claims that have been, or future claims that may be, brought against us. Claims have been brought against us and our subsidiaries in various legal proceedings, and additional legal and tax claims arise from time to time. We may not be successful in the defense or prosecution of our current or future legal proceedings, which could result in settlements or damages that could significantly impact our business, financial condition, results of operations and reputation. Please see the further discussion in "Legal Proceedings" and Note 12 in the accompanying consolidated financial statements.

Risks Related to Our Macau Operations

We have agreed not to have any interest or involvement in gaming businesses in China, Macau, Hong Kong and Taiwan, other than through MGM China. In connection with the gaming concession, we entered into a Third Renewed Deed of Non-Compete Undertakings with MGM China and Ms. Ho, Pansy Catilina Chiu King ("Ms. Ho"), pursuant to which we are restricted from having any interest or involvement in gaming businesses in the People's Republic of China, Macau, Hong Kong and Taiwan, other than through MGM China. While gaming is currently prohibited in China, Hong Kong and Taiwan, if it is legalized in the future our ability to compete in these locations could be limited until the earliest of (i) the date MGM China's ordinary shares cease to be listed on The Stock Exchange of Hong Kong Limited or (ii) the last day of MGM Grand Paradise's concession for operation of casino games (or any extension thereof); or (iii) the date when our ownership of MGM China shares is less than 15% of the then-issued share capital of MGM China.

The Macau government can (i) terminate MGM Grand Paradise's concession under certain circumstances without compensating MGM Grand Paradise, (ii) from the eighth year of MGM Grand Paradise's concession, redeem the concession by providing MGM Grand Paradise at least one year's prior notice and subject to the payment of reasonable and fair damages or indemnity to MGM Grand Paradise, or (iii) refuse to grant MGM Grand Paradise an extension of the concession prior to its expiry. The Macau government has the right to unilaterally terminate the concession for endangering the national security of China or Macau by MGM Grand Paradise, failure of MGM Grand Paradise to perform its obligations, for the public interest or lack of appropriate qualifications of MGM Grand Paradise under the gaming law. From the eighth year of MGM Grand Paradise's concession, the Macau government may redeem the concession by providing MGM Grand Paradise with at least one year of advance notice. In the event the Macau government exercises this redemption right, MGM Grand Paradise is entitled to reasonable and fair damages or indemnity. Upon such termination, all the casino area premises and gaming-related equipment which have been temporarily transferred to MGM Grand Paradise by the Macau government for use in accordance with the concession contract and all of MGM Grand Paradise's own casino area premises and gaming-related equipment, would be transferred automatically to the Macau government without compensation to MGM Grand Paradise and we would cease to generate any revenues from these operations. We cannot assure you that MGM Grand Paradise will perform all of its obligations under the concession contract in a way that satisfies the requirements of the Macau government.

Under the terms of MGM Grand Paradise's concession, MGM Grand Paradise is required to implement certain investments in gaming and non-gaming projects, as further discussed in Note 12 to the accompanying consolidated financial statements. There can be no assurance, however, that MGM Grand Paradise will have sufficient cash on hand to fund these obligations, or that it will be able to obtain financing to fund these obligations on satisfactory terms or at all. If MGM Grand Paradise is unable to satisfy its investment commitments, its concession contract may be subject to termination by the Macau government.

Furthermore, under the concession contract, MGM Grand Paradise is obligated to comply with any laws and regulations that the Macau government might promulgate in the future. We cannot assure you that MGM Grand Paradise will be able to comply with these laws and regulations or other requirements of MGM Grand Paradise's concession contract, or that these laws and regulations or other requirements would not adversely affect our ability to construct or operate our Macau businesses. If any disagreement arises between MGM Grand Paradise and the Macau government regarding the interpretation of, or MGM Grand Paradise's compliance with, a provision of the concession contract, MGM Grand Paradise will be relying on a consultation and negotiation process with the Macau government. During any consultation or negotiation, MGM Grand Paradise will be obligated to comply with the terms of the concession contract as interpreted by the Macau government. Currently, there is no precedent concerning how the Macau government will treat the termination of a concession upon the occurrence of any of the circumstances mentioned above. The loss of the concession would require us to cease conducting gaming operations in Macau, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, the concession contract expires on December 31, 2032. We cannot assure you that MGM Grand Paradise will be able to obtain an extension of the concession contract upon its expiration or be awarded a new gaming concession on terms favorable to MGM Grand Paradise or at all. We cannot provide any assurances on the terms associated with any potential future extension, which could include additional fees or other financial commitments that may have an adverse impact on the financial position of MGM Grand Paradise. We also cannot assure you that if the concession is redeemed by the Macau government, the compensation paid to MGM Grand Paradise will be adequate to compensate for the loss of future revenues.

We are subject to risks associated with doing business outside of the United States. Our operations outside of the United States are subject to risks that are inherent in conducting business under non-United States laws, regulations and customs. In particular, the risks associated with our existing international operations or any future operations in which we may engage in any other foreign territories, include:

- changes in laws and policies that govern operations of companies in Macau or other foreign jurisdictions;
- changes in non-United States government programs;
- changes in laws or regulations restricting the ability of our non U.S. subsidiaries to make distributions or declare dividends;
- possible failure by our employees or agents to comply with anti-bribery laws such as the United States Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions;
- general economic conditions and policies in China, including restrictions on travel and currency movements;
- difficulty in establishing, staffing and managing non-United States operations;
- different labor regulations;
- changes in environmental, health and safety laws;
- outbreaks of diseases or epidemics, including the COVID-19 pandemic;
- potentially negative consequences from changes in or interpretations of tax laws;
- political instability and actual or anticipated military and political conflicts;
- economic instability and inflation, recession or interest rate fluctuations; and
- uncertainties regarding judicial systems and procedures.

These risks, individually or in the aggregate, could have an adverse effect on our business, financial condition, results of operations and cash flows. We are also exposed to a variety of market risks, including foreign currency exchange rate fluctuations, particularly with respect to the Japanese yen, Hong Kong dollar, and Euro, as a result of our international operations. We occasionally hedge our exposures to certain of these currencies and other foreign currencies with financial institutions in an effort to minimize the impact of currency exchange rate fluctuations, but the use of these hedging instruments may not offset any, or more than a portion of, the adverse financial effects of unfavorable movements in foreign exchange rates over the time the hedges are in place. Hedging transactions may also introduce additional risks resulting from differences between the actual timing of the underlying exposures and our forecasts of those exposures, or from any unexpected material changes in the underlying hedged activities. In addition, because we do not typically fully hedge our positions in foreign currencies, we will continue to have exposure on unhedged portions of any currencies we exchange. If any of our hedging arrangements are inadequate, if there are significant exchange rate fluctuations in currencies for which we do not have hedges in place, or if a financial counterparty to our hedges is unable to honor the terms of the foreign currency hedge for any reason, then our business, financial condition, results of operations, and cash flows could be materially and adversely affected.

Conflicts of interest may arise because certain of our directors and officers are also directors of MGM China, the holding company for MGM Grand Paradise which owns and operates MGM Macau and MGM Cotai. As a result of the initial public offering of shares of MGM China common stock in 2011, MGM China has stockholders who are not affiliated with us, and we and certain of our officers and directors who also serve as officers and/or directors of MGM

China may have conflicting fiduciary obligations to our stockholders and to the minority stockholders of MGM China. Decisions that could have different implications for us and MGM China, including contractual arrangements that we have entered into or may in the future enter into with MGM China, may give rise to the appearance of a potential conflict of interest or an actual conflict of interest.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

We recognize the importance cybersecurity has to the success of our business. We also recognize the need to continually assess cybersecurity risk and evolve our response in the face of a rapidly and ever-changing environment. Accordingly, we aim to protect our business operations, including customer records and information, against known and evolving cybersecurity threats.

Risk Management and Strategy

The Company's Internal Audit function conducts an annual Enterprise Risk Management process to identify, assess, monitor and control current and future potential risks facing the Company, which includes cybersecurity risks that are communicated by the Chief Information Security Officer ("CISO"). Significant risks identified during this process are then presented to the Audit Committee. In addition, we have a cybersecurity incident response plan in place that provides a documented framework for handling high and low severity security incidents and facilitates coordination across multiple parts of the business. We also routinely perform attack and response simulations at the technical level, and annually execute tabletop response exercises. Each year, special focus is given to maintaining and improving our alignment with the National Institute of Standards and Technology ("NIST") Cybersecurity Framework and Privacy and Payment Card Industry ("PCI") controls in support of protecting our technology and customer data. We further engage in the periodic assessment and testing of our cybersecurity program.

We also utilize external expertise to perform annual assessments of our entire cybersecurity program, including the cybersecurity program maturity. The results of these annual assessments are reported to the Audit Committee, and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments. In addition, we have a Third Party Risk Management Program designed to assess risks associated with third party providers based on the services they provide and the data they have access to.

Cybersecurity risk mitigation processes are integrated into the Company's Code of Conduct that all employees are required to review. Additionally, all employees with network access receive cybersecurity awareness training.

The Company's information and data systems have been subject to cybersecurity incidents in the past, including the publicly disclosed September 2023 Cybersecurity Issue. We do not believe that risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition. However, there is no guaranty that the Cybersecurity Issue and any further incidents will not have a material impact in the future. See "Cybersecurity litigation, claims, and investigations" in Part II, Item 8, Note 12 to the accompanying consolidated financial statements. Further, policies and procedures designed to manage cyber risks, including those described herein, may not be effective. To learn more about risks from cybersecurity threats, see "Item 1A. Risk Factors - The failure to maintain the integrity of our information and other systems or customer information could result in damage to our reputation, subject us to fines, payment of damages, lawsuits and restrictions on our use of data, and have a material adverse effect on our business, financial condition, and results of operations." Additional risks and uncertainties not currently known or that may currently be deemed to be immaterial also may materially adversely affect the Company's business, financial condition, or results of operations.

The Board's Oversight of Cybersecurity Risk

To ensure thorough oversight of the Company's cybersecurity policies and processes, the Audit Committee is responsible for overseeing our cybersecurity risk and, pursuant to its charter, establishes and oversees procedures for the Company's plans to mitigate cybersecurity risks and respond to data breaches. The Audit Committee receives regular reports from the CISO on the Company's cybersecurity risks and enterprise cybersecurity program. The Audit Committee also receives prompt information and periodic updates by the CISO regarding material cybersecurity incidents that meet reporting thresholds. The Audit Committee reports out to the Board as necessary to keep the Board informed of issues or risks relating to the Company's cybersecurity.

Management's Involvement in Cybersecurity Risk Oversight

Our CISO works with our Chief Technology Officer ("CTO") to enhance our cybersecurity program and leads our efforts to mitigate technology risks in partnership with business leaders. Our CISO conducts regular reviews of the control environment and identifies those risks within the Enterprise Risk Management process to assess, monitor and control current and future potential risks facing the Company. We are currently conducting a search for a new CISO and, pending its completion, our CTO will act as our CISO. Our CTO previously served as our CISO and holds various professional certifications, including Certified Information Security Manager certification from the Information Systems Audit and Control Association and Certified Information Systems Security Professional from the ISC2. The CISO holds a Bachelor of Science Degree in Computer Information Systems and a Master's Degree in Organizational Security Management.

Our CISO reports directly to our Chief Legal and Administrative Officer and Secretary. The CISO closely monitors our cybersecurity program, including our strategy and cybersecurity policies and practices, against the cybersecurity threat landscape. As described above, our cybersecurity incident response plan provides a framework for a multidisciplinary team to prevent, detect, mitigate, and remediate cybersecurity-related risks and incidents. This framework also sets forth parameters for the escalation and reporting of cybersecurity risks and incidents to broader groups at the Company, and the CISO reports information about significant cybersecurity risks and incidents to the Audit Committee on a regular basis and more frequently if warranted under the circumstances.

ITEM 2.   PROPERTIES

We have provided certain information below about our properties as of December 31, 2025.

Name and Location	Number of Guestrooms and Suites	Approximate Casino Square Footage[1]	Slots [2]	Gaming Tables [3]
Las Vegas Strip Resorts [11]:				
Aria[4]	5,497	145,000	1,250	127
Bellagio	3,933	154,000	1,281	154
The Cosmopolitan	3,032	112,000	1,104	102
MGM Grand Las Vegas [5]	6,488	144,000	1,234	105
Mandalay Bay [6]	4,750	153,000	921	57
Luxor	4,397	104,000	738	37
Excalibur	3,981	92,000	937	30
New York-New York	2,024	84,000	948	51
Park MGM [7]	2,898	66,000	755	60
Subtotal	37,000	1,054,000	9,168	723
Regional Operations [11]:				
MGM Grand Detroit (Detroit, Michigan) [8]	400	151,000	2,139	114
Beau Rivage (Biloxi, Mississippi)	1,727	90,000	1,223	79
Borgata (Atlantic City, New Jersey)	2,727	217,000	2,499	139
MGM National Harbor (Prince George's County, Maryland) [9]	308	165,000	2,259	160
MGM Springfield (Springfield, Massachusetts)[10]	240	106,000	1,522	48
MGM Northfield Park (Northfield, Ohio)	—	78,000	1,604	—
Empire City (Yonkers, New York)	—	138,000	4,503	—
Subtotal	5,402	945,000	15,749	540
MGM China [12]:				
MGM Macau – (Macau S.A.R.)	595	251,000	1,044	345
MGM Cotai – (Macau S.A.R.)	1,418	264,000	1,001	405
Subtotal	2,013	515,000	2,045	750
Grand total	44,415	2,514,000	26,962	2,013

(1) Casino square footage is approximate and includes the gaming floor, race and sports, high limit areas and casino specific walkways, and excludes casino cage at our domestic properties and other non-gaming space within the casino area, such as lounges.

(2) Includes slot machines, video poker machines and, except for MGM National Harbor, all other electronic gaming devices in service.

(3) Includes table games in service; does not include poker at our domestic properties; includes dealer-assisted electronic gaming devices at MGM National Harbor.

(4) Includes 1,495 condominium-hotel units at Vdara, which are predominantly utilized as company-owned hotel rooms.

(5) Includes 1,728 rooms at The Signature at MGM Grand Las Vegas.

(6) Includes 1,117 rooms at W Las Vegas and 424 rooms at the Four Seasons Hotel.

(7) Includes 293 rooms at The Reserve at Park MGM.

(8) Our local investors have an ownership interest of approximately 3% of MGM Grand Detroit.

(9) Our local investors have a non-voting economic interest in MGM National Harbor.

(10) Our local investor has a non-voting economic interest in MGM Springfield.

(11) The real estate assets and land underlying our Las Vegas Strip and Regional Operations properties are subject to triple net leases.

(12) MGM Grand Paradise has MGM Macau and MGM Cotai land concession contracts with the government of Macau. Further, in connection with the expiration of the MGM Grand Paradise gaming subconcession on December 31, 2022, the casino areas of MGM Cotai and MGM Macau reverted, free of charge and without any encumbrances, to the Macau government, which is now the legal owner of the reverted gaming assets. On January 1, 2023 and in connection with the commencement of the gaming concession, the gaming assets were temporarily transferred to MGM Grand Paradise for the duration of the gaming concession in return for annual payments.

ITEM 3.   LEGAL PROCEEDINGS

See discussion of legal proceedings in Note 12 – *Commitments and Contingencies* in the accompanying consolidated financial statements.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Common Stock Information

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "MGM."

There were approximately 2,347 record holders of our common stock as of February 9, 2026.

Dividend Policy

We implemented a dividend program in February 2017 pursuant to which we had paid regular quarterly dividends. In the second quarter of 2020, we reduced our annual dividend to $0.01 per share in light of the impact of the COVID-19 pandemic on our operations at that time. We maintained an annual dividend of $0.01 per share throughout 2022. On February 8, 2023, we announced that the Board of Directors had determined to suspend the ongoing dividends in light of our current preferred method of returning value to shareholders through our share repurchase plan. To the extent we determine to reinstate the dividend in the future, the amount, declaration and payment of any future dividends will be subject to the discretion of our Board of Directors who will evaluate our dividend policy from time to time based on factors it deems relevant, and the contractual limitations described below.

Purchases of Equity Securities by the Issuer

The following table provides information about share repurchases of our common stock during the quarter ended December 31, 2025:

Period	Total Number of Shares Purchased	Average Price Paid per Share[1]	Total Number of Shares Purchased as Part of a Publicly Announced Program	Dollar Value of Shares that May Yet be Purchased Under the Program[1] (In thousands)
October 1, 2025 — October 31, 2025	1,139,400	$ 31.72	1,139,400	$ 2,086,167
November 1, 2025 — November 30, 2025	9,629,140	$ 32.27	9,629,140	$ 1,775,455
December 1, 2025 — December 31, 2025	4,738,900	$ 36.94	4,738,900	$ 1,600,390

[1] In accordance with applicable disclosure requirements, the "Average Price Paid per Share" figures presented above are calculated on an execution date (trade date) basis and exclude commissions and other expenses, such as excise taxes. Figures presented under "Dollar Value of Shares that May Yet be Purchased Under the Program" indicate the total amount of authorized capacity remaining in accordance with the terms of the applicable share repurchase plan, which excludes the cost of commissions and other expenses, such as excise taxes.

In November 2023, we announced that the Board of Directors had authorized a $2.0 billion stock repurchase plan, and in April 2025, we announced that the Board of Directors had authorized a $2.0 billion stock repurchase plan. Under the stock repurchase plans, we may repurchase shares from time to time in the open market or in privately negotiated agreements. Repurchases of common stock may also be made under a Rule 10b5-1 plan, which would permit common stock to be purchased when we might otherwise be precluded from doing so under insider trading laws. The timing, volume and nature of stock repurchases will be at the sole discretion of management, dependent on market conditions, applicable securities laws, and other factors, and may be suspended or discontinued at any time. All shares we repurchased during the quarter ended December 31, 2025 were purchased pursuant to our publicly announced stock repurchase plans and have been retired.

PERFORMANCE GRAPH

The graph below matches our cumulative 5-year total shareholder return on common stock with the cumulative total returns of the Dow Jones US Total Return index, the S&P 500 index and the Dow Jones US Gambling index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends as required by the SEC) from December 31, 2020 to December 31, 2025. The return shown on the graph is not necessarily indicative of future performance.

The following performance graph shall not be deemed to be *"filed"* for purposes of Section 18 of the Exchange Act, nor shall this information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference into a filing.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among MGM Resorts International, the Dow Jones US Total Return Index,
the S&P 500 Index and the Dow Jones US Gambling Index



*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/20	12/21	12/22	12/23	12/24	12/25
MGM Resorts International	100.00	142.47	106.47	141.87	110.02	115.86
Dow Jones US Total Return	100.00	126.50	101.96	129.00	160.54	188.41
S&P 500	100.00	128.71	105.40	133.10	166.40	196.16
Dow Jones US Gambling	100.00	87.18	65.00	84.71	84.53	81.82

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

33

ITEM 6.   RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis of financial condition and results of operations includes discussion as of and for the year ended December 31, 2025 compared to December 31, 2024. Discussion of our financial condition and results of operations as of and for the year ended December 31, 2024 compared to December 31, 2023 can be found in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission ("SEC") on February 18, 2025.

Overview

Our primary business is the operation of casino properties, which offer gaming, hotel, convention, dining, entertainment, retail and other resort amenities, as well as the operation of digital gaming through our online platforms. We lease the real estate assets of our domestic properties pursuant to triple net lease agreements.

Our results of operations do not tend to be seasonal in nature, though a variety of factors may affect the results of any interim period, including the timing of major conventions, Far East baccarat volumes, the amount and timing of marketing and special events for our high-end gaming customers, and the level of play during major holidays, including New Year and Lunar New Year. While our results do not depend on key individual customers, a significant portion of our operating income is generated from high-end gaming customers, which can cause variability in our results. In addition, our success in marketing to customer groups such as convention customers and the financial health of customer segments such as business travelers or high-end gaming customers from a specific country or region can affect our results. Our results will also depend upon our ability to expand our ownership, management and operation of gaming facilities and accessing new markets for iGaming and online sports betting.

Our results are also affected by significant recent developments in our business, which principally consist of transactions we have executed in furtherance of our businesses strategy.

Overview of strategic business developments

- In July 2018, we and Entain formed BetMGM North America Venture. In connection with its formation, we provided BetMGM North America Venture with exclusive access to all of our domestic land based and online sports betting, major tournament poker, and online gaming operations, and Entain provided BetMGM North America Venture with exclusive access to its technology in the United States.

- On September 28, 2021, we announced that we and ORIX were selected by Osaka as the region's integrated resort partner. In December 2021, we and ORIX formed a venture, MGM Osaka, through which we plan to develop the integrated resort. On April 27, 2022, we, together with Osaka prefecture/city, MGM Osaka, and ORIX, submitted an ADP to Japan's central government. On April 14, 2023, we announced that the Japanese government officially certified the ADP, and, in September 2023, MGM Osaka signed an agreement with Osaka to implement the ADP. Preliminary construction began on the site of the future resort in 2024. During 2025, the construction of the project progressed as anticipated.

- On April 29, 2022, VICI acquired MGM Growth Properties LLC ("MGP"), our subsidiary that held the real estate assets of certain of our domestic properties, in a stock-for-stock transaction. We entered into an amended and restated master lease with VICI. See Note 11 for discussion of the lease.

- On May 17, 2022, we acquired the operations of The Cosmopolitan for cash consideration of $1.625 billion, plus working capital adjustments, for a total purchase price of approximately $1.7 billion. Additionally, we entered into a lease agreement for the real estate assets of The Cosmopolitan. See Note 11 for discussion of the lease.

- In June 2022, the Macau government enacted a new gaming law that provides for material changes to the legal form of gaming concessions in Macau, including discontinuing and prohibiting gaming subconcessions subsequent to their expiration, and also includes material changes to the rights and obligations provided for under the new gaming concessions that were awarded in the public tender that concluded in December 2022, such as limiting the term of concessions to a maximum of 10 years. In December 2022, we were awarded a new gaming concession, which permits the operation of games of chance or other games in casinos in Macau, commencing on January 1, 2023.

- On September 7, 2022, we acquired LeoVegas through a tender offer at a cash price of SEK61 per share, for a total fair value of equity interests acquired of approximately $556 million, inclusive of cash settlement of equity awards.

- On December 19, 2022, we completed the sale of the operations of The Mirage to an affiliate of Seminole Hard Rock Entertainment, Inc. for cash consideration of $1.075 billion, or $1.1 billion, net of purchase price adjustments and transaction costs. At closing, the master lease with VICI was amended to remove The Mirage and reflect a $90 million reduction in annual cash rent.

- On February 15, 2023, we completed the sale of the operations of Gold Strike Tunica to CNE Gaming Holdings, LLC, a subsidiary of Cherokee Nation Business, for cash consideration of $450 million, or $474 million, net of purchase price adjustments and transaction costs. At closing, the master lease with VICI was amended to remove Gold Strike Tunica and reflect a $40 million reduction in annual cash rent. Refer to Note 4 for further discussion of this transaction.

- In August 2023, LeoVegas completed the acquisition of the majority ownership of Push Gaming, a digital gaming developer.

- In the third quarter of 2025, the competitive and economic assumptions underpinning our return expectations on our investment in a commercial gaming facility changed, which led us to determine we would withdraw our application for a commercial gaming license for Empire City. As such, in the third quarter of 2025, we recorded an impairment of the full amount of the Empire City reporting unit's goodwill of $256 million and charges for write-downs and impairments within "Property transactions, net" of $93 million, of which charges primarily consist of the impairment of $52 million relating to Empire City's existing gaming license. We will instead continue to operate Empire City in its current format. Refer to Note 7 for further discussion.

- In October 2025, we entered into an agreement to sell the operations of MGM Northfield Park for $546 million in cash, subject to customary purchase price adjustments. Upon closing, the master lease between us and VICI will be amended to remove MGM Northfield Park and to reflect a $53 million reduction in annual cash rent, subject to a 2% escalator on May 1, 2026. The transaction is expected to close in the first half of 2026, subject to the receipt of regulatory approvals and other customary closing conditions. Refer to Note 4 for further discussion of this transaction.

Cybersecurity Issue

In September 2023, we identified a cybersecurity issue involving unauthorized access to certain of our U.S. systems by criminal actors. The Cybersecurity Issue, together with the incident response efforts, resulted in some disruptions to our business operations and we also incurred expenses for technology consulting services, legal fees and other third-party advisors in connection with this issue, which were not material to our 2023 results. We have cybersecurity insurance from which we began to receive proceeds in 2024.

Visitation Statistics

The Las Vegas Strip segment results of operations are heavily impacted by visitor volume and trends. During the year ended December 31, 2025, Las Vegas visitor volume decreased 8% compared to 2024 according to information published by the Las Vegas Convention and Visitors Authority.

The MGM China segment results of operations also are heavily impacted by visitor volume and trends. During the year ended December 31, 2025, Macau visitor arrivals increased 15% compared to 2024 according to statistics published by the Statistics and Census Service of the Macau Government.

Key Performance Indicators

Key performance indicators related to gaming and hotel revenue are:

- Gaming revenue indicators: table games drop, which is the total amount of cash and net markers issued and deposited into the drop box, and slot handle, which is the gross amount wagered in slot machines, (volume indicators); "win" or "hold" percentage, which is not fully controllable by us. "Win" or "hold" percentages represent the net amount of gaming wins and losses in relation to table games drop or slot handle; and

- Hotel revenue indicators (for Las Vegas Strip Resorts) – hotel occupancy (a volume indicator); average daily rate ("ADR," a price indicator); and revenue per available room ("RevPAR," a summary measure of hotel results, combining ADR and occupancy rate). Our calculation of ADR, which is the average price of occupied rooms per day, includes the impact of complimentary rooms. Complimentary room rates are determined based on standalone selling price. Because the mix of rooms provided on a complimentary basis, particularly to casino customers, includes a disproportionate suite component, the composite ADR including complimentary rooms is slightly higher than the ADR for cash rooms, reflecting the higher retail value of suites.

Results of Operations

Summary Operating Results

The following table summarizes our consolidated operating results:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Net revenues	$ 17,537,683	$ 17,240,545	$ 16,164,249
Operating income	1,001,780	1,490,456	1,891,497
Net income	520,872	1,064,608	1,314,924
Net income attributable to MGM Resorts International	205,862	746,558	1,142,180

Consolidated net revenues increased 2% in 2025 compared to 2024 due primarily to MGM China increasing 11%, MGM Digital increasing 19%, and Regional Operations increasing 1%, partially offset by our Las Vegas Strip Resorts decreasing 4%, each as compared to 2024 and as discussed below.

Consolidated operating income decreased 33% in 2025 compared to 2024. The decrease was due primarily to $279 million of goodwill impairment of which $256 million related to Empire City, $93 million of write-offs and impairments related to Empire City recorded within property transactions, net, an increase in gaming taxes incurred primarily at MGM China, and an increase in depreciation and amortization expense, partially offset by a $161 million increase in income from unconsolidated affiliates and the increase in net revenues, discussed above. Depreciation and amortization expense increased $186 million compared to the prior year period due primarily to recently completed capital projects.

Net Revenues by Segment

The following table presents a detail by segment of net revenues:

| | Year Ended December 31, | | |
	2025	2024	2023
	(In thousands)		
Las Vegas Strip Resorts			
Casino	$ 2,013,701	$ 1,960,146	$ 2,127,612
Rooms	2,880,685	3,159,497	3,027,668
Food and beverage	2,260,651	2,356,718	2,289,812
Entertainment, retail and other	1,286,466	1,339,752	1,354,054
	8,441,503	8,816,113	8,799,146
Regional Operations			
Casino	2,772,734	2,737,778	2,712,205
Rooms	307,959	304,322	296,100
Food and beverage	461,549	456,129	440,002
Entertainment, retail and other	230,091	222,093	222,002
	3,772,333	3,720,322	3,670,309
MGM China			
Casino	3,909,643	3,496,697	2,787,837
Rooms	188,757	217,798	177,158
Food and beverage	323,764	265,883	161,669
Entertainment, retail and other	39,579	42,006	26,945
	4,461,743	4,022,384	3,153,609
MGM Digital			
Casino	654,190	552,012	432,146
Reportable segment net revenues	17,329,769	17,110,831	16,055,210
Corporate and other	207,914	129,714	109,039
	$ 17,537,683	$ 17,240,545	$ 16,164,249

Las Vegas Strip Resorts

Las Vegas Strip Resorts net revenues decreased 4% for 2025 compared to 2024 due primarily to a decrease in rooms revenue and food and beverage revenue, partially offset by an increase in casino revenue, each discussed below.

Las Vegas Strip Resorts casino revenue increased 3% for 2025 compared to 2024 due primarily to an increase in tables games drop and win percentage and an increase in slot handle.

The following table shows key gaming statistics for our Las Vegas Strip Resorts:

	Year Ended December 31,					
	2025		**2024**		**2023**	
	(Dollars in millions)					
Table games drop	$	6,127	$	6,028	$	6,215
Table games win	$	1,541	$	1,472	$	1,636
Table games win %		25.2 %		24.4 %		26.3 %
Slot handle	$	24,565	$	23,840	$	23,920
Slot win	$	2,306	$	2,240	$	2,224
Slot win %		9.4 %		9.4 %		9.3 %

Las Vegas Strip Resorts rooms revenue decreased 9% in 2025 compared to 2024 due primarily to a decrease in RevPAR and the impact from the room remodel at MGM Grand Las Vegas.

The following table shows key hotel statistics for our Las Vegas Strip Resorts:

	Year Ended December 31,					
	2025		**2024**		**2023**	
Occupancy		92 %		94 %		93 %
Average daily rate (ADR)	$	249	$	260	$	256
Revenue per available room (RevPAR)	$	229	$	245	$	237

Las Vegas Strip Resorts food and beverage revenue decreased 4% in 2025 compared to 2024 due primarily to a decrease in restaurant covers.

Regional Operations

Regional Operations net revenues increased 1% in 2025 compared to 2024 due primarily to an increase in casino revenues, which increased due primarily to an increase in slot handle.

The following table shows key gaming statistics for our Regional Operations:

	Year Ended December 31,					
	2025		**2024**		**2023**	
	(Dollars in millions)					
Table games drop	$	4,001	$	3,909	$	3,886
Table games win	$	818	$	807	$	814
Table games win %		20.4 %		20.6 %		21.0 %
Slot handle	$	27,161	$	26,894	$	26,850
Slot win	$	2,736	$	2,659	$	2,586
Slot win %		10.1 %		9.9 %		9.6 %

MGM China

MGM China net revenues increased 11% in 2025 compared to 2024 due primarily to an increase in casino revenues, which increased due primarily to an increase in main floor table games drop.

The following table shows key gaming statistics for MGM China:

	Year Ended December 31,					
	2025		**2024**		**2023**	
	(Dollars in millions)					
Main floor table games drop	$	15,836	$	14,681	$	12,115
Main floor table games win	$	4,041	$	3,666	$	2,736
Main floor table games win %		25.5 %		25.0 %		22.6 %

MGM Digital

MGM Digital net revenues increased 19% in 2025 compared to 2024 due primarily to organic growth and brand expansion.

Corporate and other

Corporate and other revenue includes other corporate operations and management services.

Segment Adjusted EBITDAR and Consolidated Adjusted EBITDA

The following table presents Segment Adjusted EBITDAR and Consolidated Adjusted EBITDA. Segment Adjusted EBITDAR is our reportable segment generally accepted accounting principles ("GAAP") measure, which we utilize as the primary profit measure for our reportable segments. See Note 17 to the accompanying consolidated financial statements and "Reportable Segment GAAP measure" below for additional information. Consolidated Adjusted EBITDA is a non-GAAP measure, discussed within "Non-GAAP measures" below.

	Year Ended December 31,					
	2025		**2024**		**2023**	
	(In thousands)					
Las Vegas Strip Resorts	$	2,857,873	$	3,106,543	$	3,190,486
Regional Operations		1,163,227		1,143,556		1,133,196
MGM China		1,203,194		1,087,126		866,889
MGM Digital		(90,307)		(77,227)		(32,424)
Corporate and other[1]		(2,708,364)		(2,849,157)		(2,822,620)
Consolidated Adjusted EBITDA	$	2,425,623	$	2,410,841	$	2,335,527

(1) Includes triple net lease rent expense of $2.3 billion in each of 2025, 2024, and 2023. See Note 11 for discussion of our leases.

Las Vegas Strip Resorts

Las Vegas Strip Resorts Segment Adjusted EBITDAR decreased 8% compared to 2024. Las Vegas Strip Resorts Segment Adjusted EBITDAR margin decreased to 33.9% in 2025 compared to 35.2% in 2024 due primarily to the decrease in revenues, discussed above.

Regional Operations

Regional Operations Segment Adjusted EBITDAR increased 2% compared to 2024. Regional Operations Segment Adjusted EBITDAR margin increased to 30.8% in 2025 compared to 30.7% in 2024 due primarily to an increase in casino revenues, discussed above.

MGM China

MGM China Segment Adjusted EBITDAR increased 11% in 2025 compared to 2024. MGM China's Segment Adjusted EBITDAR margin was 27.0% in 2025, flat compared to the prior year due primarily to an increase in casino revenue, discussed above, partially offset by lower margins in non-gaming outlets.

MGM Digital

MGM Digital Segment Adjusted EBITDAR loss was $90 million in 2025 compared to a loss of $77 million in 2024. The change was due primarily to an increase in costs, primarily payroll related, marketing, and gaming taxes, which were partially offset with an increase in net revenues, discussed above.

Operating Results – Details of Certain Charges

Property transactions, net consisted of the following:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Gain on sale of the operations of Gold Strike Tunica	$ —	$ —	$ (398,787)
Other property transactions, net	126,036	81,316	28,274
	$ 126,036	$ 81,316	$ (370,513)

See Note 16 to the accompanying consolidated financial statements for discussion of property transactions, net.

Income (loss) from Unconsolidated Affiliates

The following table summarizes information related to our share of operating income (loss) from unconsolidated affiliates:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
BetMGM North America Venture	$ 59,634	$ (110,079)	$ (90,894)
Other	10,348	19,426	28,790
	$ 69,982	$ (90,653)	$ (62,104)

Non-operating Results

Interest expense

The following table summarizes information related to interest expense, net:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Total interest incurred	$ 421,143	$ 445,660	$ 463,175
Interest capitalized	(2,101)	(2,430)	(2,882)
	$ 419,042	$ 443,230	$ 460,293

Gross interest expense was $421 million in 2025 compared to $446 million in 2024. The decrease from 2024 is due primarily to a decrease in weighted average outstanding debt. See Note 9 to the accompanying consolidated financial statements for discussion on long-term debt and see "Liquidity and Capital Resources" for discussion on issuances and repayments of long-term debt.

Other, net

Other, net was expense of $303 million in 2025 and income of $71 million in 2024. Other expense, net in 2025 was primarily comprised of foreign currency transaction loss of $288 million primarily related to USD denominated debt held by a foreign subsidiary, a net loss related to derivatives of $35 million, and a loss related to debt and equity investments of $23 million, partially offset by interest and dividend income of $49 million. Other income, net in 2024 was primarily comprised of foreign currency transaction gain of $129 million, interest and dividend income of $81 million, and a net loss related to derivatives of $116 million.

Income taxes

The following table summarizes information related to our income taxes:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Income before income taxes	$ 280,779	$ 1,117,065	$ 1,472,763
Benefit (provision) for income taxes	240,093	(52,457)	(157,839)
Effective income tax rate	(85.5)%	4.7 %	10.7 %
Income taxes paid (refunds received), net	$ (34,619)	$ 266,996	$ 344,397

Our effective tax rate for 2025 was favorably impacted primarily by a decrease in the valuation allowance on foreign tax credit carryforwards and the mix of U.S. and foreign earnings, including Macau gaming profits which are exempt from complementary tax. These favorable impacts were partially offset by nontaxable and nondeductible items. Our effective rate for 2024 was favorably impacted primarily by an increase in Macau gaming profits which are exempt from complementary tax and a decrease in the valuation allowance for Macau deferred tax assets.

In 2025, the Company received net cash refunds for income taxes compared to net cash paid for income taxes in 2024, primarily reflecting refunds associated with the completion of the IRS examination of our 2015-2019 federal income tax returns.

Certain jurisdictions in which we operate have enacted legislation influenced by the OECD Pillar Two framework, including a minimum tax rate of 15%. The enacted tax laws with respect to Pillar Two have not materially impacted our current year financial results and are not expected to materially impact future financial results. We are unable to predict when and how Pillar Two will be enacted into law or modified to align with OECD guidance in the jurisdictions in which we operate. It is possible that Pillar Two legislative changes could have a material impact on future financial results. We will continue to monitor worldwide regulatory developments as additional guidance is released.

On July 4, 2025, the One Big Beautiful Bill (OBBB) Act was signed into law in the United States, which has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. Provisions effective in 2025 provide for immediate expensing of domestic research and development costs and restores 100% bonus depreciation. While these provisions favorably impacted current tax expense, the legislation did not have a material impact on our effective tax rate. We will continue to evaluate OBBB's provisions that take effect in future years.

Reportable Segment GAAP measure

"Segment Adjusted EBITDAR" is our reportable segment GAAP measure, which we utilize as the primary profit measure for our reportable segments and underlying operating segments. Segment Adjusted EBITDAR is a measure defined as earnings before interest and other non-operating income (expense), income taxes, depreciation and amortization, preopening and start-up expenses, property transactions, net, triple net lease rent expense, income (loss) from unconsolidated affiliates, goodwill impairment, and also excludes corporate expense and stock compensation expense, which are not allocated to each operating segment. Triple net lease rent expense is the expense for rent to landlords under triple net operating leases for its domestic properties, the ground subleases of Beau Rivage and MGM National Harbor, and the land concessions at MGM China. "Segment Adjusted EBITDAR margin" is Segment Adjusted EBITDAR divided by related segment net revenues.

Non-GAAP measures

"Consolidated Adjusted EBITDA" is earnings before interest and other non-operating income (expense), income taxes, depreciation and amortization, preopening and start-up expenses, property transactions, net, and goodwill impairment.

Consolidated Adjusted EBITDA information is a non-GAAP measure that is presented solely as a supplemental disclosure to reported GAAP measures because it is among the measures used by management to evaluate our operating performance, and because we believe this measure is widely used by analysts, lenders, financial institutions, and investors as a measure of operating performance in the gaming industry and as a principal basis for the valuation of gaming companies. We believe that while items excluded from Consolidated Adjusted EBITDA may be recurring in nature and should not be disregarded in evaluation of our earnings performance, it is useful to exclude such items when analyzing current results and trends compared to other periods because these items can vary significantly depending on specific underlying transactions or events that may not be comparable between the periods being presented. Also, we believe excluded items may not relate specifically to current operating trends or be indicative of future results. For example, preopening and start-up expenses will be significantly different in periods when we are developing and constructing a major expansion project and will depend on where the current period lies within the development cycle, as well as the size and scope of the project(s). Property transactions, net includes normal recurring disposals, gains and losses on sales of assets related to specific assets within our properties, but also includes gains or losses on sales of an entire operating resort or a group of resorts and impairment charges on entire asset groups or investments in unconsolidated affiliates, which may not be comparable period over period. However, Consolidated Adjusted EBITDA has limitations as an analytical tool, and should not be construed as an alternative or substitute to any measure determined in accordance with generally accepted accounting principles. For example, we have significant uses of cash flows, including capital expenditures, interest payments, income taxes, and debt principal repayments, which are not reflected in Consolidated Adjusted EBITDA. Accordingly, while we believe that Consolidated Adjusted EBITDA is a relevant measure of performance, Consolidated Adjusted EBITDA should not be construed as an alternative to or substitute for operating income or net income as an indicator of our performance, or as an alternative to or substitute for cash flows from operating activities as a measure of liquidity. In addition, other companies in the gaming and hospitality industries that report Consolidated Adjusted EBITDA may calculate Consolidated Adjusted EBITDA in a different manner and such differences may be material. A reconciliation of GAAP net income to Consolidated Adjusted EBITDA is included herein.

The following table presents a reconciliation of net income attributable to MGM Resorts International to Consolidated Adjusted EBITDA:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Net income attributable to MGM Resorts International	$ 205,862	$ 746,558	$ 1,142,180
Plus: Net income attributable to noncontrolling interests	315,010	318,050	172,744
Net income	520,872	1,064,608	1,314,924
Provision (benefit) for income taxes	(240,093)	52,457	157,839
Income before income taxes	280,779	1,117,065	1,472,763
Non-operating (income) expense			
Interest expense, net of amounts capitalized	419,042	443,230	460,293
Non-operating items from unconsolidated affiliates	(1,135)	734	1,032
Other, net	303,094	(70,573)	(42,591)
	721,001	373,391	418,734
Operating income	1,001,780	1,490,456	1,891,497
Preopening and start-up expenses	1,086	7,972	415
Property transactions, net	126,036	81,316	(370,513)
Goodwill impairment	278,927	—	—
Depreciation and amortization	1,017,794	831,097	814,128
Consolidated Adjusted EBITDA	$ 2,425,623	$ 2,410,841	$ 2,335,527

Guarantor Financial Information

As of December 31, 2025, all of our registered principal debt arrangements are guaranteed by each of our wholly owned material domestic subsidiaries that guarantee our senior credit facilities. Our registered principal debt arrangements are not guaranteed by MGM Grand Detroit, LLC, MGM National Harbor, LLC, Blue Tarp reDevelopment, LLC (d/b/a MGM Springfield), MGM Sports & Interactive Gaming, LLC (the entity that holds our 50% interest in BetMGM North America Venture), MGM CEE Holdco, LLC (the entity that holds our consolidated digital gaming subsidiaries, including LeoVegas), and each of their respective subsidiaries. Our foreign subsidiaries, including MGM China and its subsidiaries, are also not guarantors of our registered principal debt arrangements. In the event that any subsidiary is no longer a guarantor of our senior credit facilities or any of our future capital markets indebtedness, that subsidiary will be released and relieved of its obligations to guarantee our existing registered principal debt arrangements. The indentures governing the registered principal debt arrangements further provide that in the event of a sale of all or substantially all of the assets of, or capital stock in a subsidiary guarantor then such subsidiary guarantor will be released and relieved of any obligations under its subsidiary guarantee.

The guarantees provided by the subsidiary guarantors rank senior in right of payment to any future subordinated debt of ours or such subsidiary guarantors, junior to any secured indebtedness to the extent of the value of the assets securing such debt, and effectively subordinated to any indebtedness and other obligations of our subsidiaries that do not guarantee the senior notes. In addition, the obligations of each subsidiary guarantor under its guarantee are limited so as not to constitute a fraudulent conveyance under applicable law, which may eliminate the subsidiary guarantor's obligations or reduce such obligations to an amount that effectively makes the subsidiary guarantee lack value.

The summarized financial information of us and our guarantor subsidiaries, on a combined basis, is presented below.

	December 31, 2025
Balance Sheet	*(In thousands)*
Current assets	$ 3,086,445
Intercompany debt due from non-guarantor subsidiaries	3,000,104
Other long-term assets	27,668,633
Other current liabilities	2,201,703
Intercompany debt due to non-guarantor subsidiaries	2,198,874
Other long-term liabilities	28,641,498

	Year Ended December 31, 2025
Income Statement	*(In thousands)*
Net revenues	$ 10,580,153
Operating income	78,539
Intercompany interest income	288,114
Intercompany interest expense	(245,273)
Income before income taxes	52,466
Net income	289,238
Net income attributable to MGM Resorts International	246,397

Liquidity and Capital Resources

Cash Flows – Summary

Our cash flows consisted of the following:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Net cash provided by operating activities	$ 2,529,378	$ 2,362,495	$ 2,690,777
Net cash used in investing activities	(1,140,789)	(1,283,163)	(714,175)
Net cash used in financing activities	(1,731,094)	(1,564,281)	(5,004,631)

Cash Flows

Operating activities. Trends in our operating cash flows tend to follow trends in operating income, excluding non-cash charges, but can be affected by changes in working capital, the timing of significant interest payments, and income tax payments or refunds. Cash provided by operating activities was $2.5 billion in 2025 compared to $2.4 billion in 2024. The increase from the prior year was due primarily to the change in cash paid (refunded) for income taxes, an increase in Segment Adjusted EBITDAR at MGM China, and changes in net working capital, partially offset by a decrease in Segment Adjusted EBITDAR at our Las Vegas Strip Resorts discussed within the Results of Operations section above.

Investing activities. Our investing cash flows can fluctuate significantly from year to year depending on our decisions with respect to strategic capital investments, business acquisitions or dispositions, and the timing of maintenance capital expenditures to maintain the quality of our properties. Capital expenditures related to regular investments in our existing properties can also vary depending on timing of larger remodel projects related to our public spaces and hotel rooms.

Cash used in investing activities was $1.1 billion in 2025 compared to $1.3 billion in 2024. In 2025, we made payments of $1.1 billion in capital expenditures, as further discussed below, contributed $238 million to unconsolidated affiliates, and received $207 million in distributions from unconsolidated affiliates, which included $135 million from BetMGM North America Venture. In comparison, in 2024, we made payments of $1.2 billion in capital expenditures, as further discussed below, contributed $182 million to unconsolidated affiliates, paid $114 million related to acquisitions, net of cash acquired, and received $223 million related to net short-term investments in debt securities.

Capital Expenditures

In 2025, we made capital expenditures of $1.1 billion, of which $195 million related to MGM China and is inclusive of capital expenditures relating to the gaming concession investment. Capital expenditures primarily related to room remodels, casino floor remodels and equipment, and information technology.

In 2024, we made capital expenditures of $1.2 billion, of which $149 million related to MGM China and is inclusive of capital expenditures related to the gaming concession investment. Capital expenditures primarily related to information technology and room and venue remodels.

Financing activities. Cash used in financing activities was $1.7 billion in 2025 compared to $1.6 billion in 2024. In 2025, we had net repayments of debt of $140 million, as further discussed below, paid $1.2 billion for repurchases of our common stock, and distributed $169 million to noncontrolling interest owners. In comparison, in the prior year period, we had net borrowings of debt of $29 million, as further discussed below, paid $1.4 billion for repurchases of our common stock, and distributed $189 million to noncontrolling interest owners.

Borrowings and Repayments of Long-term Debt

In 2025, we had net repayments of debt of $140 million, which primarily consisted of:
- the repayment of MGM China's $500 million of aggregate principal amount of 5.25% notes due 2025

upon maturity,
- the net borrowings of $7 million on MGM China's revolving credit facility, and
- the borrowings of $354 million on the senior secured yen credit facility.

In 2024, we had net borrowings of debt of $29 million, which primarily consisted of:
- the issuance of our $750 million 6.5% notes due 2032, of which the proceeds were used to repay our $750 million of aggregate principal amount of our 6.75% notes due 2025;
- the issuance of our $850 million 6.125% notes due 2029, of which the proceeds were used to repay our $675 million 5.75% notes due 2025 at a redemption price of 100.607%, with the remainder primarily used for general corporate purposes;
- the issuance of MGM China's $500 million 7.125% notes due 2031, of which the proceeds were used to partially repay draws on its first revolving credit facility, which had funded the repayment of MGM China's $750 million 5.375% notes due 2024; and
- the net borrowings of $104 million on MGM China's first revolving credit facility.

Share Repurchases and Distributions to Noncontrolling Interest Owners

In 2025, we paid $1.2 billion relating to repurchases of our common stock pursuant to our stock repurchase plans. See Note 13 for further information on the stock repurchases. In connection with those repurchases, the November 2023 $2.0 billion stock repurchase plan was completed. The remaining availability under the April 2025 $2.0 billion stock repurchase plan was $1.6 billion as of December 31, 2025.

In 2024, we paid $1.4 billion relating to repurchases of our common stock pursuant to our stock repurchase plans. In connection with those repurchases, the February 2023 $2.0 billion stock repurchase plan was completed.

In May 2025, upon shareholder approval, MGM China declared a final dividend for 2024 of $122 million, which was paid in June 2025, of which we received approximately $68 million and noncontrolling interests received approximately $54 million.

In August 2025, MGM China's Board of Directors declared an interim dividend of $153 million, which was paid in September 2025, of which we received approximately $85 million and noncontrolling interests received approximately $68 million.

In March 2024, MGM China's Board of Directors declared a special dividend for 2023 of $51 million, which was paid in April 2024, of which we received approximately $29 million and noncontrolling interests received approximately $22 million. A final dividend for 2023 of $118 million was declared in March 2024, approved by the shareholders in May 2024, and paid in June 2024, of which we received approximately $66 million and noncontrolling interests received approximately $52 million. In August 2024, MGM China's Board of Directors declared a special dividend of $173 million, which was paid in October 2024, of which we received approximately $97 million and noncontrolling interests received approximately $76 million.

Other Factors Affecting Liquidity and Anticipated Uses of Cash

We require a certain amount of cash on hand to operate our businesses. In addition to required cash on hand for operations, we utilize corporate cash management procedures to minimize the amount of cash held on hand or in banks. Funds are swept from the accounts at most of our domestic properties daily into central bank accounts, and excess funds are invested overnight or are used to repay amounts drawn under our revolving credit facility. In addition, from time to time we may use excess funds to repurchase our outstanding debt and equity securities subject to limitations in our revolving credit facility and Delaware law, as applicable. We have significant outstanding debt, interest payments, rent payments, and contractual obligations in addition to planned capital expenditures and commitments.

As of December 31, 2025, we had cash and cash equivalents of $2.1 billion, of which MGM China held $565 million, and we had $6.3 billion in principal amount of indebtedness, including $2.5 billion related to MGM China. As of December 31, 2025, no amounts were drawn on our revolving credit facility, and there was $488 million outstanding under MGM China's revolving credit facility.

In October 2025, BetMGM North America Venture announced its expectations to distribute cash to its shareholders based upon its excess cash balances and minimum unrestricted cash thresholds going forward, of which we would expect to receive our 50% share.

Our expected cash interest payments, based on principal amounts of debt outstanding, contractual maturity dates, and interest rates, each as of December 31, 2025, for 2026, 2027, and 2028 are approximately $210 million, $170 million, and $155 million, respectively, excluding MGM China, and approximately $350 million, $275 million, and $240 million, respectively, on a consolidated basis, which includes MGM China.

We are also required as of December 31, 2025 to make annual contractual cash rent payments of $1.8 billion to our landlords over the next twelve months under triple net lease agreements, which triple net leases are also subject to annual escalators and also require us to pay substantially all costs associated with the lease, including real estate taxes, ground lease payments, insurance, utilities and routine maintenance (with each lease obligating us to spend a specified percentage of net revenues at the properties on capital expenditures), in addition to the annual cash rent. See Note 11 for discussion of our leases and lease obligations and Note 4 for discussion of the pending MGM Northfield Park transaction.

We have planned capital expenditures in 2026 of approximately $950 million to $1.05 billion on a consolidated basis, of which approximately $190 million to $240 million relates to MGM China and is inclusive of the estimated amount of the gaming concession investment that relates to capital projects. Refer to Note 12 for discussion of MGM Grand Paradise's commitment to investment in gaming and non-gaming projects and the development of international tourist markets as well as other contractual obligations pursuant to its gaming concession.

We continue to explore potential development or investment opportunities, such as expanding our global online gaming presence, which may require cash commitments in the future. Additionally, we have cash commitments to fund MGM Osaka relating to the development of an integrated resort in Osaka, Japan of JPY428 billion, which represents our approximate 43.5% equity share (our estimated ownership percentage of MGM Osaka subsequent to subscribed minority equity interest funding). We expect to fund the estimated remaining amount of approximately JPY356.9 billion (approximately $2.3 billion as of December 31, 2025) on a quarterly basis through 2028, of which a portion we expect to fund in 2026 with the proceeds from the senior secured yen credit facility. Project costs may increase due primarily to inflation, which increases may be offset by cost mitigation efforts and funded by additional financing. Refer to Note 12 to the accompanying consolidated financial statements for further discussion regarding our commitments and guarantees.

We also expect to continue to repurchase shares pursuant to our share repurchase plans. Subsequent to December 31, 2025, we repurchased approximately 2 million shares of our common stock for an aggregate amount of $89 million, excluding excise tax. Repurchased shares were retired.

For additional information related to our long-term obligations, refer to the maturities of long-term debt table in Note 9, the lease liability maturity table in Note 11, and the discussion regarding commitments and contingencies in Note 12.

Principal Debt Arrangements

See Note 9 to the accompanying consolidated financial statements for information regarding our debt agreements.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. To prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, we must make estimates and assumptions that affect the amounts reported in the consolidated financial statements. We regularly evaluate these estimates and assumptions, particularly in areas we consider to be critical accounting estimates, where the estimates and assumptions involve both a significant level of estimation uncertainty due to the levels of subjectivity and judgment necessary to account for the matters or the susceptibility of such matters to change is high and also have had or are reasonably likely to have a material effect on our financial condition or results of operations. However, by their nature, judgments are subject to an inherent degree of uncertainty and therefore actual results can differ from our estimates.

Loss Reserve for Casino Receivables

Marker play represents a significant portion of the table games volume. We maintain strict controls over the issuance of markers by assessing patrons' credit worthiness prior to issuing credit and we aggressively pursue collection from our customers who fail to pay their marker balances timely. These collection efforts include the mailing of statements and delinquency notices, personal contacts, the use of outside collection agencies, and civil litigation. Markers are generally legally enforceable instruments in the United States and Macau. Markers are not legally enforceable instruments in some foreign countries, but the United States assets of foreign customers may be reached to satisfy judgments entered in the United States. We consider the likelihood and difficulty of enforceability, among other factors, when we issue credit to customers at our domestic properties who are not residents of the United States.

We regularly evaluate our reserve for credit losses for casino receivables, which involves judgments and assumptions about realizability including the age of the account, the customer's current and expected future financial condition, collection history, current and expected future economic conditions in various geographies, and business conditions.

The following table shows key statistics related to our casino receivables:

	December 31,	
	2025	2024
	(In thousands)	
Casino receivables	$ 718,117	$ 603,307
Loss reserve for casino accounts receivable	129,289	121,282
Loss reserve as a percentage of casino accounts receivable	18 %	20 %

Because individual customer account balances can be significant, the loss reserve and credit losses can change significantly between periods, as information about a certain customer becomes known or as changes in economic conditions occur. At December 31, 2025, a 100 basis point change in the loss reserve as a percentage of casino receivables would change income before income taxes by $7 million.

Fixed Asset Capitalization

Property and equipment are stated at cost. A significant amount of our property and equipment was acquired through business combinations and was therefore recognized at fair value at the acquisition date. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are expensed as incurred. When we construct assets, we capitalize direct costs of the project, including fees paid to architects and contractors, property taxes, and certain costs of our design and construction subsidiaries.

We must make estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense, or a capital asset is a matter of judgment. When constructing or purchasing assets, we must determine whether existing assets are being replaced or otherwise impaired, which also may be a matter of judgment. In addition, our depreciation expense is highly dependent on the assumptions we make about our assets' estimated useful lives. We determine the estimated useful lives based on our experience with similar assets, engineering studies, and our estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, we account for the change prospectively.

Impairment of Long-lived Assets, Goodwill, and Indefinite-lived Intangible Assets

We evaluate our property and equipment and other long-lived assets for impairment based on our classification as held for sale or to be held and used. Several criteria must be met before an asset is classified as held for sale, including that management with the appropriate authority commits to a plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. For assets classified as held for sale, we recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, we review for impairment whenever indicators of impairment exist. We then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is recorded based on the fair value of the asset. For operating assets, fair value is typically measured using a discounted cash flow model whereby future cash flows are discounted using a weighted average cost of capital, developed using a standard capital asset pricing model, based on guideline companies in our industry. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be held for sale or assets to be held and used, are recorded as operating expenses.

There are several estimates, assumptions and decisions in measuring impairments of long-lived assets. First, management must determine the usage of the asset. To the extent management decides that an asset will be sold, it is more likely that an impairment may be recognized. Assets must be tested at the lowest level for which identifiable cash flows exist. This means that some assets must be grouped, and management has some discretion in the grouping of assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates.

On a quarterly basis, we review our major long-lived assets to determine if events have occurred or circumstances exist that indicate a potential impairment. Potential factors which could trigger an impairment include underperformance compared to historical or projected operating results, negative industry or economic factors, significant changes to our operating environment, or changes in intended use of the asset group. We estimate future cash flows using our internal budgets and probability weight cash flows in certain circumstances to consider alternative outcomes associated with recoverability of the asset group, including potential sale. Historically, undiscounted cash flows of our significant operating asset groups have exceeded their carrying values by a substantial margin.

We review goodwill and indefinite-lived intangible assets at least annually and between annual test dates in certain circumstances. We perform our annual impairment tests in the fourth quarter of each fiscal year. For our 2025 annual impairment tests, we either utilized the option to perform a qualitative ("step zero") analysis and concluded it was more likely than not that fair value exceeded carrying value or we elected to perform a quantitative analysis and fair value exceeded carrying value by a substantial margin.

The value of our Empire City reporting unit has been dependent upon us obtaining a commercial gaming license and the timing thereof, as well as other assumptions related to constructing and operating a commercial gaming facility. In the third quarter of 2025, the competitive and economic assumptions underpinning our return expectations on our investment in a commercial gaming facility changed, which led us to determine we would withdraw our application for a commercial gaming license for Empire City. Accordingly, we performed an interim impairment test of the goodwill related to the Empire City reporting unit using a discounted cash flow model to estimate fair value. As a result of the decrease in forecasted cash flows, the carrying value of Empire City exceeded its fair value. As such, we recorded an impairment of the full amount of the Empire City reporting unit's goodwill of $256 million.

Additionally, in the fourth quarter of 2025, we performed a quantitative analysis for two reporting units within the MGM Digital segment. One reporting unit had fair value that exceeded carrying value by 7% and for which the goodwill allocated is $341 million and another reporting unit, Push Gaming, had a $23 million goodwill impairment charge and for which the remaining goodwill allocated is $113 million.

Management makes significant judgments and estimates as part of these analyses. In particular, future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If future operating results do not meet current expectations due to significant negative trends, changes in our business strategy, disruptions to our business, slower growth rates, or lack of growth, it may cause carrying values to exceed their fair values in future periods, potentially resulting in an impairment charge. In addition, the determination of multiples, capitalization rates, and the discount rates used in the impairment tests are highly judgmental and dependent in large part on expectations of future market conditions or events outside of our control.

See Note 2 and Note 7 to the accompanying consolidated financial statements for further discussion of goodwill and other intangible assets.

Income Taxes

We are subject to income taxes in the U.S. federal jurisdiction, various state and local jurisdictions, and foreign jurisdictions. The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws.

We recognize deferred tax assets and liabilities related to net operating losses, tax credit carryforwards and temporary differences with future tax consequences. We reduce the carrying amount of deferred tax assets by a valuation allowance if it is more likely than not such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on such "more-likely-than-not" realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the scheduled reversal of deferred tax liabilities, the duration of statutory carryforward periods, and tax planning strategies.

We reassess the realization of deferred tax assets each reporting period. In the event we were to determine that it is more likely than not that we will be unable to realize all or part of our deferred tax assets in the future, we would increase the valuation allowance and recognize a corresponding charge to earnings or other comprehensive income in the period in which we make such a determination. Likewise, if we later determine that we are more likely than not to realize the deferred tax assets, we would reverse the applicable portion of the previously recognized valuation allowance. In order for us to realize our deferred tax assets, we must be able to generate sufficient taxable income in the jurisdictions in which the deferred tax assets are located.

Furthermore, we are subject to routine corporate income tax audits in many of these jurisdictions. We believe that positions taken on our tax returns are fully supported, but tax authorities may challenge these positions, which may not be fully sustained on examination by the relevant tax authorities. Accordingly, our income tax provision includes amounts intended to satisfy assessments that may result from these challenges. Determining the income tax provision for these potential assessments and recording the related effects requires management judgments and estimates. The amounts ultimately paid on resolution of an audit could be materially different from the amounts previously included in our income tax provision and, therefore, could have a material impact on our income tax provision, net income and cash flows.

Refer to Note 10 in the accompanying consolidated financial statements for further discussion relating to income taxes.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Our primary market exposures are to fluctuations in interest rates, foreign currency exchange rates, and equity market trading prices.

Interest rate risk. We are subject to interest rate risk associated with our variable rate long-term debt. We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed rate borrowings and short-term borrowings under our bank credit facilities. A change in interest rates generally does not have an impact upon our future earnings and cash flow for fixed-rate debt instruments. As fixed-rate debt matures, however, and if additional debt is acquired to fund the debt repayment, future earnings and cash flow may be affected by changes in interest rates. This effect would be realized in the periods subsequent to the periods when the debt matures.

As of December 31, 2025, variable rate borrowings represented approximately 13% of our total borrowings. The following table provides additional information about our gross long-term debt subject to changes in interest rates:

	Debt maturing in							Fair Value December 31, 2025
	2026	2027	2028	2029	2030	Thereafter	Total	
	(In millions except interest rates)							
Fixed-rate	$ 1,150	$ 1,425	$ 750	$ 850	$ —	$ 1,250	$ 5,425	$ 5,492
Average interest rate	5.4 %	5.1 %	4.8 %	6.1 %	N/A	6.8 %	5.7 %	
Variable rate	$ —	$ —	$ —	$ —	$ 835	$ —	$ 835	$ 835
Average interest rate	N/A	N/A	N/A	N/A	4.9 %	N/A	4.9 %	

Foreign currency risk. Our worldwide operations are conducted in multiple foreign currencies, but we report our financial results in U.S. dollars. We manage the foreign currency risk through normal operating activities and, when deemed appropriate, through the use of derivative instruments or foreign currency denominated debt. We do not enter into derivative instruments for trading or speculative purposes.

MGM China holds U.S. dollar denominated debt, which may cause foreign currency transaction losses. The Macau pataca is pegged to the Hong Kong dollar and the Hong Kong dollar is pegged to the U.S. dollar, however, the current peg rates may not remain at the same level and possible changes to the peg rates may result in severe fluctuations in the exchange rate thereof. While recent fluctuations in exchange rates have not been significant, potential changes in policy by governments or fluctuations in the economies of the United States, China, Macau or Hong Kong could cause variability in these exchange rates. As of December 31, 2025, a 1% adverse change in the exchange rate would result in a foreign currency transaction loss of $20 million.

We have intercompany debt that is denominated in currencies other than the subsidiaries' functional currency, which may cause foreign currency transaction losses that do not eliminate in consolidation. As of December 31, 2025, a 10% adverse change in the exchange rate would result in a foreign currency transaction loss of $220 million.

We have commitments to fund MGM Osaka, which are denominated in Japanese yen, of JPY356.9 billion (approximately $2.3 billion) as of December 31, 2025. As of December 31, 2025, a 10% adverse change in the exchange rate would result in a $228 million increase in the funding commitment. To manage this exchange rate risk, we hold forward currency exchange contracts with a notional amount of JPY154.3 billion and a senior secured yen credit facility, which consists of a JPY54.2 billion term loan A facility with an option to increase the amount of the facility to JPY67.8 billion, each as of December 31, 2025.

The forward contracts and senior secured yen credit facility are denominated in Japanese yen, which may cause foreign currency transaction losses. As of December 31, 2025, a 10% adverse change in the exchange rate would result in a foreign currency transaction loss of approximately $109 million and $35 million for the forward contracts and the senior secured yen credit facility, respectively.

Equity price risk. We have investments in equity securities of publicly traded companies that are subject to equity price volatility. As of December 31, 2025, a 10% adverse change in the quoted market prices would result in an impact to earnings of $35 million.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Statements:

Financial statement schedules have been omitted because they are not applicable, or the required information is included in the consolidated financial statements or the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of MGM Resorts International

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of MGM Resorts International and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 11, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada
February 11, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of MGM Resorts International

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MGM Resorts International and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill – A Reporting Unit in the MGM Digital Segment — Refer to Notes 2 and 7 to the financial statements

Critical Audit Matter Description

The Company's evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. The Company used the discounted cash flow model to estimate fair value, which requires management to make significant estimates and assumptions related to expected cash flows and projected financial results, including forecasted revenues and expenses (collectively the "forecast"), as well as the selection of discount rates. Changes in these assumptions could have a significant impact on either the fair value, the amount of any goodwill impairment charge, or both. The goodwill balance for one of the reporting units in the MGM Digital segment was $341 million as of December 31, 2025. The fair value of this reporting unit exceeded its carrying value by a 7% margin as of the measurement date and, therefore, no impairment was recognized.

The Company's fair value determination for the reporting unit required management to make significant estimates and assumptions for the discount rate and the forecast. Therefore, performing audit procedures to evaluate the reasonableness of management's estimates and assumptions required a high degree of auditor judgment and an increased extent of effort, including the involvement of our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecast and selection of the discount rate used by management to estimate the fair value of this reporting unit in the MGM Digital segment included the following, among others:

- We tested the effectiveness of controls over determining the fair value of the reporting unit, including those over management's forecast and the selection of the discount rate.

- We evaluated management's ability to accurately forecast revenues and expenses by comparing actual results to management's historical forecasts.

- We evaluated the assumptions and estimates included in the forecast by:

  – Comparing the forecast to information included in the Company's communications, industry reports, and analyst reports for the Company and certain of its peer companies;

  – Comparing the forecast to historical financial results;

  – Conducting inquiries with management; and

  – Evaluating whether the forecast was consistent with evidence obtained in other areas of the audit.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate by:

  – Testing the market-based source information underlying the determination of the discount rates and the mathematical accuracy of the discount rate calculations; and

  – Developing a range of independent estimates and comparing it to the discount rate selected by management.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada
February 11, 2026

We have served as the Company's auditor since 2002.

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,	
	2025	**2024**
ASSETS		
Current assets		
Cash and cash equivalents	$ 2,062,994	$ 2,415,532
Accounts receivable, net	1,122,940	1,071,412
Inventories	124,535	140,559
Income tax receivable	220,154	257,514
Prepaid expenses and other	486,419	478,582
Assets held for sale	315,382	—
Total current assets	4,332,424	4,363,599
Property and equipment, net	6,305,614	6,196,159
Investments in and advances to unconsolidated affiliates	536,066	380,626
Goodwill	4,901,960	5,145,004
Other intangible assets, net	1,356,676	1,715,381
Operating lease right-of-use assets, net	23,002,707	23,532,287
Deferred income taxes	89,792	39,591
Other long-term assets, net	848,547	858,980
	$ 41,373,786	$ 42,231,627
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts and construction payable	$ 421,502	$ 412,662
Accrued interest on long-term debt	71,845	69,916
Other accrued liabilities	2,993,179	2,869,105
Liabilities related to assets held for sale	25,581	—
Total current liabilities	3,512,107	3,351,683
Deferred income taxes	2,617,067	2,811,663
Long-term debt, net	6,230,141	6,362,098
Operating lease liabilities	24,962,742	25,076,139
Other long-term obligations	775,411	910,088
Total liabilities	38,097,468	38,511,671
Commitments and contingencies (Note 12)		
Redeemable noncontrolling interests	21,777	34,805
Stockholders' equity		
Common stock, $0.01 par value: authorized 1,000,000,000 shares, issued and outstanding 258,323,143 and 294,374,189 shares	2,583	2,944
Capital in excess of par value	—	—
Retained earnings	2,106,836	3,081,753
Accumulated other comprehensive income (loss)	320,498	(61,216)
Total MGM Resorts International stockholders' equity	2,429,917	3,023,481
Noncontrolling interests	824,624	661,670
Total stockholders' equity	3,254,541	3,685,151
	$ 41,373,786	$ 42,231,627

The accompanying notes are an integral part of these consolidated financial statements.

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

		Year Ended December 31,	
	2025	**2024**	**2023**
Revenues			
Casino	$ 9,450,887	$ 8,785,649	$ 8,087,917
Rooms	3,377,400	3,681,617	3,500,926
Food and beverage	3,045,965	3,078,731	2,891,483
Entertainment, retail and other	1,663,431	1,694,548	1,683,923
	17,537,683	17,240,545	16,164,249
Expenses			
Casino	5,340,097	4,958,020	4,316,547
Rooms	1,101,061	1,119,108	1,017,650
Food and beverage	2,262,434	2,253,031	2,153,795
Entertainment, retail and other	1,043,960	1,063,382	1,065,570
General and administrative	4,877,538	4,825,313	4,700,657
Corporate expense	556,952	520,197	512,399
Preopening and start-up expenses	1,086	7,972	415
Property transactions, net	126,036	81,316	(370,513)
Goodwill impairment	278,927	—	—
Depreciation and amortization	1,017,794	831,097	814,128
	16,605,885	15,659,436	14,210,648
Income (loss) from unconsolidated affiliates	69,982	(90,653)	(62,104)
Operating income	1,001,780	1,490,456	1,891,497
Non-operating income (expense)			
Interest expense, net of amounts capitalized	(419,042)	(443,230)	(460,293)
Non-operating items from unconsolidated affiliates	1,135	(734)	(1,032)
Other, net	(303,094)	70,573	42,591
	(721,001)	(373,391)	(418,734)
Income before income taxes	280,779	1,117,065	1,472,763
Benefit (provision) for income taxes	240,093	(52,457)	(157,839)
Net income	520,872	1,064,608	1,314,924
Less: Net income attributable to noncontrolling interests	(315,010)	(318,050)	(172,744)
Net income attributable to MGM Resorts International	$ 205,862	$ 746,558	$ 1,142,180
Earnings per share			
Basic	$ 0.77	$ 2.42	$ 3.22
Diluted	$ 0.76	$ 2.40	$ 3.19
Weighted average common shares outstanding			
Basic	275,046	307,408	354,926
Diluted	277,275	310,232	358,627

The accompanying notes are an integral part of these consolidated financial statements.

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income	$ 520,872	$ 1,064,608	$ 1,314,924
Other comprehensive income, net of tax:			
Foreign currency translation	380,857	(201,594)	109,278
Other	—	—	936
Other comprehensive income (loss)	380,857	(201,594)	110,214
Comprehensive income	901,729	863,014	1,425,138
Less: Comprehensive income attributable to noncontrolling interests	(314,153)	(321,568)	(172,562)
Comprehensive income attributable to MGM Resorts International	$ 587,576	$ 541,446	$ 1,252,576

The accompanying notes are an integral part of these consolidated financial statements.

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities			
Net income	$ 520,872	$ 1,064,608	$ 1,314,924
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,017,794	831,097	814,128
Amortization of debt discounts and issuance costs	26,679	27,227	27,844
Loss on extinguishment of debt	—	7,087	—
Provision for credit losses	61,127	61,089	48,984
Stock-based compensation	90,471	80,224	73,607
Property transactions, net	126,036	81,316	(370,513)
Goodwill impairment	278,927	—	—
Foreign currency transaction loss (gain)	288,002	(128,588)	106,428
Noncash lease expense	509,098	515,403	516,120
Other investment losses	22,421	32,237	1,112
Loss (income) from unconsolidated affiliates	(71,117)	91,387	63,136
Distributions from unconsolidated affiliates	17,153	21,929	20,121
Deferred income taxes	(245,564)	(85,116)	(117,278)
Change in operating assets and liabilities:			
Accounts receivable	(90,115)	(157,662)	(132,288)
Inventories	15,679	1,275	(15,524)
Income taxes receivable and payable, net	47,645	(132,842)	(58,493)
Prepaid expenses and other	4,453	35,062	(50,875)
Accounts payable and accrued liabilities	(82,374)	(107,395)	410,131
Other	(7,809)	124,157	39,213
Net cash provided by operating activities	2,529,378	2,362,495	2,690,777
Cash flows from investing activities			
Capital expenditures	(1,068,927)	(1,150,589)	(931,813)
Dispositions of property and equipment	7,113	13,179	5,431
Proceeds from sale of operating resorts	—	—	460,392
Proceeds from repayment of principal on note receivable	—	—	152,518
Acquisitions, net of cash acquired	—	(113,882)	(122,058)
Investments in unconsolidated affiliates	(237,759)	(182,078)	(161,040)
Distributions from unconsolidated affiliates	207,272	2,324	8,342
Investments and other	(48,488)	147,883	(125,947)
Net cash used in investing activities	(1,140,789)	(1,283,163)	(714,175)
Cash flows from financing activities			
Net borrowings (repayments) of debt – maturities of 90 days or less	6,607	104,416	(1,097,306)
Issuance of long-term debt	353,778	2,100,000	—
Repayment of long-term debt	(500,000)	(2,175,000)	(1,285,600)
Debt issuance costs	(40,839)	(38,318)	(21,535)
Distributions to noncontrolling interest owners	(169,235)	(188,567)	(177,093)
Repurchases of common stock	(1,228,272)	(1,357,890)	(2,291,917)
Other	(153,133)	(8,922)	(131,180)
Net cash used in financing activities	(1,731,094)	(1,564,281)	(5,004,631)
Effect of exchange rate on cash, cash equivalents, and restricted cash	4,410	(26,883)	(19,401)
Change in cash and cash equivalents classified as assets held for sale	(14,605)	—	25,938
Cash, cash equivalents, and restricted cash			
Net change for the period	(352,700)	(511,832)	(3,021,492)
Balance, beginning of period	2,503,064	3,014,896	6,036,388
Balance, end of period	$ 2,150,364	$ 2,503,064	$ 3,014,896
Supplemental cash flow disclosures			
Interest paid, net of amounts capitalized	$ 389,128	$ 406,260	$ 452,160
Non-cash investing and financing activities			
MGM Grand Paradise gaming concession intangible asset	$ —	$ —	$ 226,083
MGM Grand Paradise gaming concession payment obligation	—	—	226,083

The accompanying notes are an integral part of these consolidated financial statements.

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years ended December 31, 2025, 2024 and 2023
(In thousands)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total MGM Resorts International Stockholders' Equity	Noncontrolling Interests	Total Stockholders' Equity
	Shares	Par Value						
Balances, January 1, 2023	379,088	$ 3,791	$ —	$4,794,239	$ 33,499	$ 4,831,529	$ 378,594	$ 5,210,123
Net income	—	—	—	1,142,180	—	1,142,180	172,131	1,314,311
Currency translation adjustment	—	—	—	—	109,461	109,461	(183)	109,278
Stock-based compensation	—	—	70,775	—	—	70,775	2,676	73,451
Issuance of common stock pursuant to stock-based compensation awards	1,787	18	(22,529)	(9,318)	—	(31,829)	—	(31,829)
Distributions to noncontrolling interest owners	—	—	—	—	—	—	(29,566)	(29,566)
Issuance of restricted stock units	—	—	1,701	—	—	1,701	—	1,701
Repurchases of common stock	(54,325)	(543)	(50,332)	(2,263,093)	—	(2,313,968)	—	(2,313,968)
Adjustment of redeemable noncontrolling interest to redemption value	—	—	2,129	—	—	2,129	—	2,129
Other	—	—	(1,744)	—	936	(808)	(677)	(1,485)
Balances, December 31, 2023	326,550	3,266	—	3,664,008	143,896	3,811,170	522,975	4,334,145
Net income	—	—	—	746,558	—	746,558	317,392	1,063,950
Currency translation adjustment	—	—	—	—	(205,112)	(205,112)	3,518	(201,594)
Stock-based compensation	—	—	76,785	—	—	76,785	2,923	79,708
Issuance of common stock pursuant to stock-based compensation awards	1,282	12	(21,631)	—	—	(21,619)	—	(21,619)
Distributions to noncontrolling interest owners	—	—	—	—	—	—	(187,062)	(187,062)
Repurchases of common stock	(33,458)	(334)	(42,062)	(1,328,492)	—	(1,370,888)	—	(1,370,888)
Adjustment of redeemable noncontrolling interest to redemption value	—	—	(2,585)	(321)	—	(2,906)	—	(2,906)
Other	—	—	(10,507)	—	—	(10,507)	1,924	(8,583)
Balances, December 31, 2024	294,374	2,944	—	3,081,753	(61,216)	3,023,481	661,670	3,685,151
Net income	—	—	—	205,862	—	205,862	320,081	525,943
Currency translation adjustment	—	—	—	—	381,714	381,714	(857)	380,857
Stock-based compensation	—	—	86,438	—	—	86,438	3,034	89,472
Issuance of common stock pursuant to stock-based compensation awards	1,423	14	(21,021)	—	—	(21,007)	—	(21,007)
Distributions to noncontrolling interest owners	—	—	—	—	—	—	(163,056)	(163,056)
Repurchases of common stock	(37,474)	(375)	(45,753)	(1,180,819)	—	(1,226,947)	—	(1,226,947)
Adjustment of redeemable noncontrolling interest to redemption value	—	—	5,188	40	—	5,228	—	5,228
Other	—	—	(24,852)	—	—	(24,852)	3,752	(21,100)
Balances, December 31, 2025	258,323	$ 2,583	$ —	$2,106,836	$ 320,498	$ 2,429,917	$ 824,624	$ 3,254,541

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1 — ORGANIZATION

Organization. MGM Resorts International, a Delaware corporation, (together with its consolidated subsidiaries, unless otherwise indicated or unless the context requires otherwise, the "Company") is a global gaming and entertainment company with domestic and international locations featuring hotels and casinos, convention, dining, and retail offerings, and sports betting and online gaming operations.

As of December 31, 2025, the Company's domestic casino resorts include the following integrated casino, hotel and entertainment resorts in Las Vegas, Nevada: Aria (including Vdara), Bellagio, The Cosmopolitan of Las Vegas ("The Cosmopolitan"), MGM Grand Las Vegas (including The Signature), Mandalay Bay (including W Las Vegas and Four Seasons), Luxor, New York-New York, Park MGM (including The Reserve at Park MGM), and Excalibur. The Company also operates MGM Grand Detroit in Detroit, Michigan, MGM National Harbor in Prince George's County, Maryland, MGM Springfield in Springfield, Massachusetts, Borgata in Atlantic City, New Jersey, Empire City in Yonkers, New York, MGM Northfield Park in Northfield Park, Ohio, and Beau Rivage in Biloxi, Mississippi. Additionally, the Company operates The Park, a dining and entertainment district located between New York-New York and Park MGM. The Company leases the real estate assets of its domestic properties pursuant to triple net lease agreements, as further discussed in Note 11.

As of December 31, 2025, the Company has an approximate 56% controlling interest in MGM China Holdings Limited (together with its subsidiaries, "MGM China"), which owns MGM Grand Paradise, S.A. ("MGM Grand Paradise"). MGM Grand Paradise owns and operates MGM Macau and MGM Cotai, two integrated casino, hotel and entertainment resorts in Macau, as well as the related gaming concession and land concessions.

The Company also owns LV Lion Holding Limited (together with its subsidiaries, "LeoVegas"), a consolidated subsidiary that has global online gaming operations headquartered in Sweden and Malta. Additionally, the Company has a 50% ownership interest in BetMGM, LLC ("BetMGM North America Venture"), an unconsolidated affiliate, which provides online sports betting and gaming in certain jurisdictions in North America. The Company also has a 50% ownership interest in MGM Osaka Corporation ("MGM Osaka"), an unconsolidated affiliate, which is developing an integrated resort in Osaka, Japan.

Reportable segments. The Company has four reportable segments: Las Vegas Strip Resorts, Regional Operations, MGM China, and MGM Digital. See Note 17 for additional information about the Company's segments.

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation. The Company evaluates entities for which control is achieved through means other than voting rights to determine if it is the primary beneficiary of a variable interest entity ("VIE"). The Company consolidates its investment in a VIE when it determines that it is its primary beneficiary. Bellagio REIT Venture (as defined in Note 11) and MGM Osaka are VIEs in which the Company is not the primary beneficiary because it does not have power on its own to direct the activities that could potentially be significant to the ventures and, accordingly, does not consolidate the ventures. The Company may change its original assessment of a VIE upon subsequent events such as the modification of contractual arrangements that affect the characteristics or adequacy of the entity's equity investments at risk and the disposition of all or a portion of an interest held by the primary beneficiary. The Company performs this analysis on an ongoing basis.

For entities determined not to be a VIE, the Company consolidates such entities in which the Company owns 100% of the equity. For entities in which the Company owns less than 100% of the equity interest, the Company consolidates the entity under the voting interest model if it has a controlling financial interest based upon the terms of the respective entities' ownership agreements, such as MGM China. For these entities, the Company records a noncontrolling interest in the consolidated balance sheets and all intercompany balances and transactions are eliminated in consolidation. If the entity does not qualify for consolidation under the voting interest model and the Company has significant influence over the operating and financial decisions of the entity, the Company generally accounts for the entity under the equity method, such as BetMGM North America Venture, which does not qualify for consolidation as the Company has joint control, given the entity is structured with substantive participating rights whereby both owners participate in the decision making process, which prevents the Company from exerting a controlling financial interest in such entity, as defined in Accounting Standards Codification ("ASC") 810. For entities over which the Company does not have significant influence, the Company accounts for its equity investment under ASC 321.

Management's use of estimates. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. These principles require the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value measurements. Fair value measurements affect the Company's accounting and impairment assessments of its long-lived assets, investments in unconsolidated affiliates or equity interests, assets acquired, and liabilities assumed in an acquisition, and goodwill and other intangible assets. Fair value measurements also affect the Company's accounting for certain of its financial assets and liabilities. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured according to a hierarchy that includes: Level 1 inputs, such as quoted prices in an active market; Level 2 inputs, which are quoted prices for identical or comparable instruments or pricing using observable market data; or Level 3 inputs, which are unobservable inputs. The Company used the following inputs in its fair value measurements:

- Level 1 inputs when measuring its equity investments recorded at fair value;
- Level 2 inputs for its long-term debt fair value disclosures. See Note 9;
- Level 2 inputs for its derivatives;
- Level 1 and Level 2 inputs for its debt investments;
- Level 1, Level 2, and Level 3 inputs when assessing the fair value of assets acquired and liabilities assumed in acquisitions. See Note 4; and
- Level 3 inputs when measuring the fair value of reporting units. See Note 7.

Equity investments. Fair value is measured based upon trading prices on the applicable securities exchange for equity investments for which the Company has elected the fair value option of ASC 825, and equity investments accounted for under ASC 321 that have a readily determinable fair value. The fair value of these investments was $355 million and $388 million as of December 31, 2025 and 2024, respectively, and is reflected within "Other long-term assets, net" on the consolidated balance sheets. Gains and losses on equity investments are recorded in "Other, net" in the statements of operations. For the years ended December 31, 2025, 2024 and 2023, the Company recorded a net loss on its equity investments of $33 million, $47 million, and $26 million, respectively.

Derivatives. The Company uses derivatives that are not designated for hedge accounting. The changes in fair value of these derivatives are recorded within "Other, net" in the statements of operations and within "Other" in operating activities in the statements of cash flows. The balance sheet classification of the derivatives in a current liability position are within "Other accrued liabilities," a long-term liability position are within "Other long-term obligations," a current asset position are within "Prepaid expenses and other," and a long-term asset position are within "Other long-term assets, net."

As of December 31, 2025, the Company has forward currency exchange contracts to manage its exposure to changes in foreign currency exchange rates. As of December 31, 2025, the fair value of derivatives classified as liabilities were $88 million, with $69 million in current liabilities and $19 million in long-term liabilities. As of December 31, 2024, the fair value of derivatives classified as liabilities were $96 million, with $57 million in current liabilities and $39 million in long-term liabilities.

For the years ended December 31, 2025 and 2024, the Company recorded a net loss on its derivatives of $35 million and $116 million, respectively.

Debt investments. The Company's investments in debt securities are classified as trading securities and recorded at fair value. Gains and losses are recorded in "Other, net" in the statements of operations. Debt securities are considered cash equivalents if the criteria for such classification is met or otherwise classified as short-term investments within "Prepaid expenses and other" since the investment of cash is available for current operations.

The following table presents information regarding the Company's debt investments:

	Fair value level	December 31, 2025	December 31, 2024
		(In thousands)	
Cash and cash equivalents:			
Money market funds	Level 1	$ 158,564	$ 52,794
Cash and cash equivalents		158,564	52,794
Short-term investments:			
U.S. government securities	Level 1	62,267	19,075
Corporate bonds	Level 2	135,211	171,117
Asset backed securities	Level 2	12,681	9,960
Short-term investments		210,159	200,152
Total debt investments		$ 368,723	$ 252,946

Cash and cash equivalents. Cash and cash equivalents consist of cash and highly liquid investments with effective maturities of 90 days or less at the date of purchase. The fair value of cash and cash equivalents approximates carrying value because of the short maturity of those instruments (Level 1).

Restricted cash. MGM China's pledged cash of $87 million for each of December 31, 2025 and 2024, securing the bank guarantees discussed in Note 12 is restricted in use and classified within "Other long-term assets, net." Such amounts plus "Cash and cash equivalents" on the consolidated balance sheets equal "Cash, cash equivalents, and restricted cash" on the consolidated statements of cash flows as of December 31, 2025 and 2024.

Accounts receivable and credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of casino receivables. The Company issues credit following assessments of creditworthiness. At December 31, 2025 and 2024, approximately 57% and 50%, respectively, of the Company's gross accounts receivable related to casino receivables.

Accounts receivable are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated loss reserve is maintained to reduce the Company's receivables to their net carrying amount, which approximates fair value. The loss reserve is estimated based on both a specific review of customer accounts as well as historical collection experience and current and expected future economic and business conditions. Management believes that as of December 31, 2025, no significant concentrations of credit risk existed for which a loss reserve had not already been recorded.

Inventories. Inventories consist primarily of food and beverage and retail merchandise, and are stated at the lower of cost or net realizable value. Cost is determined primarily using the average cost method.

Property and equipment. Property and equipment are stated at cost. A significant amount of the Company's property and equipment was acquired through business combinations and therefore recognized at fair value at the acquisition date. Gains or losses on dispositions of property and equipment are included in the determination of income or loss. Maintenance costs are expensed as incurred.

Property and equipment are generally depreciated over the following estimated useful lives on a straight-line basis:

Building and improvements	15 to 40 years
Land improvements	10 to 20 years
Furniture and fixtures	3 to 20 years
Equipment	3 to 15 years

The Company evaluates its property and equipment and other long-lived assets for impairment based on its classification as held for sale or to be held and used. Several criteria must be met before an asset is classified as held for sale, including that management with the appropriate authority commits to a plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. For assets held for sale, the Company recognizes the asset at the lower of carrying value or fair market value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, the Company reviews for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the asset group, on an undiscounted basis, to the carrying value of the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets held for sale or assets to be held and used, are recorded as operating expenses.

In connection with the expiration of the MGM Grand Paradise gaming subconcession on December 31, 2022, the casino areas of MGM Cotai and MGM Macau reverted, free of charge and without any encumbrances, to the Macau government, which is now the legal owner of the reverted gaming assets. On January 1, 2023 and in connection with the commencement of the gaming concession, the gaming assets were temporarily transferred to MGM Grand Paradise for the duration of the gaming concession in return for annual payments as further discussed in Note 12. As the Company will continue to operate the gaming assets in the same manner as under the gaming subconcession, obtain substantially all of the economic benefits, and bear all of the risks arising from the use of assets for the economic life of the assets, the Company will continue to recognize the reverted gaming assets within "Property and equipment" and depreciate the assets over their remaining estimated useful lives.

Capitalized interest. The interest cost associated with major development and construction projects is capitalized and included in the cost of the project. When no debt is incurred specifically for a project, interest is capitalized on amounts expended on the project using the weighted average cost of the Company's outstanding borrowings. Capitalization of interest ceases when the project is substantially complete, or development activity is suspended for more than a brief period.

Investments in and advances to unconsolidated affiliates. The Company has investments in unconsolidated affiliates accounted for under the equity method. Under the equity method, carrying value is adjusted for the Company's share of the investees' earnings and losses, amortization of certain basis differences, as well as contributions to and distributions from these companies. Distributions in excess of equity method earnings are recognized as a return of investment and recorded as investing cash inflows in the consolidated statements of cash flows. The Company classifies operating income and losses as well as gains and impairments related to its investments in unconsolidated affiliates as a component of operating income or loss and classifies non-operating income or losses related to its investments in unconsolidated affiliates as a component of non-operating income or loss, as the Company's investments in such unconsolidated affiliates are an extension of the Company's core business operations.

The Company evaluates its investments in unconsolidated affiliates for impairment whenever events or changes in circumstances indicate that the carrying value of its investment may have experienced an other-than-temporary decline in value. If such conditions exist, the Company compares the estimated fair value of the investment to its carrying value to determine if an impairment is indicated and determines whether the impairment is "other-than-temporary" based on its assessment of all relevant factors, including consideration of the Company's intent and ability to retain its investment. The Company estimates fair value using a discounted cash flow analysis based on estimated future results of the investee and market indicators of terminal year capitalization rates, and a market approach that utilizes business enterprise value multiples based on a range of multiples from the Company's peer group.

Goodwill and other intangible assets. Goodwill represents the excess of purchase price over fair market value of net assets acquired in business combinations. Indefinite-lived intangibles consist of trademarks and certain of our gaming licenses. Goodwill and indefinite-lived intangible assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. The Company performs its annual impairment tests in the fourth quarter of each fiscal year. No material impairments were indicated or recorded as a result of the annual impairment review for goodwill and indefinite-lived intangible assets in 2025, 2024, and 2023. During the third quarter of 2025, the Company performed an interim impairment test of goodwill related to the Empire City reporting unit. See Note 7 for further discussion.

Accounting guidance provides entities the option to perform a qualitative assessment of goodwill and indefinite-lived intangible assets (commonly referred to as "step zero") in order to determine whether further impairment testing is necessary. In performing the step zero analysis the Company considers macroeconomic conditions, industry and market considerations, current and forecasted financial performance, entity-specific events, and changes in the composition or carrying amount of net assets of reporting units for goodwill. In addition, the Company takes into consideration the amount of excess of fair value over carrying value determined in the last quantitative analysis that was performed, as well as the period of time that has passed since the last quantitative analysis. If the step zero analysis indicates that it is more likely than not that the fair value is less than its carrying amount, the entity would proceed to a quantitative analysis.

Under the quantitative analysis, goodwill for relevant reporting units is tested for impairment using an income approach in which a discounted cash flow analysis is utilized based on the estimated future results of the Company's reporting units discounted using market discount rates and market indicators of terminal year capitalization rates, and a market approach that utilizes business enterprise value multiples based on a range of multiples from the Company's peer group. If the fair value of the reporting unit is less than its carrying value, an impairment charge is recognized equal to the difference. Under the quantitative analysis, license rights are tested for impairment using a discounted cash flow approach, and trademarks are tested for impairment using the relief-from-royalty method. If the fair value of an indefinite-lived intangible asset is less than its carrying amount, an impairment loss is recognized equal to the difference.

Other intangible assets that have a finite life, including gaming rights in certain jurisdictions where the nature or extent of the renewal process is uncertain, customer lists, and technology, are amortized on a straight-line basis over their estimated useful lives. The Company reviews the carrying amount of its amortizing intangible assets for possible impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. When testing for impairment, the Company compares the estimated undiscounted cash flows of the asset group to its carrying value. If the estimated undiscounted cash flows exceed the carrying value, no impairments are recorded. If the undiscounted cash flows do not exceed the carrying values, an impairment is recorded.

Note receivable. In February 2023, the secured note receivable related to the sale of Circus Circus Las Vegas and the adjacent land in December 2019 was repaid, prior to maturity, for $170 million, which approximated its carrying value on the date of repayment.

Accounts payable. As of December 31, 2025 and 2024, the Company had accrued $83 million and $109 million, respectively, for purchases of property and equipment within "Accounts and construction payable" on the consolidated balance sheets.

Revenue recognition. The Company's revenue from contracts with customers consists of casino wager transactions, hotel room sales, food and beverage transactions, entertainment shows, and retail transactions.

The transaction price for a casino wager is the difference between gaming wins and losses ("net win"). Discounts on markers and commissions rebated to players are recorded as a reduction of casino revenue. The Company accounts for casino revenue on a portfolio basis given the similar characteristics of wagers by recognizing net win per gaming day versus on an individual wager basis.

For casino wager transactions that include other goods and services provided by the Company to gaming patrons on a discretionary basis to incentivize gaming, the Company allocates revenue from the casino wager transaction to the good or service delivered based upon standalone selling price ("SSP"). Discretionary goods and services provided by the Company and supplied by third parties are recognized as an operating expense.

For casino wager transactions that include incentives earned by customers under the Company's loyalty programs, the Company allocates a portion of net win based upon the SSP of such incentive (less estimated breakage). This allocation is deferred and recognized as revenue when the customer redeems the incentive. When redeemed, revenue is recognized in the department that provides the goods or service. Redemption of loyalty incentives at third-party outlets are deducted from the loyalty liability and amounts owed are paid to the third party, with any discount received recorded as other revenue. After allocating revenue to other goods and services provided as part of casino wager transactions, the Company records the residual amount to casino revenue.

The transaction price of rooms, food and beverage, and retail contracts is the net amount collected from the customer for such goods and services. The transaction price for such contracts is recorded as revenue when the good or service is transferred to the customer over their stay at the hotel or when the delivery is made for the food & beverage and retail & other contracts. Sales and usage-based taxes are excluded from revenues. For some arrangements, the Company acts as an agent in that it arranges for another party to transfer goods and services and the Company is not the controlling entity, which primarily include certain of the Company's entertainment shows and, in certain jurisdictions, the Company's arrangement with BetMGM North America Venture for online sports betting and iGaming.

The Company also has other contracts that include multiple goods and services, such as packages that bundle food, beverage, or entertainment offerings with hotel stays and convention services. For such arrangements, the Company allocates revenue to each good or service based on its relative SSP. The Company primarily determines the SSP of rooms, food and beverage, entertainment, and retail goods and services based on the amount that the Company charges when sold separately in similar circumstances to similar customers.

Contract and Contract-Related Liabilities. There may be a difference between the timing of cash receipts from the customer and the recognition of revenue, resulting in a contract or contract-related liability. The Company generally has three types of liabilities related to contracts with customers: (1) outstanding chip liability, which represents the amounts owed in exchange for gaming chips held by a customer, (2) loyalty program obligations, which represents the deferred allocation of revenue relating to loyalty program incentives earned, and (3) customer advances and other, which is primarily funds deposited by customers before gaming play occurs ("casino front money") and advance payments on goods and services yet to be provided such as advance ticket sales and deposits on rooms and convention space or for unpaid wagers. These liabilities are generally expected to be recognized as revenue within one year of being purchased, earned, or deposited and are recorded within "Other accrued liabilities" on the consolidated balance sheets.

The following table summarizes the activity related to contract and contract-related liabilities:

	Outstanding Chip Liability		Loyalty Program		Customer Advances and Other	
	2025	2024	2025	2024	2025	2024
	(In thousands)					
Balance at January 1	$ 215,710	$ 211,606	$ 215,005	$ 201,973	$ 825,236	$ 766,226
Balance at December 31	204,020	215,710	216,579	215,005	860,126	825,236
Increase / (decrease)	$ (11,690)	$ 4,104	$ 1,574	$ 13,032	$ 34,890	$ 59,010

The December 31, 2025 balances exclude liabilities related to assets held for sale. See Note 4.

Revenue by source. The Company presents the revenue earned disaggregated by the type or nature of the good or service (casino, room, food and beverage, and entertainment, retail and other) and by relevant geographic region within Note 17.

Leases. The Company determines if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if there are identified assets and the right to control the use of an identified asset is conveyed for a period of time in exchange for consideration. Control over the use of the identified asset means the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

The Company classifies a lease with terms greater than twelve months as either operating or finance. At commencement, the right-of-use ("ROU") assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term. The initial measurement of ROU assets also includes any prepaid lease payments and are reduced by any previously accrued deferred rent. When available, such as for the Company's triple net operating leases for which the lessor has provided its implicit rate or provided the assumptions required for the Company to readily determine the rate implicit in the lease, the Company uses the rate implicit in the lease to discount lease payments to present value. However, for most of the Company's leases, such as its ground subleases and equipment leases, the Company cannot readily determine the implicit rate. Accordingly, the Company uses its incremental borrowing rate to discount the lease payments for such leases based on the information available at the commencement date. Lease terms include options to extend or terminate the lease when it is reasonably certain that such option will be exercised. The Company's triple net operating leases each contain renewal periods at the Company's option, each of which are not considered to be reasonably certain of being exercised. Many of the Company's leases include fixed rental escalation clauses that are factored into the determination of lease payments. For operating leases, lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term. For finance leases, the ROU asset depreciates on a straight-line basis over the shorter of the lease term or useful life of the ROU asset and the lease liability accretes interest based on the interest method using the discount rate determined at lease commencement. Refer to Note 11 for discussion of leases under which the Company is a lessee.

The Company is a lessor under certain other lease arrangements. Lease revenues earned by the Company from third parties are classified within the line item corresponding to the type or nature of the tenant's good or service. Lease revenues from third-party tenants include $72 million, $82 million and $78 million recorded within food and beverage revenue for 2025, 2024 and 2023, respectively, and $120 million, $117 million and $114 million recorded within entertainment, retail, and other revenue for the same such periods, respectively. Lease revenues from the rental of hotel rooms are recorded as rooms revenues within the consolidated statements of operations.

Advertising. The Company expenses advertising costs as incurred. Advertising expense that primarily relates to media placement costs and which is generally included in general and administrative expenses, was $398 million, $384 million and $299 million for 2025, 2024 and 2023, respectively.

Corporate expense. Corporate expense represents unallocated payroll, professional fees, and various other expenses not directly related to the Company's operations.

Preopening and start-up expenses. Preopening and start-up costs are expensed as incurred. Costs classified as preopening and start-up expenses include payroll, outside services, advertising, and other expenses related to new or start-up operations.

Property transactions, net. The Company classifies transactions such as write-downs and impairments, demolition costs, and normal gains and losses on the sale of assets as "Property transactions, net." See Note 16 for a detailed discussion of these amounts.

Redeemable noncontrolling interest. Noncontrolling interests with redemption features, such as put rights, that are not exclusively in the Company's control, are considered redeemable noncontrolling interests. Redeemable noncontrolling interests are presented outside of stockholders' equity within the mezzanine section of the consolidated balance sheets. The interests are initially accounted for at fair value and subsequently adjusted to the greater of the redemption value and carrying value (initial fair value adjusted for attributed net income (loss) and distributions, as applicable). The Company records such adjustments to retained earnings, to the extent available, with any residual amount applied against capital in excess of par value.

In 2023, the Company purchased $138 million of interests from its redeemable noncontrolling interest parties.

Earnings per share of common stock. The table below reconciles basic and diluted earnings per share of common stock. Diluted net income attributable to common stockholders includes adjustments for redeemable noncontrolling interests. Diluted weighted-average common and common equivalent shares include adjustments for potential dilution of stock-based awards outstanding under the Company's stock compensation plan. Antidilutive share-based awards excluded from the diluted earnings per share calculation are not material.

	Year Ended December 31,		
	2025	**2024**	**2023**
Numerator:	*(In thousands)*		
Net income attributable to MGM Resorts International	$ 205,862	$ 746,558	$ 1,142,180
Adjustment related to redeemable noncontrolling interests	5,228	(2,906)	2,128
Net income available to common stockholders - basic and diluted	$ 211,090	$ 743,652	$ 1,144,308
Denominator:			
Weighted-average common shares outstanding - basic	275,046	307,408	354,926
Potential dilution from stock-based awards	2,229	2,824	3,701
Weighted-average common and common equivalent shares - diluted	277,275	310,232	358,627

Currency translation. The Company translates the financial statements of foreign subsidiaries that are not denominated in U.S. dollars. Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments resulting from this process are recorded to other comprehensive income (loss). Foreign currency transaction gain or loss from remeasurements are recorded to other non-operating income (expense) as "Other, net" in the consolidated statements of operations. In 2025, 2024, and 2023, the Company recorded foreign currency transaction loss of $288 million, foreign currency transaction gain of $129 million, and foreign currency transaction loss of $106 million, respectively.

Accumulated other comprehensive income (loss). Comprehensive income (loss) includes net income (loss) and other comprehensive income (loss). Elements of the Company's accumulated other comprehensive income (loss) are reported in the consolidated statements of stockholders' equity.

Share repurchases. Shares repurchased pursuant to the Company's share repurchase plans are retired upon purchase. The cost of the repurchases in excess of the aggregate par value of the shares reduces capital in excess of par value, to the extent available, with any residual cost applied against retained earnings.

Recently adopted accounting standards. In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, "Improvements to Income Tax Disclosures," which requires public companies, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. The Company adopted ASU 2023-09 for the year ended December 31, 2025 and applied the new disclosure requirements prospectively to the current annual period. Refer to Note 10 for income tax disclosures.

Recently issued accounting standards. In November 2024, the FASB issued ASU 2024-03, "Disaggregation of Income Statement Expenses," which primarily requires disaggregation of specific expense categories in disclosures within the footnotes on an annual and interim basis. ASU 2024-03 is effective for the Company's annual period ending December 31, 2027 and interim periods thereafter. Early adoption is permitted. The Company is currently assessing the impact of adoption.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31,	
	2025	**2024**
	(In thousands)	
Casino	$ 718,117	$ 603,307
Hotel	339,556	335,128
Other	204,480	268,127
	1,262,153	1,206,562
Less: Loss reserves	(139,213)	(135,150)
	$ 1,122,940	$ 1,071,412

Loss reserves consisted of the following:

	Balance at Beginning of Period	**Expected Credit Losses**	**Write-offs, Net of Recoveries**	**Balance at End of Period**
Loss reserves:		*(In thousands)*		
Year Ended December 31, 2025	$ 135,150	$ 61,127	$ (57,064)	$ 139,213
Year Ended December 31, 2024	130,476	61,089	(56,415)	135,150
Year Ended December 31, 2023	$ 113,266	$ 48,984	$ (31,774)	$ 130,476

NOTE 4 — ACQUISITIONS AND DIVESTITURES

MGM Northfield Park sale. In October 2025, the Company entered into an agreement to sell the operations of MGM Northfield Park to private equity funds managed by Clairvest Group Inc. for $546 million in cash, subject to customary purchase price adjustments. Upon closing, the master lease between the Company and VICI Properties, Inc. ("VICI") will be amended to remove MGM Northfield Park and to reflect a $53 million reduction in annual cash rent, subject to a 2% escalator on May 1, 2026. The transaction is expected to close in the first half of 2026, subject to the receipt of regulatory approvals and other customary closing conditions.

The operations of MGM Northfield Park are not classified as discontinued operations because the Company concluded that the sale is not a strategic shift that has a major effect on the Company's operations or its financial results and it does not represent a major geographic segment or product line.

The major classes of assets and liabilities classified as held for sale as of December 31, 2025 are as follows:

		(In thousands)
Cash and cash equivalents	$	31,802
Accounts receivable, net		6,224
Inventories		302
Prepaid expenses and other		1,831
Property and equipment, net		28,980
Goodwill		17,915
Other intangible assets, net		228,000
Other long-term assets, net		328
Assets held for sale	$	315,382
Accounts payable	$	6,833
Other accrued liabilities		18,497
Other long-term obligations		251
Liabilities related to assets held for sale	$	25,581

Push Gaming acquisition. On August 31, 2023, LeoVegas acquired 86% of digital gaming developer, Push Gaming Holding Limited ("Push Gaming") for total consideration of $146 million, which was allocated to $126 million of goodwill and $40 million of amortizable intangible assets.

Gold Strike Tunica sale. On February 15, 2023, the Company completed the sale of the operations of Gold Strike Tunica to CNE Gaming Holdings, LLC, a subsidiary of Cherokee Nation Business, for cash consideration of $450 million, or $474 million, net of purchase price adjustments and transaction costs. At closing, the master lease between the Company and VICI was amended to remove Gold Strike Tunica and to reflect a $40 million reduction in annual cash rent. The Company recognized a $399 million gain recorded within "Property transactions, net." The gain reflects the net cash consideration less the net carrying value of the assets and liabilities derecognized of $75 million.

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,			
	2025		2024	
	(In thousands)			
Land	$	484,067	$	484,338
Building, building improvements, and land improvements		5,657,823		5,150,315
Furniture, fixtures, and equipment		5,660,313		5,300,400
Construction in progress		379,559		600,945
		12,181,762		11,535,998
Less: Accumulated depreciation		(6,113,009)		(5,644,484)
Finance lease ROU assets, net		236,861		304,645
	$	6,305,614	$	6,196,159

NOTE 6 — INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

Investments in and advances to unconsolidated affiliates were $536 million and $381 million as of December 31, 2025 and 2024, respectively. The Company's share of losses and distributions of BetMGM North America Venture in excess of its equity method investment balance was $160 million and $89 million as of December 31, 2025 and 2024, respectively, which is recorded within "Other accrued liabilities" on the consolidated balance sheets.

The Company recorded its share of income (loss) from unconsolidated affiliates as follows:

		Year Ended December 31,				
		2025		2024		2023
		(In thousands)				
Income (loss) from unconsolidated affiliates	$	69,982	$	(90,653)	$	(62,104)
Non-operating items from unconsolidated affiliates		1,135		(734)		(1,032)
	$	71,117	$	(91,387)	$	(63,136)

The following table summarizes the Company's share of operating income (loss) from unconsolidated affiliates:

		Year Ended December 31,				
		2025		2024		2023
		(In thousands)				
BetMGM North America Venture	$	59,634	$	(110,079)	$	(90,894)
Other		10,348		19,426		28,790
	$	69,982	$	(90,653)	$	(62,104)

BetMGM North America Venture. In 2025, the Company received $135 million in distributions from BetMGM North America Venture. In 2024 and 2023, the Company contributed $25 million and $50 million, respectively, to BetMGM North America Venture.

MGM Osaka. Refer to Note 12 for discussion on the Company's funding of MGM Osaka, which is recognized as contributions to MGM Osaka.

NOTE 7 — GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consisted of the following:

		December 31,		
		2025		2024
		(In thousands)		
Goodwill	$	4,901,960	$	5,145,004
Indefinite-lived intangible assets:				
Trademarks	$	598,977	$	749,399
Gaming rights and other		99,529		382,065
Total indefinite-lived intangible assets		698,506		1,131,464
Finite-lived intangible assets:				
Customer lists		291,657		296,600
Less: Accumulated amortization		(182,549)		(150,715)
		109,108		145,885
Gaming rights		348,043		339,248
Less: Accumulated amortization		(124,255)		(93,151)
		223,788		246,097
Technology and other		470,996		270,986
Less: Accumulated amortization		(145,722)		(79,051)
		325,274		191,935
Total finite-lived intangible assets, net		658,170		583,917
Total other intangible assets, net	$	1,356,676	$	1,715,381

Goodwill. A summary of changes in the Company's goodwill is as follows:

| | 2025 | | | | | |
	Balance at January 1	Acquisitions	Impairment	Reclassifications	Currency exchange	Balance at December 31
			(In thousands)			
Las Vegas Strip Resorts	$ 2,707,009	$ —	$ —	$ —	$ —	$ 2,707,009
Regional Operations	660,940	—	(256,133)	(17,915)	—	386,892
MGM China	1,356,625	—	—	—	(2,510)	1,354,115
MGM Digital	420,430	—	(22,794)	—	56,308	453,944
	$ 5,145,004	$ —	$ (278,927)	$ (17,915)	$ 53,798	$ 4,901,960

| | 2024 | | | | | |
	Balance at January 1	Acquisitions	Impairment	Reclassifications	Currency exchange	Balance at December 31
			(In thousands)			
Las Vegas Strip Resorts	$ 2,707,009	$ —	$ —	$ —	$ —	$ 2,707,009
Regional Operations	660,940	—	—	—	—	660,940
MGM China	1,349,356	—	—	—	7,269	1,356,625
MGM Digital	448,389	215	—	—	(28,174)	420,430
	$ 5,165,694	$ 215	$ —	$ —	$ (20,905)	$ 5,145,004

Refer to Note 4 for discussion on assets held for sale (reclassifications).

Empire City goodwill and gaming license impairment. The value of the Empire City reporting unit has been dependent upon the Company obtaining a commercial gaming license and the timing thereof, as well as other assumptions related to constructing and operating a commercial gaming facility. In the third quarter of 2025, the competitive and economic assumptions underpinning the Company's return expectations on its investment in a commercial gaming facility changed, which led the Company to determine it would withdraw its application for a commercial gaming license for Empire City. Accordingly, the Company performed an interim impairment test of the goodwill related to the Empire City reporting unit using a discounted cash flow model to estimate fair value. As a result of the decrease in forecasted cash flows, the carrying value of Empire City exceeded its fair value. As such, the Company recorded an impairment of the full amount of the Empire City reporting unit's goodwill of $256 million, which is reflected within Regional Operations above and presented in "Goodwill impairment" in the accompanying statements of operations. Additionally, the Company recorded an impairment of $52 million relating to Empire City's existing gaming license, presented in "Property transactions, net" in the accompanying statements of operations.

Amortization expense. Amortization expense related to intangible assets was $139 million, $119 million and $103 million for 2025, 2024, and 2023, respectively. As of December 31, 2025, estimated future amortization was as follows:

Years ending December 31,	*(In thousands)*
2026	$ 147,716
2027	127,799
2028	90,504
2029	68,682
2030	44,840
Thereafter	178,629
	$ 658,170

NOTE 8 — OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

	December 31,	
	2025	2024
	(In thousands)	
Contract and contract-related liabilities:		
Outstanding chip liability	$ 204,020	$ 215,710
Loyalty program obligations	216,579	215,005
Casino front money	334,159	324,956
Advance deposits and ticket sales	287,243	271,474
Unpaid wagers and other	238,724	228,806
Other accrued liabilities:		
Payroll and related	565,979	580,153
Taxes, other than income taxes	364,749	382,842
Operating lease liabilities - current *(Refer to Note 11)*	106,005	98,021
Finance lease liabilities - current *(Refer to Note 11)*	76,913	74,191
Other	598,808	477,947
	$ 2,993,179	$ 2,869,105

NOTE 9 — LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,	
	2025	2024
	(In thousands)	
Senior secured yen credit facility	$ 346,528	$ —
MGM China revolving credit facility	488,247	—
MGM China first revolving credit facility	—	477,567
5.25% MGM China senior notes, due 2025	—	500,000
5.875% MGM China senior notes, due 2026	750,000	750,000
4.625% senior notes, due 2026	400,000	400,000
5.5% senior notes, due 2027	675,000	675,000
4.75% MGM China senior notes, due 2027	750,000	750,000
4.75% senior notes, due 2028	750,000	750,000
6.125% senior notes, due 2029	850,000	850,000
7.125% MGM China senior notes, due 2031	500,000	500,000
6.5% senior notes, due 2032	750,000	750,000
7% debentures, due 2036	552	552
	6,260,327	6,403,119
Less: Unamortized discounts and debt issuance costs, net	(30,186)	(41,021)
	$ 6,230,141	$ 6,362,098

Debt due within one year of the applicable balance sheet date were classified as long-term as the Company had both the intent and ability to refinance the debt on a long-term basis.

Interest expense, net consisted of the following:

	Year Ended December 31,					
	2025		**2024**		**2023**	
	(In thousands)					
Total interest incurred	$	421,143	$	445,660	$	463,175
Interest capitalized		(2,101)		(2,430)		(2,882)
	$	419,042	$	443,230	$	460,293

Senior secured credit facility. In February 2024, the Company amended its revolving facility to increase the facility to $2.3 billion and extend the maturity date to February 2029. The revolving credit facility bears interest of SOFR plus a 0.1% SOFR adjustment plus 1.50% to 2.25% determined by reference to a rent adjusted total net leverage ratio pricing grid. At December 31, 2025, no amounts were drawn.

The Company's senior secured credit facility is guaranteed by each of the Company's existing direct and indirect wholly-owned material domestic restricted subsidiaries, subject to certain exclusions. The senior secured credit facility is secured by a pledge of the equity in certain of the Company's domestic operating properties. Mandatory prepayments will be required upon the occurrence of certain events, including sales of certain assets, subject to certain exceptions. The Company's senior secured credit facility also contains customary representations and warranties, events of default and positive and negative covenants. The Company was in compliance with its credit facility covenants at December 31, 2025.

Senior secured yen credit facility. In October 2025, the Company entered into a senior secured credit facility, which had consisted of a JPY45.2 billion term loan A facility with an option to increase the amount of the facility up to JPY67.8 billion. The option to increase the amount of the facility was partially exercised in November 2025, increasing the term loan A facility by JPY9.0 billion to JPY54.2 billion (approximately $347 million). The senior secured yen credit facility bears interest at a fluctuating rate per annum based on the Tokyo Interbank Offered Rate plus 1.75% until the submission of the covenant certificate for the quarter ending March 31, 2026 and then at 1.50% to 2.25%, as determined by a rent adjusted total net leverage ratio pricing grid and will mature in October 2030, provided that if, as of February 2029, the revolving loans or commitments thereof under the Company's senior secured credit facility remain outstanding and have not been extended, replaced or refinanced with a scheduled maturity date of no earlier than October 23, 2030, then the maturity date will be in February 2029.

The Company's senior secured yen credit facility is guaranteed by each of the Company's existing direct and indirect wholly owned material domestic restricted subsidiaries, subject to certain exclusions. The senior secured yen credit facility is secured by a pledge of the equity in certain of the Company's domestic operating properties, subject to receipt of gaming approvals. Mandatory prepayments will be required upon the occurrence of certain events. The Company's senior secured yen credit facility also contains customary representations and warranties, events of default, and positive and negative covenants.

MGM China revolving credit facility. In April 2025, MGM China entered into the MGM China revolving credit facility and subsequently repaid in full, the amounts outstanding under the MGM China first revolving credit facility with borrowings under the MGM China revolving credit facility. The total commitments of the MGM China first revolving credit facility and MGM China second revolving credit facility were cancelled in full.

At December 31, 2025, the MGM China revolving credit facility consisted of a HK$23.4 billion (approximately $3.0 billion) senior unsecured revolving credit facility, which matures in April 2030 and bears interest at a fluctuating rate per annum based on the Hong Kong Interbank Offer Rate plus 1.625% to 2.75%, as determined by MGM China's leverage ratio. At December 31, 2025, the weighted average interest rate was 6.46%. The MGM China revolving credit facility contains customary representations and warranties, events of default, and positive, negative and financial covenants, including that MGM China maintains compliance with a maximum leverage ratio and a minimum interest coverage ratio. MGM China was in compliance with its credit facility covenants at December 31, 2025.

Senior notes. In September 2024, the Company issued $850 million in aggregate principal amount of 6.125% notes due 2029. The Company used the net proceeds from the offering to fund the early redemption of its $675 million in aggregate principal amount of 5.75% notes due 2025 at a redemption price of 100.607% in October 2024, with the remainder primarily used for general corporate purposes.

In April 2024, the Company issued $750 million in aggregate principal amount of 6.5% notes due 2032. The Company used the net proceeds from the offering to fund the early redemption of its $750 million in aggregate principal amount of 6.75% notes due 2025 in May 2024.

In March 2023, the Company repaid its $1.25 billion 6% notes due 2023 upon maturity.

MGM China senior notes. In June 2025, MGM China repaid its $500 million in aggregate principal amount of 5.25% notes due 2025 with borrowings under the MGM China revolving credit facility.

In June 2024, MGM China issued $500 million in aggregate principal amount of 7.125% notes due 2031.

In May 2024, MGM China repaid its $750 million in aggregate principal amount of 5.375% notes due 2024.

LeoVegas senior notes. In August 2023, LeoVegas repaid its senior unsecured notes totaling SEK382 million (approximately $36 million).

Maturities of long-term debt. The maturities of the principal amount of the Company's long-term debt as of December 31, 2025 were as follows:

Year ending December 31,	(In thousands)
2026	$ 1,150,000
2027	1,425,000
2028	750,000
2029	850,000
2030	834,775
Thereafter	1,250,552
	$ 6,260,327

Fair value of long-term debt. The estimated fair value of the Company's long-term debt was $6.3 billion for each of the years ended December 31, 2025 and 2024.

NOTE 10 — INCOME TAXES

The Company recognizes deferred income tax assets, net of applicable reserves, related to net operating losses, tax credit carryforwards and certain temporary differences. The Company recognizes future tax benefits to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

The domestic and foreign components of income before income taxes were as follows:

	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
Domestic operations	$ (237,067)	$ 256,890	$ 1,214,888
Foreign operations	517,846	860,175	257,875
	$ 280,779	$ 1,117,065	$ 1,472,763

The components of the provision for (benefit from) income taxes were as follows:

	2025	2024	2023
	Year Ended December 31,		
	(In thousands)		
Federal:			
Current	$ (17,647)	$ 126,933	$ 259,128
Deferred (excluding separate components)	113,941	(22,919)	48,363
Deferred – valuation allowance change	(283,694)	(9,506)	(153,768)
Other noncurrent	(13,658)	1,458	(10,969)
(Benefit) provision for federal income taxes	(201,058)	95,966	142,754
State:			
Current	32,865	10,477	24,931
Deferred (excluding separate components)	(28,878)	(3,731)	(11,206)
Deferred – operating loss carryforward	4,150	(880)	12,219
Deferred – valuation allowance change	(1,020)	3,177	2,140
Provision for state income taxes	7,117	9,043	28,084
Foreign:			
Current	3,423	(2,363)	(223)
Deferred (excluding separate components)	(72,232)	(4,250)	(5,611)
Deferred – operating loss carryforward	(10,807)	(39,769)	57,485
Deferred – valuation allowance change	33,464	(6,170)	(64,650)
Benefit for foreign income taxes	(46,152)	(52,552)	(12,999)
	$ (240,093)	$ 52,457	$ 157,839

A reconciliation of the federal income tax statutory rate and the Company's effective tax rate for the year ended December 31, 2025 was as follows (in thousands, except percentages):

	Year ended December 31, 2025	
	Amount	Percent
U.S. federal statutory rate	$ 58,965	21.0 %
State and local income taxes, net of federal income tax effect[1]	6,248	2.2 %
Foreign tax effects		
Macau		
Statutory tax rate differential	(75,044)	(26.7)%
Tax holiday benefit	(144,831)	(51.6)%
Other	(7,478)	(2.7)%
Brazil		
Statutory tax rate differential	(7,505)	(2.7)%
Changes in valuation allowance	20,217	7.2 %
Other	(588)	(0.2)%
Hong Kong	40,868	14.6 %
Malta	23,513	8.4 %
Other foreign jurisdictions	10,939	3.9 %
Effects of cross-border tax laws	12,682	4.5 %
Tax credits	(16,486)	(5.9)%
Changes in valuation allowance	(283,694)	(101.0)%
Nontaxable and nondeductible items		
Foreign currency transaction gain or loss	60,501	21.5 %
Goodwill impairment	53,788	19.2 %
Other	25,997	9.3 %
Other adjustments	(18,185)	(6.5)%
Effective tax rate	$ (240,093)	(85.5)%

[1]State taxes in New Jersey comprise the majority (greater than 50 percent) of the tax effect in this category.

A reconciliation of the federal income tax statutory rate and the Company's effective tax rate was as follows:

	Year Ended December 31,	
	2024	**2023**
Federal income tax statutory rate	21.0 %	21.0 %
Noncontrolling interest	(0.2)	(0.1)
Foreign income/losses taxed at other than U.S. statutory rate	(19.5)	(3.6)
Federal valuation allowance	(0.9)	(10.4)
State taxes, net	0.6	1.5
General business credits	(1.5)	(1.2)
Incremental U.S. tax on foreign earnings	4.5	2.4
Permanent and other items	0.7	1.1
	4.7 %	10.7 %

The tax-effected components of the Company's net deferred tax liability were as follows:

	December 31,	
	2025	**2024**
Deferred tax assets – federal and state:	*(In thousands)*	
Net operating loss carryforward	$ 10,915	$ 14,193
Accruals, reserves and other	52,615	66,328
Lease liabilities	5,732,208	5,750,744
Tax credits	334,468	1,008,363
Intangibles	95,100	—
	6,225,306	6,839,628
Less: Valuation allowance	(277,391)	(867,416)
	5,947,915	5,972,212
Deferred tax assets – foreign:		
Net operating loss carryforward	191,777	180,970
Accruals, reserves and other	9,049	6,673
Property and equipment	39,059	37,832
Lease liabilities	207	1,488
	240,092	226,963
Less: Valuation allowance	(144,108)	(173,984)
	95,984	52,979
Total deferred tax assets	$ 6,043,899	$ 6,025,191
Deferred tax liabilities – federal and state:		
Property and equipment	$ (548,951)	$ (438,455)
Investments in unconsolidated affiliates	(585,266)	(583,865)
Investment in equity securities	(2,234,665)	(2,232,601)
ROU assets	(5,187,169)	(5,283,821)
Intangibles	—	(237,107)
	(8,556,051)	(8,775,849)
Deferred tax liabilities – foreign:		
Intangibles	(15,123)	(21,414)
	(15,123)	(21,414)
Total deferred tax liability	(8,571,174)	(8,797,263)
Net deferred tax liability	$ (2,527,275)	$ (2,772,072)

A reconciliation of income taxes paid (refunds received), net was as follows:

	Year Ended December 31,
	2025
U.S. federal	$ (53,373)
U.S. state and local	19,519
Foreign	(765)
Income tax refunds received, net	$ (34,619)

For the years ended December 31, 2024 and 2023, income taxes paid, net was $267 million and $344 million, respectively.

Deferred income tax valuation allowance consisted of the following:

	Balance at Beginning of Period	Increase	Decrease	Balance at End of Period
Deferred income tax valuation allowance:	*(In thousands)*			
Year Ended December 31, 2025	$ 1,041,400	$ —	$ (619,901)	$ 421,499
Year Ended December 31, 2024	1,778,446	—	(737,046)	1,041,400
Year Ended December 31, 2023	2,886,575	—	(1,108,129)	1,778,446

The Company has recorded a valuation allowance of $265 million on its foreign tax credit ("FTC") carryover of $334 million as of December 31, 2025, resulting in an FTC net deferred tax asset of approximately $69 million. The FTCs are attributable to the Macau Special Gaming Tax, which is 35% of gross gaming revenue in Macau. The Company believes payment of the Macau Special Gaming Tax qualifies as a tax paid in lieu of an income tax that is creditable against U.S. taxes. While the Company generally does not expect to generate new FTC carryovers after the year ended December 31, 2017, it will be able to utilize its existing FTC carryovers only to the extent it has active foreign source income during the applicable 10-year FTC carryforward period. The Company relies on future U.S.-source operating income in assessing, future FTC realization during the applicable 10-year FTC carryover period. The FTC carryovers will expire if not utilized as follows: $134 million in 2026 and $200 million in 2027.

The Company's assessment of the realization of its FTC deferred tax asset is based on available evidence, including assumptions concerning future U.S. operating profits and foreign source income. As a result, significant judgment is required in assessing the possible need for a valuation allowance and changes to such assumptions could result in a material change in the valuation allowance with a corresponding impact on the provision for income taxes in the period including such change.

At December 31, 2025, gross foreign net operating loss carryforwards consisted primarily of a complementary tax exempt net operating loss ("NOL") carryforward of $1.1 billion at MGM Grand Paradise resulting from non-gaming operations that will expire if not utilized in years 2026 through 2028.

As of December 31, 2025, there is a $144 million valuation allowance on certain foreign deferred tax assets, which relates primarily to MGM Grand Paradise's NOLs.

The Company has NOLs in some of the states in which it operates that total $171 million as of December 31, 2025, which equates to deferred tax assets of $11 million after federal tax effect and before valuation allowance. The NOL carryforwards in most of the states will expire, if not utilized, between 2030 through 2044. Otherwise, the NOL carryforward can be carried forward indefinitely. The Company has provided a valuation allowance of $12 million on its state deferred tax assets, including the NOLs described above.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was not material at December 31, 2025 and 2024, respectively. The Company recognizes interest and penalties related to unrecognized tax benefits as well as overpayments and underpayment of income taxes in income tax expense, which were not material for each of the periods presented.

The Company files income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions, and foreign jurisdictions. As of December 31, 2025, the federal, state, and local tax jurisdictions in which the Company files tax returns generally cannot assess tax with respect to years ended prior to 2021. However, NOLs and other available carryforwards generated or utilized in earlier years may be subject to adjustment.

The examination by the IRS of the Company's 2015 through 2019 U.S. consolidated federal income tax returns concluded in the first half of 2025 following approval of the examination findings by the Joint Committee on Taxation. The Company received $102 million in tax refunds and related interest in 2025 and an additional $85 million in January 2026. Additional interest remains outstanding and is expected to be received by the Company in 2026.

In addition, the Company is subject to state income tax examinations for various tax years ranging from 2022 through 2024. The Company does not anticipate any material adjustments upon resolution of these examinations.

NOTE 11 – LEASES

The Company leases real estate, land underlying certain of its properties, and various equipment under operating and, to a lesser extent, finance lease arrangements.

Real estate assets and land. The Company leases the real estate assets of its domestic properties pursuant to triple net lease agreements, which are classified as operating leases. The triple net structure of the leases requires the Company to pay substantially all costs associated with each property, including real estate taxes, insurance, utilities and routine maintenance (with each lease obligating the Company to spend a specified percentage of net revenues at the properties on capital expenditures), in addition to the annual cash rent. Each of the triple net leases also requires the Company to comply with certain financial covenants, which, if not met, would require the Company to maintain either cash security or one or more letters of credit in favor of the landlord in amounts ranging from six months to two years of rent.

Bellagio lease. The Company leases the real estate assets of Bellagio from a venture in which it has a 5% ownership interest (the "Bellagio REIT Venture"). The Bellagio lease commenced November 15, 2019 and has an initial term of 30 years with two 10-year renewal periods, exercisable at the Company's option, with a fixed 2% rent escalator for the first 10 years and, thereafter, an escalator equal to the greater of 2% and the CPI increase during the prior year, subject to a cap of 3% during the 11th through 20th years and 4% thereafter. Annual cash rent payments for the lease year that commenced on December 1, 2025 increased to $276 million as a result of the 2% fixed annual escalator.

Mandalay Bay and MGM Grand Las Vegas lease. The Company leases the real estate assets of Mandalay Bay and MGM Grand Las Vegas. The Mandalay Bay and MGM Grand Las Vegas lease commenced February 14, 2020 and has an initial term of 30 years with two 10-year renewal periods, exercisable at the Company's option, with a fixed 2% rent escalator for the first 15 years and, thereafter, an escalator equal to the greater of 2% and the CPI increase during the prior year, subject to a cap of 3%. Annual cash rent payments for the lease year that commenced on March 1, 2025 increased to $322 million as a result of the 2% fixed annual escalator.

Aria and Vdara lease. The Company leases the real estate assets of Aria and Vdara. The Aria and Vdara lease commenced September 28, 2021 and has an initial term of 30 years with three 10-year renewal periods, exercisable at the Company's option, with a fixed 2% rent escalator for the first 15 years, and thereafter, an escalator equal to the greater of 2% and the CPI increase during the prior year, subject to a cap of 3%. Annual cash rent payments for the lease year that commenced on October 1, 2025 increased to $233 million as a result of the 2% fixed annual escalator.

The VICI lease and ground subleases. The Company leases the real estate assets of Luxor, New York-New York, Park MGM, Excalibur, The Park, MGM Grand Detroit, Beau Rivage, Borgata, Empire City, MGM National Harbor, MGM Northfield Park, and MGM Springfield from VICI. The VICI lease commenced April 29, 2022 and has an initial term of 25 years, with three 10-year renewal periods, exercisable at the Company's option, with a fixed 2% rent escalator for the first 10 years, and thereafter, an escalator equal to the greater of 2% and the CPI increase during the prior year subject to a cap of 3%. Additionally, the VICI lease provides VICI with a right of first offer with respect to any further gaming development by the Company on the undeveloped land adjacent to Empire City, which VICI may exercise should the Company elect to sell the property. Annual cash rent payments for the lease year that commenced on May 1, 2025 increased to $775 million as a result of the 2% fixed annual escalator.

The Company is also required to pay the rent payments under the ground leases of the Borgata, Beau Rivage, and MGM National Harbor through the term of the VICI lease. The ground subleases of Beau Rivage and MGM National Harbor are classified as operating leases and the ground sublease of Borgata is classified as a finance lease.

In February 2023, in connection with the sale of the operations of Gold Strike Tunica, the VICI lease was amended to remove Gold Strike Tunica and to reflect a $40 million reduction in annual cash rent. The modification resulted in reassessment of the lease classification and remeasurement of the VICI lease, with the lease continuing to be accounted for as an operating lease and $507 million of net operating lease ROU and $516 million of lease liabilities were derecognized.

The Cosmopolitan lease. The Company leases the real estate assets of The Cosmopolitan. The Cosmopolitan lease commenced May 17, 2022 and has an initial term of 30 years with three 10-year renewal periods, exercisable at the Company's option, with a fixed 2% rent escalator for the first 15 years, and thereafter, an escalator equal to the greater of 2% and the CPI increase during the prior year, subject to a cap of 3%. Annual cash rent payments for the lease year that commenced on June 1, 2025 was $212 million.

MGM China land concessions. MGM Grand Paradise has MGM Macau and MGM Cotai land concession contracts with the government of Macau, each with an initial 25-year contract term ending in April 2031 and January 2038, respectively, with a right to renew for further consecutive periods of 10 years, at MGM Grand Paradise's option. The land leases are classified as operating leases.

Other information: Components of lease costs and other information related to the Company's leases were:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Operating lease cost, *primarily classified within "General and administrative"*[1]	$ 2,290,377	$ 2,300,373	$ 2,306,640
Finance lease costs			
Interest expense	$ 15,995	$ 32,251	$ 9,899
Amortization expense	73,863	58,845	65,629
Total finance lease costs	$ 89,858	$ 91,096	$ 75,528

(1) Operating lease cost includes $331 million for each of the years ended December 31, 2025, 2024, and 2023, related to the Bellagio lease, which is held with a related party.

	December 31,	
	2025	**2024**
	(In thousands)	
Operating leases		
Operating lease ROU assets, net[1]	$ 23,002,707	$ 23,532,287
Operating lease liabilities - current, *classified within "Other accrued liabilities"*	$ 106,005	$ 98,021
Operating lease liabilities - long-term[2]	24,962,742	25,076,139
Total operating lease liabilities	$ 25,068,747	$ 25,174,160
Finance leases		
Finance lease ROU assets, net, *classified within "Property and equipment, net"*	$ 236,861	$ 304,645
Finance lease liabilities - current, *classified within "Other accrued liabilities"*	$ 76,913	$ 74,191
Finance lease liabilities - long-term, *classified within "Other long-term obligations"*	178,053	243,256
Total finance lease liabilities	$ 254,966	$ 317,447
Weighted average remaining lease term (years)		
Operating leases	23	24
Finance leases	9	8
Weighted average discount rate (%)		
Operating leases	7	7
Finance leases	6	6

(1) As of December 31, 2025 and 2024, operating lease ROU assets, net included $3.3 billion and $3.4 billion related to the Bellagio lease, respectively.
(2) As of December 31, 2025 and 2024, operating lease liabilities – long-term included $3.8 billion related to the Bellagio lease. As of December 31, 2025 and 2024, operating lease liabilities – current included $9 million and $3 million related to the Bellagio lease, respectively.

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash paid for amounts included in the measurement of lease liabilities	*(In thousands)*		
Operating cash outflows from operating leases	$ 1,867,130	$ 1,833,022	$ 1,802,577
Operating cash outflows from finance leases	15,995	15,939	6,332
Financing cash outflows from finance leases[1]	70,118	54,798	71,611
ROU assets obtained in exchange for new lease liabilities			
Operating leases	$ 6,502	$ 6,658	$ 15,089
Finance leases	6,688	275,455	3,073

(1) Included within "Other" within "Cash flows from financing activities" on the consolidated statements of cash flows.

Maturities of lease liabilities were as follows:

	Operating Leases	**Finance Leases**
Year ending December 31,	*(In thousands)*	
2026	$ 1,878,845	$ 89,236
2027	1,910,407	83,577
2028	1,942,639	31,075
2029	1,974,637	7,948
2030	2,010,199	7,440
Thereafter	44,962,919	114,210
Total future minimum lease payments	54,679,646	333,486
Less: Amount of lease payments representing interest	(29,610,899)	(78,520)
Present value of future minimum lease payments	25,068,747	254,966
Less: Current portion	(106,005)	(76,913)
Long-term portion of lease liabilities	$ 24,962,742	$ 178,053

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Cybersecurity litigation, claims, and investigations. In September 2023, through unauthorized access to certain of its U.S. systems, third-party criminal actors accessed, for some of the Company's customers, personal information (including name, contact information (such as phone number, email address and postal address), gender, date of birth and driver's license numbers). For a limited number of customers, Social Security numbers and passport numbers were also accessed by the criminal actors. The Company has notified individuals impacted by this issue in accordance with federal and state law.

In connection with this cybersecurity issue, the Company became subject to consumer class actions in U.S. and Canadian courts. These class actions assert a variety of common law and statutory claims based on allegations that the Company failed to use reasonable security procedures and practices to safeguard customers' personal information, and seek monetary and statutory damages, injunctive relief and other related relief. The Company reached a settlement for $45 million to resolve the purported U.S. civil class action litigation related to the 2023 cybersecurity issue and a 2019 cybersecurity issue, which was paid by insurance carriers into a settlement fund in February 2025. The District Court for the District of Nevada approved the parties' settlement in the U.S. class actions and entered judgment in June 2025. In addition, the Company continues to be subject to investigations by state regulators, which also could result in monetary fines and other relief. The Company cannot predict the timing or outcome of any of these potential matters, or whether the Company may be subject to additional legal proceedings, claims, regulatory inquiries, investigations, or enforcement actions. While the Company believes it is reasonably possible that it may incur losses associated with the above-described proceedings, it is not possible to estimate the amount of loss or range of loss, if any, that might result from adverse judgments, settlements, or other resolution given the preliminary stage of these proceedings.

Other litigation. The Company is a party to various other legal proceedings, most of which relate to routine matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company's financial position, results of operations or cash flows.

Commitments and guarantees. *MGM Grand Paradise concession contract.* Pursuant to the concession contract, MGM Grand Paradise is required to pay (i) a special gaming tax of 35% of gross gaming revenue and a special levy of up to 5% of gross gaming revenue, of which the tax is subject to a minimum annual payment in the form of a special premium in the event the minimum amount is not achieved, (ii) a fixed annual premium, and (iii) a variable premium based on the number of gaming tables and machines. Based upon the approved number of gaming tables and slot machines as of December 31, 2025, the premiums for the above obligations payable to the Macau government are approximately MOP2.2 billion ($269 million as of December 31, 2025) during each of the next five years ending December 31, 2030, and approximately MOP4.3 billion ($540 million as of December 31, 2025) in the aggregate thereafter through the expiration of the gaming concession in December 2032.

In addition, MGM Grand Paradise is required to make annual payments in connection with the temporary use of the reverted gaming assets based upon square meters of the reverted casino areas. Such payments will be adjusted with the Macau average price index during the term of the reversion agreement. The annual payment to the Macau government is approximately MOP148 million ($19 million as of December 31, 2025) during each of the next five years ending December 31, 2030, and approximately MOP297 million ($37 million as of December 31, 2025) in the aggregate thereafter through the term of the reversion agreement, with each annual payment subject to the Macau average price index adjustment.

The minimum required amount of the payments described in (ii) and (iii) above, as well as the payments relating to the use of the reverted gaming assets were accrued as of and at the commencement of the concession contract as an offset to the related gaming rights intangible asset for $226 million. The initial value of the intangible asset and liability were measured as the present value of these payments based upon the approved number of gaming tables and slot machines, estimates of Macau average price index, and square meters of the reverted casino areas, each as of January 1, 2023. Payments incremental to minimum amounts due or any subsequent changes to the amounts due under such payments are expensed as incurred.

Under the gaming concession, MGM Grand Paradise committed to make gaming and non-gaming investments of MOP19.7 billion ($2.5 billion as of December 31, 2025) over the ten year term of the concession, of which MOP18 billion ($2.2 billion as of December 31, 2025) is designated for non-gaming projects in connection with, among others, the attraction of international visitors, conventions and exhibitions, entertainment shows, sporting events, culture and art, health and wellness, themed entertainment, gastronomy, community tourism, and maritime tourism.

The gaming law also requires concessionaires to maintain share capital of at least MOP5 billion (approximately $624 million as of December 31, 2025).

MGM China bank guarantees. In connection with the issuance of the gaming concession in January 2023, bank guarantees were provided to the government of Macau in the amount of MOP 1 billion (approximately $125 million as of December 31, 2025) to warrant the fulfillment of labor liabilities and of damages or losses that may result if there is noncompliance with the concession. The guarantees expire 180 days after the end of the concession term. As of December 31, 2025, MOP700 million of the bank guarantees (approximately $87 million as of December 31, 2025) were secured by pledged cash.

Bellagio REIT shortfall guarantee. The Company provides a shortfall guarantee of the $3.01 billion principal amount of indebtedness (and any interest accrued and unpaid thereon) of the landlord of Bellagio, Bellagio REIT Venture, which is a VIE and a related party, for which such indebtedness matures in 2029. The terms of the shortfall guarantee provide that after the lenders have exhausted certain remedies to collect on the obligations under the indebtedness, the Company would then be responsible for any shortfall between the value of the collateral, which is the real estate assets of the applicable property owned by the landlord, and the debt obligation. The guarantee is accounted for under ASC 460 at fair value; such value is immaterial.

MGM Osaka guarantees. The Company provides for guarantees (1) in the amount of JPY12.65 billion (approximately $81 million as of December 31, 2025) for 50% of MGM Osaka's obligations to Osaka under various agreements related to the venture's development of an integrated resort in Osaka, Japan and (2) of an uncapped amount to provide funding to MGM Osaka, if necessary, for the completion of the construction and full opening of the integrated resort. The guarantees expire when the obligations relating to the full opening of the integrated resort are fulfilled. The guarantees are accounted for under ASC 460 at fair value; such value is immaterial. Additionally, the Company's ownership interest in MGM Osaka, which had a carrying value of $434 million as of December 31, 2025, is pledged as collateral for MGM Osaka's obligations under its credit agreement.

MGM Osaka funding commitment. The Company has commitments to fund MGM Osaka of JPY428 billion, of which an estimated amount of approximately JPY356.9 billion (approximately $2.3 billion as of December 31, 2025) remains to be funded as of December 31, 2025. During the years ended December 31, 2025, 2024 and 2023, the Company funded JPY35.3 billion (approximately $238 million), JPY25.2 billion (approximately $157 million), and JPY10.3 billion (approximately $69 million) of the committed amount, respectively.

Other guarantees. The Company and its subsidiaries are party to various guarantee contracts in the normal course of business, which are generally supported by letters of credit issued by financial institutions. The Company's senior credit facility limits the amount of letters of credit that can be issued to $1.35 billion. At December 31, 2025, $25 million in letters of credit were outstanding under the Company's senior credit facility. The amount of available borrowings under the credit facility is reduced by any outstanding letters of credit.

NOTE 13 — STOCKHOLDERS' EQUITY

MGM Resorts International stock repurchases. In each of March 2022, February 2023, November 2023, and April 2025, the Company announced that the Board of Directors authorized a $2.0 billion stock repurchase plan. Under these stock repurchase plans, the Company may repurchase shares from time to time in the open market or in privately negotiated agreements. Repurchases of common stock may also be made under a Rule 10b5-1 plan, which would permit common stock to be repurchased when the Company might otherwise be precluded from doing so under insider trading laws. The timing, volume and nature of stock repurchases will be at the sole discretion of management, dependent on market conditions, applicable securities laws, and other factors, and may be suspended or discontinued at any time.

During the year ended December 31, 2023, the Company repurchased approximately 54 million shares of its common stock for an aggregate amount of $2.3 billion. Repurchased shares were retired. In connection with these repurchases, the March 2022 $2.0 billion stock repurchase plan was completed.

During the year ended December 31, 2024, the Company repurchased approximately 33 million shares of its common stock for an aggregate amount of $1.4 billion. Repurchased shares were retired. In connection with these repurchases, the February 2023 $2.0 billion stock repurchase plan was completed.

During the year ended December 31, 2025, the Company repurchased approximately 37 million shares of its common stock for an aggregate amount of $1.2 billion. Repurchased shares were retired. In connection with these repurchases, the November 2023 $2.0 billion stock repurchase plan was completed. As of December 31, 2025 the remaining availability under the April 2025 $2.0 billion stock repurchase plan was $1.6 billion.

Subsequent to December 31, 2025, the Company repurchased approximately 2 million shares of its common stock for an aggregate amount of $89 million, excluding excise tax. Repurchased shares were retired.

NOTE 14 — STOCK-BASED COMPENSATION

MGM Resorts International 2022 Omnibus Incentive Plan. The MGM Resorts 2022 Omnibus Incentive Plan ("2022 Omnibus Plan") allows the Company to grant up to approximately 18 million shares or stock-based awards, such as stock options, stock appreciation rights ("SARs"), restricted stock units ("RSUs"), performance share units ("PSUs") and other stock-based awards to eligible directors, officers, employees, and consultants of the Company and its subsidiaries.

As of December 31, 2025, the Company had an aggregate of approximately 12 million shares of common stock available for grant as stock-based awards under the 2022 Omnibus Plan. Additionally, as of December 31, 2025, the Company had approximately 6 million aggregate RSUs and PSUs outstanding, including deferred share units.

MGM China Share Option Plan and Restricted Stock Unit Plan. MGM China adopted its own equity award plan for the issuance of stock based awards to eligible recipients.

Stock-based compensation expense. Stock-based compensation expense was recognized as follows:

	Year Ended December 31,		
	2025	2024	2023
Stock-based compensation expense:	*(In thousands)*		
Omnibus Plan	$ 82,587	$ 73,074	$ 67,375
MGM China share-based compensation plans	7,884	7,150	6,232
Total stock-based compensation expense	90,471	80,224	73,607
Less: Reimbursed costs	(67)	(67)	(21)
	90,404	80,157	73,586
Less: Related tax benefit	(13,894)	(17,266)	(15,975)
Stock-based compensation expense, net of tax benefit	$ 76,510	$ 62,891	$ 57,611

NOTE 15 — EMPLOYEE BENEFIT PLANS

Multiemployer benefit plans. The Company currently participates in multiemployer pension plans in which the risks of participating differs from single-employer plans in the following aspects:

a) Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers;

b) If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers;

c) If an entity chooses to stop participating in some of its multiemployer plans, the entity may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability; and

d) If the plan is terminated by withdrawal of all employers and if the value of the non-forfeitable benefits exceeds plan assets and withdrawal liability payments, employers are required by law to make up the insufficient difference.

The Company's participation in these plans is presented below.

Pension Fund[1]	EIN/Pension Plan Number	Pension Protection Act Zone Status [2]		FIP/RP Status [3]	Contributions by the Company *(in thousands)*[4]			Surcharge Imposed	Expiration Dates of Collective Bargaining Agreements
		2024	2023		2025	2024	2023		
Western Unite Here and Employers Pension Fund[6]	93-4160766/001	Green	Green	No	$ 63,757	$ 61,630	$ 59,172	No	09/30/2028[5]; 09/30/2029[5]
The Legacy Plan of the UNITE HERE Retirement Fund (UHF)	82-0994119/001	Red	Red	Implemented	$ 10,657	$ 10,448	$ 10,113	No	5/31/2026

(1) The Company was listed in the plan's Form 5500 as providing more than 5% of the total contributions for the plan years 2024 and 2023 for both plans. At the date the financial statements were issued, Form 5500 was not available for the plan year 2025.

(2) The zone status is based on information that the Company received from the plan and is certified by the plan's actuary. Plans in the red zone are generally less than 65% funded (critical status) and plans in the green zone are at least 80% funded.

(3) Indicates plans for which a Financial Improvement Plan (FIP) or a Rehabilitation Plan (RP) is either pending or has been implemented.

(4) There have been no significant changes that affect the comparability of contributions.

(5) The Company is party to eleven collective bargaining agreements (CBA) that provide for contributions to the Western Unite Here and Employers Pension Fund, which are primarily with the Local Joint Executive Board of Las Vegas, for and on behalf of the Culinary Workers Union and Bartenders Union. The agreements between Aria, Bellagio, The Cosmopolitan, Mandalay Bay, and MGM Grand Las Vegas are the most significant because more than two-thirds of the Company's employee participants in this plan are covered by those five agreements.

(6) Effective January 1, 2024, the Southern Nevada Culinary and Bartenders Pension Plan merged into the Western Unite Here and Employers Pension Fund. There were no material changes to the terms of the plan.

Multiemployer benefit plans other than pensions. Pursuant to its collective bargaining agreements referenced above, the Company also contributes to UNITE HERE Health (the "Health Fund"), which provides healthcare benefits to its active and retired members. The Company contributed $238 million, $237 million, and $230 million to the Health Fund for the years ended December 31, 2025, 2024, and 2023, respectively.

NOTE 16 — PROPERTY TRANSACTIONS, NET

Property transactions, net consisted of the following:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Gain on sale of the operations of Gold Strike Tunica	$ —	$ —	$ (398,787)
Other property transactions, net	126,036	81,316	28,274
	$ 126,036	$ 81,316	$ (370,513)

Refer to Note 4 for discussion on the sale of the operations of Gold Strike Tunica.

Other. Other property transactions, net in 2025 included miscellaneous asset disposals and write-downs as well as write-downs and impairments of $93 million related to the Company determining it would no longer seek a commercial gaming license for Empire City, which primarily consists of the impairment of $52 million relating to Empire City's existing gaming license. Refer to Note 7 for further discussion.

Other property transactions, net in 2024 and 2023 includes miscellaneous asset disposals and write-downs.

NOTE 17 — SEGMENT INFORMATION

The Company's management views the operations of each of its casino properties as an operating segment which are aggregated into the reportable segments of Las Vegas Strip Resorts, Regional Operations, and MGM China and the Company's operating segments that comprise the Company's interactive gaming operations are aggregated into the MGM Digital reportable segment based on their similar economic characteristics, types of customers, types of services and products provided, the regulatory environments in which they operate and their management and reporting structure.

Las Vegas Strip Resorts. Las Vegas Strip Resorts consists of the following casino resorts in Las Vegas, Nevada: Aria (including Vdara), Bellagio, The Cosmopolitan, MGM Grand Las Vegas (including The Signature), Mandalay Bay (including W Las Vegas and Four Seasons), Luxor, New York-New York (including The Park), Excalibur, and Park MGM (including The Reserve at Park MGM).

Regional Operations. Regional Operations consists of the following casino properties: MGM Grand Detroit in Detroit, Michigan; Beau Rivage in Biloxi, Mississippi; Gold Strike Tunica in Tunica, Mississippi (until its disposition in February 2023); Borgata in Atlantic City, New Jersey; MGM National Harbor in Prince George's County, Maryland; MGM Springfield in Springfield, Massachusetts; Empire City in Yonkers, New York; and MGM Northfield Park in Northfield Park, Ohio.

MGM China. MGM China consists of MGM Macau and MGM Cotai.

MGM Digital. MGM Digital consists of LeoVegas and other consolidated subsidiaries that offer interactive gaming.

The Company's operations related to investments in unconsolidated affiliates, and certain other corporate operations and management services have not been identified as separate reportable segments; therefore, these operations are included in "Corporate and other" in the following segment disclosures to reconcile to consolidated results.

The Company's chief operating decision maker ("CODM") is the Chief Executive Officer. The CODM uses and monitors budget-to-actual and actual-to-actual results of Segment Adjusted EBITDAR in assessing performance of each segment and deciding where to invest capital.

Segment Adjusted EBITDAR is the Company's reportable segment GAAP measure, which management utilizes as the primary profit measure for its reportable segments and underlying operating segments. Segment Adjusted EBITDAR is a measure defined as earnings before interest and other non-operating income (expense), income taxes, depreciation and amortization, preopening and start-up expenses, property transactions, net, triple net lease rent expense, income (loss) from unconsolidated affiliates, goodwill impairment, and also excludes corporate expense and stock compensation expense, which are not allocated to each operating segment. Triple net lease rent expense is the expense for rent to landlords under triple net operating leases for its domestic properties, the ground subleases of Beau Rivage and MGM National Harbor, and the land concessions at MGM China.

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Net revenue			
Las Vegas Strip Resorts			
Casino	$ 2,013,701	$ 1,960,146	$ 2,127,612
Rooms	2,880,685	3,159,497	3,027,668
Food and beverage	2,260,651	2,356,718	2,289,812
Entertainment, retail and other	1,286,466	1,339,752	1,354,054
	8,441,503	8,816,113	8,799,146
Regional Operations			
Casino	2,772,734	2,737,778	2,712,205
Rooms	307,959	304,322	296,100
Food and beverage	461,549	456,129	440,002
Entertainment, retail and other	230,091	222,093	222,002
	3,772,333	3,720,322	3,670,309
MGM China			
Casino	3,909,643	3,496,697	2,787,837
Rooms	188,757	217,798	177,158
Food and beverage	323,764	265,883	161,669
Entertainment, retail and other	39,579	42,006	26,945
	4,461,743	4,022,384	3,153,609
MGM Digital			
Casino	654,190	552,012	432,146
Reportable segment net revenues	17,329,769	17,110,831	16,055,210
Corporate and other	207,914	129,714	109,039
	$ 17,537,683	$ 17,240,545	$ 16,164,249
Expenses			
Las Vegas Strip Resorts			
Payroll related	$ 2,623,256	$ 2,635,565	$ 2,517,233
Cost of sales	515,998	536,807	551,877
Gaming taxes	230,045	232,841	241,943
Other segment items[1]	2,214,331	2,304,357	2,297,607
	5,583,630	5,709,570	5,608,660
Regional Operations			
Payroll related	935,699	922,924	879,221
Cost of sales	161,998	166,872	159,670
Gaming taxes	763,166	757,824	735,179
Other segment items[1]	748,243	729,146	763,043
	2,609,106	2,576,766	2,537,113
MGM China			
Payroll related	633,050	565,858	473,616
Cost of sales	116,260	96,516	62,453
Gaming taxes	1,969,031	1,778,032	1,380,976
Other segment items[1]	540,208	494,852	369,675
	3,258,549	2,935,258	2,286,720
MGM Digital			
Payroll related	128,715	87,579	71,929
Marketing costs	267,621	253,227	164,645
Gaming taxes	157,721	125,934	84,064
Other segment items[2]	190,440	162,499	143,932
	$ 744,497	$ 629,239	$ 464,570

(1) Other segment items primarily include corporate allocations, service provider costs, promotional expense, and other miscellaneous expenses.
(2) Other segment items primarily include third party game provider fees, service provider costs, and other miscellaneous expenses.

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Segment Adjusted EBITDAR			
Las Vegas Strip Resorts	$ 2,857,873	$ 3,106,543	$ 3,190,486
Regional Operations	1,163,227	1,143,556	1,133,196
MGM China	1,203,194	1,087,126	866,889
MGM Digital	(90,307)	(77,227)	(32,424)
	5,133,987	5,259,998	5,158,147
Other operating income (expense)			
Corporate and other, net	(519,941)	(500,447)	(496,867)
Preopening and start-up expenses	(1,086)	(7,972)	(415)
Property transactions, net	(126,036)	(81,316)	370,513
Goodwill impairment	(278,927)	—	—
Depreciation and amortization	(1,017,794)	(831,097)	(814,128)
Triple net lease rent expense	(2,258,405)	(2,258,057)	(2,263,649)
Income (loss) from unconsolidated affiliates	69,982	(90,653)	(62,104)
Operating income	1,001,780	1,490,456	1,891,497
Non-operating income (expense)			
Interest expense, net of amounts capitalized	(419,042)	(443,230)	(460,293)
Non-operating items from unconsolidated affiliates	1,135	(734)	(1,032)
Other, net	(303,094)	70,573	42,591
	(721,001)	(373,391)	(418,734)
Income before income taxes	280,779	1,117,065	1,472,763
Benefit (provision) for income taxes	240,093	(52,457)	(157,839)
Net income	520,872	1,064,608	1,314,924
Less: Net income attributable to noncontrolling interests	(315,010)	(318,050)	(172,744)
Net income attributable to MGM Resorts International	$ 205,862	$ 746,558	$ 1,142,180

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Capital expenditures:			
Las Vegas Strip Resorts	$ 513,605	$ 597,152	$ 527,104
Regional Operations	154,186	170,490	135,848
MGM China	195,211	148,813	45,331
MGM Digital	82,824	65,849	34,175
Reportable segment capital expenditures	945,826	982,304	742,458
Corporate and other	123,101	168,285	189,355
	$ 1,068,927	$ 1,150,589	$ 931,813

Total assets are not allocated to segments for internal reporting or when determining the allocation of resources and, accordingly, are not presented.

Long-lived assets, which includes property and equipment, net and operating and finance lease right-of-use assets, net, presented by geographic region were as follows:

	December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Long-lived assets:			
United States	$ 26,478,770	$ 26,903,773	$ 26,698,996
China	2,672,851	2,734,513	2,731,397
Other	156,700	90,160	46,616
	$ 29,308,321	$ 29,728,446	$ 29,477,009

Net revenue, for which the country was determined based upon the location of the property or online gaming hub, presented by geographic region were as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Net revenue:	*(In thousands)*		
United States	$ 12,411,625	$ 12,664,897	$ 12,577,085
China	4,464,095	4,020,420	3,153,520
Other	661,963	555,228	433,644
	$ 17,537,683	$ 17,240,545	$ 16,164,249

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("the Exchange Act")) were effective as of December 31, 2025 to provide reasonable assurance that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and regulations and to provide that such information is accumulated and communicated to management to allow timely decisions regarding required disclosures. This conclusion is based on an evaluation as required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act conducted under the supervision and participation of the principal executive officer and principal financial officer along with company management.

Changes in Internal Control over Financial Reporting

During the quarter ended December 31, 2025, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Management's Responsibilities

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Sections 13a-15(f) and 15d-15(f) of the Exchange Act) for MGM Resorts International and subsidiaries (the "Company").

Objective of Internal Control over Financial Reporting

In establishing adequate internal control over financial reporting, management has developed and maintained a system of internal control, policies and procedures designed to provide reasonable assurance that information contained in the accompanying consolidated financial statements and other information presented in this annual report is reliable, does not contain any untrue statement of a material fact or omit to state a material fact, and fairly presents in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented in this annual report. These include controls and procedures designed to ensure that this information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate for all timely decisions regarding required disclosure. Significant elements of the Company's internal control over financial reporting include, for example:

- Hiring skilled accounting personnel and training them appropriately;
- Written accounting policies;
- Written documentation of accounting systems and procedures;
- Segregation of incompatible duties;
- Internal audit function to monitor the effectiveness of the system of internal control; and
- Oversight by an independent Audit Committee of the Board of Directors.

Management's Evaluation

Management, with the participation of the Company's principal executive officer and principal financial officer, has evaluated the Company's internal control over financial reporting using the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on its evaluation as of December 31, 2025, management believes that the Company's internal control over financial reporting is effective in achieving the objectives described above.

The Company's independent registered public accounting firm's report on the effectiveness of our internal control over financial reporting appears herein.

ITEM 9B.　　OTHER INFORMATION

During the three months ended December 31, 2025, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act")).

ITEM 9C.　　DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item will be included in our definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, which we expect to file with the SEC within 120 days after December 31, 2025 (the "Proxy Statement"), and is incorporated herein by reference.

We have an insider trading policy governing the purchase, sale and other dispositions of our securities that applies to all personnel of MGM and its subsidiaries, including directors, officers and employees and other covered persons, as well as MGM itself. We believe that our insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as applicable listing standards. A copy of our insider trading policy is filed as Exhibit 19.1 to this report.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this Item will be included in the Proxy Statement, and is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item will be included in the Proxy Statement, and is incorporated herein by reference.

Equity Compensation Plan Information

The following table includes information about our equity compensation plans at December 31, 2025:

	Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Securities available for future issuance under equity compensation plans
	(In thousands, except per share data)		
Equity compensation plans approved by security holders [1]	5,927	$ —	12,323
Equity compensation plans not approved by security holders	—	—	—

[1] As of December 31, 2025, we had 4.4 million restricted stock units and 1.5 million performance share units outstanding that do not have an exercise price. As of December 31, 2025 there are no outstanding options, warrants, and rights that have an exercise price. The amount included in the securities outstanding above for performance share units assumes that each target price is achieved.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTORS INDEPENDENCE

The information required by this Item will be included in the Proxy Statement, and is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item will be included in the Proxy Statement, and is incorporated herein by reference.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1). **Financial Statements.** The following consolidated financial statements of the Company are filed as part of this report under Item 8 – "Financial Statements and Supplementary Data."

Reports of Independent Registered Public Accounting Firm	52
Consolidated Balance Sheets	55
Consolidated Statements of Operations	56
Consolidated Statements of Comprehensive Income	57
Consolidated Statements of Cash Flows	58
Consolidated Statements of Stockholders' Equity	59
Notes to Consolidated Financial Statements	60

Financial statement schedules have been omitted because they are not applicable, or the required information is included in the consolidated financial statements or the notes thereto.

(a)(3). **Exhibits.**

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of the Company, dated June 14, 2011 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed on August 9, 2011).
3.2	Amended and Restated Bylaws of the Company, effective January 8, 2025 (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on January 10, 2025).
4.1(1)	Indenture, dated November 15, 1996, by and between Mandalay and Wells Fargo Bank (Colorado), N.A., as Trustee (the "Mandalay November 1996 Indenture") (incorporated by reference to Exhibit 4(e) to the Mandalay October 1996 10-Q).
4.1(2)	Supplemental Indenture, dated as of November 15, 1996, to the Mandalay November 1996 Indenture, with respect to $150 million aggregate principal amount of 7.0% Senior Notes due 2036 (incorporated by reference to Exhibit 4(f) to the Mandalay October 1996 10-Q).
4.1(3)	7.0% Senior Notes due February 15, 2036, in the principal amount of $150,000,000 (incorporated by reference to Exhibit 4(g) to the Mandalay October 1996 10-Q).
4.1(4)	Indenture, dated March 22, 2012, between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on March 22, 2012).
4.1(5)	Fifth Supplemental Indenture, dated August 19, 2016, among MGM Resorts International, the guarantors named therein and U.S. Bank National Association, as trustee, to the Indenture, dated as of March 22, 2012, among MGM Resorts International and U.S. Bank National Association, as trustee, relating to the 4.625% senior notes due 2026 (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on August 19, 2016).
4.1(6)	Seventh Supplemental Indenture, dated April 10, 2019, among MGM Resorts International, the guarantors named therein and U.S. Bank National Association, as trustee, to the Indenture, dated as of March 22, 2012, among MGM Resorts International and U.S. Bank National Association, as trustee, relating to the 5.500% senior notes due 2027 (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on April 10, 2019).
4.1(7)	Ninth Supplemental Indenture, dated October 13, 2020, among MGM Resorts International, the guarantors named therein and U.S. Bank National Association, as trustee, to the Indenture, dated as of March 22, 2012, among MGM Resorts International and U.S. Bank National Association, as trustee, relating to the 4.750% senior notes due 2028 (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on October 13, 2020).
4.1(8)	Indenture, dated April 9, 2024, among MGM Resorts International and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on April 9, 2024).

4.1(9)	First Supplemental Indenture, dated April 9, 2024, among MGM Resorts International, the guarantors named therein and U.S. Bank Trust Company, National Association, as trustee, to the Indenture, dated as of April 9, 2024, among MGM Resorts International and U.S. Bank Trust Company, National Association, as trustee, relating to the 6.500% senior notes due 2032. (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed on April 9, 2024).
4.1(10)	Second Supplemental Indenture, dated September 17, 2024. among MGM Resorts International, the guarantors named therein and U.S. Bank Trust Company, National Association, as trustee, to the Indenture, dated as of April 9, 2024, among MGM Resorts International and U.S. Bank Trust Company, National Association, as trustee, relating to the 6.125% senior notes due 2029 (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on September 17, 2024).
4.1(11)	Indenture governing the 5.875% senior notes due 2026, dated as of May 16, 2019, between MGM China Holdings Limited and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed on May 16, 2019).
4.1(12)	Indenture governing the 4.75% senior notes due 2027, dated as of March 31, 2021, between MGM China Holdings Limited and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on March 31, 2021).
4.1(13)	Indenture governing the 7.125% senior notes due 2031, dated as of June 26, 2024, between MGM China Holdings Limited and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on June 26, 2024).
4.2	Guarantee (Mandalay Resort Group 7.0% Senior Notes due 2036), dated as of April 25, 2005, by the Company and certain subsidiaries of the Company, in favor of The Bank of New York, as trustee for the benefit of the holders of the Notes pursuant to the Indenture referred to therein (incorporated by reference to Exhibit 10.22 of the Company's Quarterly Report on Form 10-Q filed on November 9, 2005).
4.3	Description of MGM Common Stock (incorporated by reference to Exhibit 4.4 of the Company's Annual Report on Form 10-K filed on February 26, 2021).
10.1(1)	Credit Agreement, dated as of November 24, 2021, among the Company, Bank of America, N.A., as administrative agent, and certain lenders party thereto (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on November 26, 2021).
10.1(2)	First Amendment to Credit Agreement, dated August 31, 2023, by and among the Company, Bank of America, N.A., as administrative agent, and certain lenders party thereto (incorporated by reference to Exhibit 10.1(1) of the Company's Quarterly Report on Form 10-Q filed on November 8, 2023).
10.1(3)	Second Amendment to Credit Agreement, dated as of February 9, 2024, among the Company, Bank of America, N.A., as administrative agent, and certain lenders party thereto (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on February 14, 2024).
10.1(4)	Third Amendment to Credit Agreement, dated as of October 3, 2025, by and among the Company, Bank of America, N.A., as administrative agent, and certain lenders party thereto.
10.1(5)	Credit Agreement, dated as of October 23, 2025, among the Company, Sumitomo Mitsui Banking Corporation, as administrative agent, and certain lenders party thereto (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on October 29, 2025).
10.1(6)	First Amendment to Credit Agreement dated as of November 21, 2025, by and among the Company, Sumitomo Mitsui Banking Corporation, as administrative agent, and certain lenders party thereto.
10.1(7)	Revolving Credit Facility Agreement, dated April 15, 2025, by and among MGM China Holdings Limited and certain Lenders party thereto (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on April 16, 2025).
10.1(8)	Guaranty Agreement, dated as of November 15, 2019 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on November 18, 2019).
10.1(9)	Guaranty Agreement, dated as of February 14, 2020 (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on May 1, 2020).
10.1(10)	Core Shareholders, etc. Support Letter, dated March 29, 2024, among Osaka IR KK, as Borrower, the Company, MGM Resorts Japan LLC and ORIX Corporation, as Core Shareholders, etc., MUFG Bank Ltd, as Facility Agent, Sumitomo Mitsui Banking Corporation, as Securities Agent, and certain lenders party thereto (English translation of Japanese original) (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on May 1, 2024).
10.1(11)	Guarantee and Keep-Well Letter, dated September 28, 2023, by MGM Resorts International, as guarantor, to Osaka Prefecture and Osaka City (English translation of Japanese original) (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on May 1, 2024).
^^10.1(12)	Shareholders' Agreement, dated February 10, 2022, by and between ORIX Corporation and MGM Resorts Japan, LLC (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on October 30, 2024).

10.1(13)	Omnibus Amendment to Shareholders' Agreement and Amended and Restated Memorandum of Understanding Regarding Draft Shareholders' Agreement, dated October 18, 2024, by and between ORIX Corporation and MGM Resorts Japan, LLC (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on October 30, 2024).
10.2(1)	Concession Contract, effective as of January 1, 2023, by and between MGM Grand Paradise S.A. and the Government of the Macau SAR (incorporated by reference to Exhibit 10.2(1) of the Company's Annual Report on Form 10-K filed on February 24, 2023).
10.2(2)	Land Concession Agreement, dated as of April 18, 2005, relating to the MGM Macau resort and casino between the Special Administrative Region of Macau and MGM Grand Paradise, S.A. (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on August 9, 2011).
10.2(3)	Land Concession Agreement, effective as of January 9, 2013, relating to the MGM Cotai resort and casino between the Special Administrative Region of Macau and MGM Grand Paradise S.A. (incorporated by reference to Exhibit 10.2(4) of the Company's Annual Report on Form 10-K filed on March 1, 2013).
10.3(1)	Amended and Restated Master Lease, by and between MGP Lessor, LLC and MGM Lessee, LLC, dated as of April 29, 2022 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on April 29, 2022).
10.3(2)	First Amendment to Amended and Restated Master Lease, dated as of December 19, 2022, by and between MGP Lessor, LLC and MGM Lessee, LLC (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on December 19, 2022).
10.3(3)	Second Amendment to Amended and Restated Master Lease, dated as of February 15, 2023, by and between MGP Lessor, LLC and MGM Lessee, LLC (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on May 1, 2023).
10.3(4)	Lease, by and between BCORE Paradise LLC and Bellagio, LLC, dated as of November 15, 2019 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on November 18, 2019).
10.3(5)	First Amendment to Lease, by and between BCORE Paradise LLC and Bellagio, LLC, dated as of April 14, 2021 (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on August 6, 2021).
10.3(6)	Second Amendment to Lease, by and between BCORE Paradise LLC and Bellagio, LLC, dated as of February 22, 2022 (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on May 2, 2022).
10.3(7)	Lease, by and between Mandalay PropCo, LLC, MGM Grand PropCo, LLC and MGM Lessee II, LLC, dated as of February 14, 2020 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on February 18, 2020).
10.3(8)	Master Lease by and among Ace A PropCo LLC, Ace V PropCo LLC and MGM Lessee III, LLC, dated as of September 28, 2021 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on September 28, 2021).
10.3(9)	Amendment to Master Lease, by and among Ace A PropCo LLC, Ace V PropCo LLC and MGM Lessee III, LLC, dated as of November 17, 2021 (incorporated by reference to Exhibit 10.3(9) of the Company's Annual Report on Form 10-K filed on February 23, 2024).
10.3(10)	Lease by and between Marker LV Propco LLC and Nevada Property 1 LLC, dated as of May 17, 2022 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed on May 17, 2022).
10.3(11)	Tax Protection Agreement, by and among Bellagio, LLC, BCORE Paradise Parent LLC and BCORE Paradise JV LLC, dated as of November 15, 2019 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on November 18, 2019).
10.3(12)	Tax Protection Agreement, by and among MGM Resorts International, MGM Growth Properties Operating Partnership LP and MGP BREIT Venture 1 LLC, dated as of February 14, 2020 (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on February 18, 2020).
10.3(13)	Tax Protection Agreement, by and among VICI Properties, Inc., VICI Properties OP LLC, MGM Resorts International and the other parties thereto, dated as of April 29, 2022 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed on April 29, 2022).
*10.4(1)	Amended and Restated 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on June 10, 2014).
*10.4(2)	MGM Resorts International 2022 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed on May 9, 2022).
*10.4(3)	Second Amended and Restated Annual Performance-Based Incentive Plan for Executive Officers (incorporated by reference to Appendix A of the Company's Proxy Statement filed on April 20, 2016).
*10.4(4)	Deferred Compensation Plan II, as Amended and Restated, effective December 17, 2014 (incorporated by reference to Exhibit 10.4(6) of the Company's Annual Report on Form 10-K filed on March 2, 2015).

*10.4(5)	Amendment Number Two to the MGM Resorts Deferred Compensation Plan II, effective November 1, 2022 (incorporated by reference to Exhibit 10.4(5) of the Company's Annual Report on Form 10-K filed on February 24, 2023).
*10.4(6)	Supplemental Executive Retirement Plan II, dated as of December 30, 2004 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on January 10, 2005).
*10.4(7)	Amendment No. 1 to the Supplemental Executive Retirement Plan II, dated as of July 10, 2007 (incorporated by reference to Exhibit 10.3(12) of the Company's Annual Report on Form 10-K filed on February 29, 2008).
*10.4(8)	Amendment No. 2 to the Supplemental Executive Retirement Plan II, dated as of October 15, 2007 (incorporated by reference to Exhibit 10.3(14) of the Company's Annual Report on Form 10-K filed on February 29, 2008).
*10.4(9)	Amendment No. 1 to the Supplemental Executive Retirement Plan II, dated as of November 4, 2008 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on November 7, 2008).
*10.4(10)	Amendment No. 4 to the Supplemental Executive Retirement Plan II, effective November 1, 2022 (incorporated by reference to Exhibit 10.4(10) of the Company's Annual Report on Form 10-K filed on February 24, 2023).
*10.4(11)	Employment Agreement, effective as of May 8, 2025, by and between the Company and William Hornbuckle (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on May 8, 2025).
*10.4(12)	Employment Agreement, effective as of September 1, 2022, by and between the Company and Corey Sanders (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on August 22, 2022).
*10.4(13)	Employment Agreement, effective as of October 1, 2025, by and between the Company and Jonathan Halkyard (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on September 19, 2025).
*10.4(14)	Employment Agreement, effective as of September 1, 2022, by and between the Company and John McManus (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed on August 22, 2022).
*10.4(15)	Employment Agreement, effective as of October 1, 2025, by and between the Company and Gary Fritz (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on September 19, 2025).
*10.4(16)	First Amendment to Employment Agreement, dated as of December 6, 2022, by and between the Company and Corey Sanders (incorporated by reference to Exhibit 10.4(16) of the Company's Annual Report on Form 10-K filed on February 24, 2023).
*10.4(17)	Amendment and Modification to Employment Agreement, effective as of August 29, 2025, by and between the Company and Corey Sanders (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on September 5, 2025).
*10.4(18)	First Amendment to Employment Agreement, dated as of December 6, 2022, by and between the Company and John McManus (incorporated by reference to Exhibit 10.4(18) of the Company's Annual Report on Form 10-K filed on February 24, 2023).
*10.4(19)	Amended and Restated Deferred Compensation Plan for Non-employee Directors, effective as of June 5, 2014 (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on August 11, 2014).
*10.4(20)	First Amendment to MGM Resorts International 2012 Deferred Compensation Plan for Non-Employee Directors, dated as of April 27, 2022 (incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q filed on August 3, 2022).
*10.4(21)	Second Amendment to MGM Resorts International 2012 Deferred Compensation Plan for Non-Employee Directors, dated as of October 17, 2022 (incorporated by reference to Exhibit 10.4(22) of the Company's Annual Report on Form 10-K filed on February 24, 2023).
*10.4(22)	Amended and Restated Change of Control Policy for Executive Officers, effective August 16, 2022 (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K filed on August 22, 2022).
*10.4(23)	Form of Restricted Stock Unit Agreement (Non-Employee Director) (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed on March 10, 2017).
*10.4(24)	Form of Restricted Stock Unit (Deferred Payment Bonus) (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on May 7, 2018).
*10.4(25)	Form of Performance Share Unit Agreement (Annual Grant) (incorporated by reference to Exhibit 10.5(41) of the Company's Annual Report on Form 10-K filed on February 27, 2020).

*10.4(26)	Form of Restricted Stock Unit Agreement (no Performance Hurdle) (incorporated by reference to Exhibit 10.5(44) of the Company's Annual Report on Form 10-K filed on February 27, 2020).
*10.4(27)	Form of Relative Performance Share Unit Agreement (Annual Grant) (incorporated by reference to Exhibit 10.5(44) of the Company's Annual Report on Form 10-K filed on February 25, 2022).
*10.4(28)	Form of Relative Performance Share Unit Agreement (Annual Grant, Messrs. Hornbuckle, Sanders & McManus) (incorporated by reference to Exhibit 10.5(45) of the Company's Annual Report on Form 10-K filed on February 25, 2022).
*10.4(29)	Form of Restricted Stock Unit Agreement (no Performance Hurdle) (for awards granted in September 2024 and thereafter) (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on October 30, 2024).
*10.4(30)	Form of Relative Performance Share Unit Agreement (Annual Grant) (for awards granted in October 2024 through 2025) incorporated by reference to Exhibit 10.4(32) of the Company's Annual Report on Form 10-K filed on February 18, 2025).
*10.4(31)	Form of Performance Share Unit Agreement (Annual Grant) (for awards granted in October 2024 through 2025) incorporated by reference to Exhibit 10.4(33) of the Company's Annual Report on Form 10-K filed on February 18, 2025).
*10.4(32)	Form of Relative Performance Share Unit Agreement (Annual Grant, Messrs. Hornbuckle, Sanders & McManus) (for awards granted in October 2024 through 2025) (incorporated by reference to Exhibit 10.4(34) of the Company's Annual Report on Form 10-K filed on February 18, 2025.)
*10.4(33)	Form of Performance Share Unit Agreement (Annual Grant, Messrs. Hornbuckle, Sanders & McManus) (for awards granted in October 2024 through 2025) (incorporated by reference to Exhibit 10.4(35) of the Company's Annual Report on Form 10-K filed on February 18, 2025).
*10.4(34)	Form of Restricted Stock Unit Agreement (Fritz) (incorporated by reference to Exhibit 10.3 of the Company's Report on Form 8-K filed on September 19, 2025).
*10.4(35)	Form of Relative Performance Share Unit Agreement (Annual Grant, Messrs. Hornbuckle, Sanders & McManus) (for awards granted in October 2025).
*10.4(36)	Form of Relative Performance Share Unit Agreement (Annual Grant) (for awards granted in October 2025).
^19.1	MGM Securities Trading Policy (incorporated by reference to Exhibit 19.1 of the Company's Annual Report on Form 10-K filed on February 18, 2025).
^19.2	MGM Securities Trading Policy - Policy Supplement for Blackout Insiders.
^19.3	MGM Securities Trading Policy - Policy Supplement for Pre-Clearance Insiders (incorporated by reference to Exhibit 19.3 of the Company's Annual Report on Form 10-K filed on February 23, 2024).
21	List of subsidiaries of the Company.
22	Subsidiary Guarantors.
23.1	Consent of Deloitte & Touche LLP.
31.1	Certification of Chief Executive Officer of Periodic Report Pursuant to Rule 13a-14(a) and Rule 15d-14(a).
31.2	Certification of Chief Financial Officer of Periodic Report Pursuant to Rule 13a-14(a) and Rule 15d-14(a).
**32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350.
**32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.
97	Policy on Recovery of Incentive Compensation in Event of Financial Restatement (incorporated by reference to Exhibit 97 of the Company's Annual Report on Form 10-K filed on February 23, 2024).
99.1	Description of Regulation and Licensing.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	The cover page from this Annual Report on Form 10-K for the year ended December 31, 2025, has been formatted in Inline XBRL.

*   Management contract or compensatory plan or arrangement.

**   Exhibits 32.1 and 32.2 shall not be deemed filed with the SEC, nor shall they be deemed incorporated by reference in any filing with the SEC under the Exchange Act or the Securities Act, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

^   Certain information contained in this exhibit has been redacted pursuant to Item 601(a)(6) of Regulation S-K.

^^   Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. MGM Resorts International agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request. In addition, certain information contained in this exhibit has been redacted pursuant to Item 601(a)(6) and Item 601(b)(10) of Regulation S-K.

In accordance with Rule 402 of Regulation S-T, the XBRL information included in Exhibit 101 and Exhibit 104 to this Form 10-K shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MGM Resorts International

By: /s/ William J. Hornbuckle
          William J. Hornbuckle
          Chief Executive Officer and President
          (Principal Executive Officer)

Dated: February 11, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ William J. Hornbuckle William J. Hornbuckle	Chief Executive Officer and President (Principal Executive Officer)	February 11, 2026
/s/ Jonathan S. Halkyard Jonathan S. Halkyard	Chief Financial Officer (Principal Financial Officer)	February 11, 2026
/s/ Todd R. Meinert Todd R. Meinert	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 11, 2026
/s/ Paul J. Salem Paul J. Salem	Chairman of the Board	February 11, 2026
/s/ Barry Diller Barry Diller	Director	February 11, 2026
/s/ Joseph M. Levin Joseph M. Levin	Director	February 11, 2026
/s/ Rose McKinney-James Rose McKinney-James	Director	February 11, 2026
/s/ Keith A. Meister Keith A. Meister	Director	February 11, 2026
/s/ Janet G. Swartz Janet G. Swartz	Director	February 11, 2026

Signature	Title	Date
/s/ Daniel J. Taylor	Director	February 11, 2026
Daniel J. Taylor		
/s/ Benjamin S. Winston	Director	February 11, 2026
Benjamin S. Winston		
/s/ Keith Barr	Director	February 11, 2026
Keith Barr		
/s/ Donna Langley	Director	February 11, 2026
Donna Langley		

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CORPORATE INFORMATION

DIRECTORS

PAUL SALEM
Chairman of the Board
Senior Managing Director Emeritus of
Providence Equity Partners

KEITH BARR
Director
President and Chief Executive Officer of CarMax, Inc

BARRY DILLER
Director
Chairman and Senior Executive of IAC Inc.

WILLIAM J. HORNBUCKLE
Director
Chief Executive Officer and President
MGM Resorts International

DONNA LANGLEY
Director
Chairman of NBC Universal Entertainment

JOEY LEVIN
Director
Executive Chairman of Angi Inc.

ROSE MCKINNEY-JAMES
Director
Managing Principal of Energy Works Consulting LLC
and McKinney James & Associates

KEITH A. MEISTER
Director
Founder, Managing Partner and Chief Investment Officer
of Corvex Management LP

JAN G. SWARTZ
Director

DANIEL J. TAYLOR
Director

BEN WINSTON
Director
Producer, Director and Founding Partner of
Fulwell Entertainment

OFFICERS

WILLIAM J. HORNBUCKLE
Chief Executive Officer and President

JONATHAN S. HALKYARD
Chief Financial Officer

AYESHA MOLINO
Chief Operating Officer

JOHN M. MCMANUS
Chief Legal and Administrative Officer and Secretary

GARY FRITZ
Chief Commercial Officer and President of MGM Digital













MGM RESORTS
INTERNATIONAL®

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W LAS VEGAS · PARK MGM · THE RESERVE AT PARK MGM · NEW YORK NEW YORK LAS VEGAS HOTEL & CASINO · LUXOR · Excalibur · Beau Rivage

Borgata · MGM GRAND DETROIT · EMPIRE CITY CASINO · MGM NATIONAL HARBOR · MGM SPRINGFIELD · MGM NORTHFIELD PARK · MGM MACAU · MGM COTAI

MGM
REWARDS